Exhibit 99.1

Baozun Inc. Supplemental and Updated Disclosures

We recently filed a listing application with The Stock Exchange of Hong Kong Limited, or the Hong Kong Stock Exchange, in connection with a proposed secondary listing, or the Listing, of our Class A ordinary shares, par value US$0.0001 per share, or the Shares, on the Main Board of the Hong Kong Stock Exchange together with a gobal offering of the Shares,or the Global Offering, comprising a Hong Kong initial public offering and an international offering.

The listing application contains supplemental disclosures and additional new disclosures of certain aspects of our business and financial information as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, or the Hong Kong Listing Rules, as well as updated disclosures of certain information previously disclosed in our annual report on Form 20-F for the fiscal year ended December 31, 2019, or our 2019 Annual Report. This Exhibit 99.1 sets forth such new, supplemental and updated information and disclosures as described below. The disclosures herein supplement and should be read in conjunction with the disclosures in our 2019 Annual Report and other disclosures furnished on Form 6-K.

As we have applied for a secondary listing on the Hong Kong Stock Exchange, the Nasdaq Global Select Market, or Nasdaq, will continue to be our primary listing venue. We have also applied for a number of waivers and/or exemptions from strict compliance with the relevant provisions of the Hong Kong Listing Rules, the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), or the SFO and the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong), or the Companies (WUMP) Ordinance, and a ruling in relation to the Codes on Takeovers and Mergers and Share Buy-backs issued by the Securities and Futures Commission of Hong Kong, or the Takeovers Codes. If these applications are approved, we would be exempted from certain requirements to which other companies listed on the Hong Kong Stock Exchange are normally subject to without such waivers and exemptions, as discussed in greater detail below. We do not expect the Listing to result in significant additional compliance or disclosure obligations for our company.

Unless otherwise stated, all translations of Renminbi and Hong Kong dollars into U.S. dollars and from U.S. dollars into Renminbi in this document were made at a rate of RMB7.0651 to US$1.00 and HKD7.7501 to US$1.00, the respective exchange rate on June 30, 2020 set forth in the H.10 statistical release of the Federal Reserve Board.

There is no assurance as to if or when the Listing and Global Offering will take place. This communication is neither an offer to sell nor a solicitation of an offer to buy, nor shall there be any offer, solicitation or sale of our securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

LETTER FROM CO-FOUNDER, CHAIRMAN AND CEO

Dear Investors,

I am pleased to inform you that we have successfully initiated the Hong Kong IPO process. I would like to thank you for your continuous care and support for Baozun, which is critical for our continued growth.

The rise of e-commerce has transformed not only the world, but also the retail landscape in China. Rapid growth of C2C e-commerce since 2003 has been driving the development of online payment and logistics services. Since 2008, large businesses and brand owners have been attracted to the e-commerce market, which has boosted the growth of B2C e-commerce, particularly brand-owner-to-consumer e-commerce, over the past decade, making it a mainstream retail channel. These trends have profound implications for brand owners and their operating environment. China has the largest online shopping market in the world with gross merchandise value reaching RMB9.9 trillion in 2019, accounting for 24.1% of the total retail sales. We believe that brand e-commerce is a well-trusted e-commerce model that enjoys the fastest growth and highest popularity among consumers.

Traditional brand operations were not designed for e-commerce. As brand e-commerce evolves, conventional business models and supporting systems encounter a number of challenges, including:

•                          Shift of branding and marketing activities from TV ads and other traditional media to online media and channels, with dual focus on brand awareness and sales growth

•                          Disruption to the existing retail channel structure and pricing scheme and erosion of traditional offline channels by e-commerce

•                          Failure of traditional IT systems like ERP in supporting the changing e-commerce and omni-channel marketing, sales and services

•                          Requirements for enhanced supply-chain capabilities to address the fast, complicated fulfillment needs and cost pressure

In 2007, we founded Baozun envisioning a promising future for brand e-commerce. In the past decade, Baozun played an essential role in helping many brand owners enter the e-commerce market, operate and expand their online business, and build their direct-to-consumer capabilities. Since its inception, Baozun has maintained strong business growth. We have witnessed growth in the number of our employees from a dozen to more than 5,000, the number of our brand partners from one to 250, and our category coverage from one e-commerce vertical to eight verticals. Our annual GMV grew from RMB1 million in the first year to more than RMB44 billion in 2019. In 2013, we expanded our footprint beyond mainland China, with Hong Kong being the first stop.

Today, we have established cordial and long-standing relationships with 250 international and domestic brands. We have offices in Shanghai, Suzhou, Chengdu, Hong Kong and Taiwan, and plan to establish presence in Singapore, Malaysia, Japan and South Korea, with capability to provide solutions and services to brand owners across Greater China and other countries and regions in Asia.

We endeavor to help brands succeed in the e-commerce market. We have developed end-to-end, omni-channel solutions and operating capabilities by continually responding to brands’ demand and proactively innovating in the past decade, and have successfully helped brands to build and expand their e-commerce business. We are able to help brands build and operate official online stores, Tmall and JD.com flagship stores and WeChat Mini Programs, as well as official online stores on the emerging Douyin and Kuaishou platforms. We have also been working with brands to address the challenges posed by the ever-changing e-commerce market to achieve our mutual business strategies and targets.

In 2017, we started our digital marketing business, foreseeing that traditional branding and marketing solutions could no longer meet brands’ new marketing needs with the rise of emerging online sales channels. Over the past three years, we have formed a digital marketing team comprised of approximately 300 marketing experts, and established a large-scale digital marketing business. We developed a series of data-based and AI-enabled digital marketing systems to provide brands with support on brand promotion, creative advertising, data analysis, customer relationship management and media placement on various platforms, with dual focus on brand awareness and sales growth. We are able to help brands respond to marketing challenges in the e-commerce era, seize opportunities and unlock growth.

Another glittering example of our value to brand partners in the e-commerce era lies in the supply chain and logistics sphere. With the growing volume of B2C e-commerce, traditional supply chain may not be able to meet the rising demand of brands. For instance, warehousing management for the B2C e-commerce supply chain is fundamentally different from the traditional B2B model in terms of supporting systems, picking path and stocktaking, given the large quantity of mass-market orders, high speed and large volume of inward/outward parcel flows and high proportion of reverse logistics. When planning for warehousing and the distribution chain, different focus should be placed based on the different nature of brands and products, with a general goal to enable delayering, system integration, rapid response and high flexibility. We have been well aware of the unique feature of the brand e-commerce supply chain since our inception. With that in mind, we have been relentlessly investing in technology and innovation and invented a series of reliable supply chain IT systems that can support the sound business development of our brand partners.

We continued to invest in omni-channel capability, technology and innovation this year, which, together with our other efforts, will help brands continue to overcome challenges and capture growth opportunities.

Entering into 2020, e-commerce, particularly brand e-commerce, is becoming a more significant part of our daily life amid the COVID-19 pandemic. We expect the demand for brand e-commerce to further grow in the future, and we are committed to capturing the growth potential with continuous improvements and innovation. On the other hand, we will further enhance our omni-channel and O2O (online and offline integration) capabilities and boost synergies with offline operations of brands to drive overall growth. We seek to continue to focus on quality growth, selectively pursue strategic alliances and acquisition opportunities and continue our investment in technology and innovation.

Hong Kong’s capital market and e-commerce market present us with dual opportunities. We appreciate the opportunities that Hong Kong gives us for secondary listing and for further business expansion. We will remain faithful to our original aspiration and keep our mission firmly in mind while continuing to help brands succeed in e-commerce and promote business integrity.

Vincent Wenbin Qiu

Baozun Co-Founder, Chairman and CEO

RECENT DEVELOPMENTS

The following section sets forth certain updates relating to the impact of COVID-19 on our business and results of operations and certain recent U.S. regulatory development.

IMPACT OF COVID-19

The COVID-19 pandemic has caused an adverse impact on the Chinese and global economy, as well as the e-commerce industry. Nevertheless, we were still able to achieve 25.1% and 22.9% year-over-year increase in our GMV and net revenues in the six months ended June 30, 2020, respectively, compared with the corresponding period of 2019, due to our continual efforts in empowering our brand partners through our industry-leading technology capabilities. The negative impact of the COVID-19 pandemic on us was primarily in the first quarter of 2020, during which we incurred incremental costs associated with the pandemic, such as incremental fulfillment expenses primarily due to interruptions to logistics services and higher labor cost for temporary fulfillment staff as a result of COVID-19 and incremental general and administrative expenses primarily due to extra labor cost, purchase of COVID-19 supplies and cost for disinfection. Such incremental costs have caused our income from operations and net income for the three months ended March 31, 2020 to decrease. As the Chinese economy and e-commerce industry started to recover from COVID-19 in the second quarter of 2020, the negative impact of COVID-19 on us diminished and we achieved year-over-year growth in our income from operations and net income in the six months ended June 30, 2020. However, the extent to which the COVID-19 outbreak may continue to adversely affect the macro-economic environment as well as our business, results of operations and financial condition remains uncertain, and will depend on future developments, including the duration, severity and reach of the COVID-19 outbreak, and actions taken to contain the outbreak or treat its impacts. We cannot assure you that, for the year ended December 31, 2020, we will be able to achieve the same level of net income that we previously achieved. See “Risk Factors — Risks Related to Our Business — Any occurrence of a natural disaster, health epidemic or similar development could have a material adverse effect on our business. In particular, the COVID-19 pandemic had and may continue to have a negative impact on our business, results of operations and financial condition.” Despite the uncertainty of the economic environment, our cash and cash equivalent and available banking facilities are sufficient to maintain our financial viability for at least the next 12 months.

U.S. REGULATORY UPDATE

On May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies Accountable Act (the “HFCA Act”). If passed by the U.S. House of Representatives and signed by the U.S. President, the HFCA Act could cause investor uncertainty for affected issuers, including us, the market price of our ADSs could be adversely affected, and our ADSs could be prohibited from trading on or we could be delisted from Nasdaq if we are unable to meet the PCAOB inspection requirement proposed by the HFCA Act in time. On July 21, 2020, the House of Representatives passed its version of the National Defense Authorization Act for Fiscal Year 2021, which included provisions similar to the HFCA Act. On August 6, 2020, the President’s Working Group released a report titled “Protecting United States Investors from Significant Risks from Chinese Companies” in response to President Trump’s request. For additional information, see “Risk Factors — Risks related to Our Shares, ADSs and the Listing — Our auditor of the consolidated financial statements included in our annual report on Form 20-F filed with the SEC, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the PCAOB, and consequently you are deprived of the benefits of such inspection. In addition, various legislative and regulatory developments related to U.S.-listed China-based companies due to lack of PCAOB inspection may have a material adverse impact on our listing and trading in the U.S. and the trading prices of our ADSs and/or Shares.”

RISK FACTORS

The following sets forth certain risk factors that have been updated and/or supplemented to reflect changes since the filing of our 2019 Annual Report as well as additional new risk factors relating to the Listing and the Global Offering.

RISKS RELATED TO OUR BUSINESS

If the e-commerce market in China does not grow, or grows more slowly than we expect, demand for our services and solutions could be adversely affected.

Continued demand from our existing and potential future brand partners to use our services and solutions depends on whether e-commerce will continue to be widely accepted. Our future results of operations will depend on numerous factors affecting the development of the e-commerce industry in China, which may be beyond our control. These factors include:

•                          the growth of internet, broadband, personal computer and mobile penetration and usage in China, and the rate of any such growth;

•                          the trust and confidence level of online retail consumers in China, as well as changes in consumers’ demographics, tastes and preferences;

•                          whether alternative retail channels or business models that better address the needs of consumers emerge in China; and

•                          the development of fulfillment, payment and other ancillary services associated with online purchases.

If consumer utilization of e-commerce channels in China does not grow or grows more slowly than we expect, demand for our services and solutions would be adversely affected, our revenues would be negatively impacted and our ability to pursue our growth strategy would be compromised.

If the complexities and challenges faced by brand partners seeking to sell online diminish, or if our brand partners increase their in-house e-commerce capabilities as an alternative to our solutions and services, demand for our solutions and services could be adversely affected.

One of the key attractions of our solutions and services to brand partners is our ability to help address the complexities and difficulties they face in the e-commerce market in China. If the level of such complexities and difficulties declines as a result of changes in the e-commerce landscape or otherwise, or if our brand partners choose to increase their in-house support capabilities as an alternative to our e-commerce solutions and services, our solutions and services may become less important or attractive to our brand partners, and demand for our solutions and services may decline.

Our success is tied to the success of our existing and future brand partners for which we operate their brand e-commerce business.

Our success is substantially dependent upon the success of our brand partners. As we continue to expand and optimize our brand partner base, our future success will also be tied to the success of our future brand partners. We cannot assure you that our efforts to attract new brand partners and other customers and optimize our brand partner base will be successful. If such efforts fail, it may have a material adverse impact on our business performance or results of operation. The retail business in China is intensely competitive. If our brand partners were to experience any significant decline in their online sales due to any reason, such as newly identified quality or safety issues or decreased popularity of their products, or if they were to have any financial difficulties, suffer impairment of their brands or if the profitability of, or demand for, their products decreases for any other reason, it could adversely affect our results of operations and our ability to maintain and grow our business. Our business could also be adversely affected if our brand partners’ product sales, marketing, brands or retail stores are not successful or if our brand partners reduce their marketing efforts.

If we are unable to retain our existing brand partners, our results of operations could be materially and adversely affected.

We provide brand e-commerce service to brand partners primarily pursuant to contractual arrangements with a term typically ranging from 12 to 36 months. These contracts may not be renewed or, if renewed, may not be renewed on the same or more favorable terms for us. We may not be able to accurately predict future trends in brand partners renewals, and our brand partners’ renewal rates may decline or fluctuate due to factors such as level of satisfaction with our services and solutions and our fees and charges, as well as factors beyond our control, such as level of competition faced by our brand partners, their level of success in e-commerce and their spending levels.

In particular, some of our existing brand partners have had years of cooperation with us and we generated a significant portion of our net revenue through (i) the sale of products in the stores of these brands operated by us and (ii) provision of our services to these brand partners, which we collectively refer to as net revenues “related to” these brand partners in order to assess our overall business relationship with them. In 2019 and the six months ended June 30, 2020, net revenues related to our top 10 brand partners as ranked by net revenues in the respective periods in the aggregate comprised approximately 61.3% and 62.1% of our total net revenues, respectively. Net revenues related to our top two brand partners as ranked by net revenues comprised approximately 24.3% and 13.6% of our total net revenues, respectively, in 2019, and approximately 20.3% and 16.1% of our total net revenues, respectively, in the six months ended June 30, 2020. Total GMV related to our top 10 brand partners as ranked by GMV in the respective periods in the aggregate comprised approximately 68.2% and 64.6% of our total GMV in 2019 and the six months ended June 30, 2020, respectively. Some of our other brand partners also contributed significantly to our total GMV while our net revenues related to them were less significant (each less than 10% of our total net revenues in 2019 and the six months ended June 30, 2020) as they mainly utilized our capabilities under the service fee model or consignment model and therefore we did not generate any product sales revenue related to them. However, if any brand partner terminates or does not renew its business relationship with us, our GMV may be materially and adversely affected. In the past, some brand partners did not renew their business relationships with us and we cannot assure you that our existing brand partners will renew their business relationships with us in the future. If some of our existing brand partners, in particular brand partners with years of cooperation with us, terminate or do not renew their business relationships with us, renew on less favorable terms or for fewer services and solutions, and we do not acquire replacement brand partners or otherwise grow our brand partner base, our results of operations may be materially and adversely affected.

Some of our contracts with existing brand partners were based on standard forms proposed by such brand partners that contain non-compete provisions prohibiting us from selling products of, or providing similar services to, competitors of such brand partners. Such provision has restricted and may continue to restrict the development and expansion of our business with some of our brand partners. As our business further expands, we may engage in business with multiple brand partners that may be in competition with each other and may be subject to similar non-compete restrictions requested from other existing brand partners or future brand partners. We cannot assure you that we will not be found to be in breach of such non-compete provisions with our existing or future brand partners if any of our brand partners brings claims against us for breach of such provisions. If any such claim is brought against us and we are found to be in breach of any non-compete provision, we may be subject to potential liabilities and penalties for breach of contracts, including liquidated damages and forfeiture of sales bonuses, and our brand partners may decide to terminate their contracts with us, which may cause us to lose revenue. As a result of such potential breach, our reputation, financial condition and results of operations may be materially and adversely affected.

If we fail to maintain our relationships with e-commerce channels or adapt ourselves to emerging e-commerce channels, or if e-commerce channels otherwise curtail or inhibit our ability to integrate our solutions with their channels, our solutions would be less appealing to existing and potential brand partners.

We generate a substantial majority of our revenues from the solutions we provide on e-commerce channels, including marketplaces, social media and other emerging e-commerce channels. These e-commerce channels have no obligation to do business with us or to allow us to have access to their channels in the long term. If we fail to maintain our relationships with these channels, they may decide at any time and for any reason to significantly curtail or inhibit our ability to integrate our solutions with their channels. We have annual platform service agreements with major online marketplaces, which may not be renewed in the future.

Additionally, these channels may decide to make significant changes to their respective business models, policies, systems or plans, and those changes could impair or inhibit our ability or our partners’ ability to use our solutions to sell their products on those channels, or may adversely affect the amount of GMV that our partners can sell on those channels, or otherwise reduce the desirability of selling on those channels. Further, any of these channels could decide to acquire capabilities that would allow them to compete with us. If we are unable to adapt to new e-commerce channels as they emerge, our solutions may be less attractive to our partners. Any of these developments could have a material adverse effect on our results of operations.

We rely on the success of certain e-commerce channels such as Tmall.

A substantial majority of our GMV is derived from merchandise sold or services rendered on Tmall. If e-commerce channels such as Tmall are not successful in attracting consumers or their reputations are adversely affected for whatever reasons, our brand partners may cease to sell their products on these channels. As our results of operations rely on the solutions we provide on these e-commerce channels, a decrease in the use of these channels would reduce demands for our services, which would adversely affect our business and results of operations.

Under the consignment model and service fee model, a variable portion of the revenues we generate from certain brand partners is based upon the amount of GMV, and any change to such pricing mechanism may adversely affect our financial results.

A negotiated portion of the revenues we generate from certain brand partners under the consignment model and service fee model is variable based on GMV generated through such partners’ online stores that we operate. If that GMV were to decline, does not grow as expected, or if our partners demand pricing terms that do not provide for variability based on the value of purchases transacted and settled on the stores operated by us, our revenue, profitability and business prospects may be adversely affected.

In addition, the ratio of our revenues as a percentage of GMV generated through the partners’ online stores that we operate could vary as their bargaining power increases or our service scope reduces, which could adversely affect our financial results. We also intend to focus on high quality GMV categories. Although we are focused on achieving a higher ratio of our revenues as a percentage of GMV generated through the partners’ online stores that we operate, there is no guarantee that we will successfully achieve this and our failure to do so could adversely affect our financial results.

We may not be able to compete successfully against current and future competitors.

We face intense competition in the market for brand e-commerce solutions and services, and we expect competition to continue to intensify in the future. For instance, our contracts with our brand partners are generally not on an exclusive basis and we generally do not have contractual rights to exclusively sell the products of our brand partners under the distribution model. As a result, we may face competitions with other brand e-commerce service providers that our brand partners work with. Increased competition may result in reduced pricing or service scope for our services and solutions or a decrease in our market share, any of which could negatively affect our ability to retain existing brand partners and attract new brand partners, our future financial and operating results, and our ability to grow our business.

A number of competitive factors could cause us to lose potential sales or to sell our services and solutions at lower prices or at reduced profitability, including:

•                          Potential brand partners may choose to use or develop applications or build e-commerce teams or infrastructures in-house, rather than pay for our solutions and services;

•                          The e-commerce channels themselves, which typically offer, often free, software tools that allow brand partners to connect to the e-commerce channels, may decide to compete more vigorously with us;

•                          Competitors may adopt more aggressive pricing policies and offer more attractive sales terms, adapt more quickly to new technologies and changes in brand partners’ requirements, and/or devote greater resources to the promotion and sales of their products and services than we can;

•                          Current and potential competitors may offer software or services that addresses one or more online channel management and logistics functions at a lower price point or with greater depth than our solutions and may be able to devote greater resources to those solutions than we can; and

•                          Software vendors could bundle channel management solutions with other solutions or offer such products at a lower price as part of a larger product sale.

In addition, competition may intensify as our competitors raise additional capital and as established companies in other market segments or geographic markets expand into our market segments or geographic markets. If we cannot compete successfully against our competitors, our business and our operating and financial results could be adversely affected.

Material disruption of e-commerce channels could prevent us from providing services to our brand partners and reduce sales in stores operated by us.

E-commerce channels could cease operations unexpectedly due to a number of events, including interruptions in telecommunication services, computer viruses or unlawful access to e-commerce channels. Any material channel downtime or disruption could prevent us from providing services to our brand partners and reduce sales in stores operated by us. If one or more of the e-commerce channels we operate on experience downtime or disruption, the adverse effects of such downtime and disruption could be significant to our operations as a whole.

The proper functioning of our technology platform is essential to our business. Any failure to maintain the satisfactory performance of our platform could materially and adversely affect our business and reputation.

The satisfactory performance, reliability and availability of our technology platform are critical to our success and our ability to attract and retain brand partners and provide quality customer services. Any system interruptions caused by telecommunications failures, errors encountered during system upgrades or system expansions, computer viruses, hacking or other attempts to harm our systems that result in the unavailability or slowdown of our technology platform, degraded order fulfillment performance, or additional shipping and handling costs may, individually or collectively, materially and adversely affect our business, reputation, financial condition and results of operations.

In addition, any system failure or interruption could cause material damage to our reputation and brand image if our systems are perceived to be insecure or unreliable. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, website slowdown or unavailability, delays or errors in transaction processing, loss of data or the inability to accept and fulfill consumers’ orders. Security breaches, computer viruses and hacking attacks have become more prevalent in our industry. We have experienced in the past and may experience in the future such attacks and unexpected interruptions. We can provide no assurance that our current security mechanisms will be sufficient to protect our IT systems from any third-party intrusions, viruses or hacker attacks, information or data theft or other similar activities. Any such future occurrences could materially and adversely affect our business, reputation, financial condition and results of operations.

Additionally, we must continue to upgrade and improve our technology platform to support our business growth, and failure to do so could impede our growth. However, we cannot assure you that we will be successful in executing these system upgrades and improvement strategies. In particular, our systems may experience interruptions during upgrades, and the new technologies or infrastructures may not be fully integrated with the existing systems on a timely basis, or at all. If our existing or future technology platform does not function properly, it could cause system disruptions and slow response times, affecting data transmission, which in turn could materially and adversely affect our business, financial condition and results of operations.

We also rely on technologies that we license from third parties, such as Microsoft, Adobe and certain management information systems. These licenses may not continue to be available to us on commercially reasonable terms or at all in the future. As a result, we may be required to obtain substitute technologies. There is no assurance that we will be able to obtain such substitute technologies on commercially reasonable terms, or at all, which could negatively affect the functionality of our technology platform and our business operations.

We have experienced rapid growth in recent years, and failure to manage our growth and maintain profitability could harm our business and prospects.

We have experienced rapid growth in recent years. Our total net revenues increased from RMB2,598.4 million in 2015 to RMB7,278.2 million in 2019, representing a compound annual growth rate of 29.4%. Our total net revenues increased by 22.9% from RMB2,991.0 million in the six months ended June 30, 2019 to RMB3,675.7 million (US$520.3 million) in the six months ended June 30, 2020. However, there is no assurance that we will be able to maintain our historical growth rates in future periods. Our revenue growth may slow or our revenues may decline for many reasons, including competition, slower growth of the China retail or China online retail sales, fulfillment bottlenecks, emergence of alternative business models, changes in government policies and other general economic conditions.

Our growth has placed, and continues to place, significant strain on our management and resources. We anticipate that we will need to implement new or upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We also need to expand, train, manage and motivate our workforce and manage our relationships with our partners, suppliers, third-party merchants and other service providers. To maintain profitability, we must implement such upgrades, manage our workforce cost-effectively and manage our cost of products and operating expenses. We cannot assure you that we will be able to manage our growth or maintain profitability or execute our strategies effectively, and any failure to do so may have a material adverse effect on our business and prospects. Accordingly, our historical performance may not be indicative of future operating results.

Any occurrence of a natural disaster, health epidemic or similar development could have a material adverse effect on our business. In particular, the COVID-19 pandemic had and may continue to have a negative impact on our business, results of operations and financial condition.

Our business could be materially and adversely affected by natural disasters, such as earthquakes, floods, snowstorms, typhoon, or fires, widespread health epidemics, such as avian influenza, swine flu, severe acute respiratory syndrome, or SARS, Ebola, Zika, COVID-19, or other events, such as wars, acts of terrorism, environmental accidents, power shortage or communication interruptions. Such developments in China or elsewhere could disrupt our business and operations, cause a temporary closure of facilities we use for our operations, and have a material adverse effect on our business, financial condition and results of operations.

In recent years, there have been outbreaks of health epidemics in various countries, including China. For instance, the COVID-19 pandemic has resulted in quarantines, travel restrictions, and temporary closure of stores and facilities in China and globally for the past few months. The COVID-19 pandemic slowed down our growth pace primarily in the first quarter of 2020 and caused us to incur incremental costs, such as additional fulfillment expenses and general and administrative expenses, which resulted in a decrease in our income from operations and net income in the first quarter of 2020. To the extent that the COVID-19 pandemic continues to cause harm, or any other epidemic or pandemic causes harm, to the Chinese or global economy, our results of operations will likely be further adversely and materially affected. We cannot assure you that, for the year ended December 31, 2020, we will be able to achieve the same level of net income that we previously achieved. The trading price of our ADSs and/or Class A ordinary shares may also be adversely affected. Any potential impact on our financial results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the COVID-19 pandemic or affect its impact, which are highly uncertain and unpredictable. Potential impacts include, but are not limited to, the following:

•                          temporary closure of offices, travel restrictions or suspension of business operations of our brand partners and other customers have negatively affected, and could continue to negatively affect, the demand for our services and the goods sold in the stores or the platform operated by us;

•                          our brand partners may encounter supply chain disruptions, which could significantly reduce supply of goods;

•                          our brand partners may require additional time to pay us or fail to pay us at all, which could significantly increase the amount and turnover days of our accounts receivable and require us to record additional allowances for doubtful accounts;

•                          our consumers may decrease their level of spending on the products we or our brand partners sold, which could significantly increase our inventory amount and turnover days;

•                          the acquisition of new brand partners and ramp up of operations for newly-added brand partners may be negatively impacted, which could significantly reduce revenues contribution from new brand partners;

•                          any disruption of our logistics providers could adversely impact our business and results of operations, including materially delay delivery to consumers, which may also lead to loss of consumers, as well as reputational, competitive and business harm to us;

•                          any precautionary measures intended to minimize the risks of COVID-19 to our employees and business partners, including temporarily requiring our employees to work remotely, canceling or postponing industry events and business travel, could compromise our efficiency and productivity during such periods and incur additional costs, slow down our branding and marketing efforts, and result in short-term fluctuations in our results of operations.

Because of the uncertainty surrounding the COVID-19 pandemic, the financial impact related to the outbreak of and response to the COVID-19 pandemic cannot be reasonably estimated at this time. As the worldwide health crisis caused by COVID-19 continues to evolve and affect the global economy and financial markets, it may potentially result in a further sustained economic downturn, thereby having an additional material and adverse effect on our business, financial condition and results of operations.

We have granted and may continue to grant options, restricted share units and other types of awards under our Share Incentive Plans, which may result in increases in share-based compensation expenses and negatively affect our results of operations.

We have adopted Share Incentive Plans to provide additional incentives to employees, directors and consultants. We have granted and may continue to grant options, restricted share units and other types of awards under our Share Incentive Plans. The maximum number of shares which may be issued pursuant to all awards under the 2014 Share Incentive Plan is 20,331,467. As of June 30, 2020, the number of shares which may be issued pursuant to all outstanding options under the 2014 Share Incentive Plan is 2,168,859. The maximum number of shares which may be issued pursuant to all awards under the 2015 Share Incentive Plan, after giving effect to the ever-green provision, is 2,823,295. As of June 30, 2020, the number of shares that may be issued pursuant to all outstanding options and restricted share units under the 2015 Plan is 3,620,618. For the years ended December 31, 2017, 2018 and 2019 and the six months ended June 30, 2020, we recorded an aggregate of RMB58.2 million, RMB75.9 million, RMB75.2 million and RMB49.7 million (US$7.0 million), respectively, in share-based compensation expenses. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We had negative operating cash flows in the years ended December 31, 2017 and 2018, and may have negative operating cash flows in the future.

We had negative operating cash flows for the years ended December 31, 2017 and 2018 primarily due to (i) increases in inventories and prepayments for goods driven by growing sales as we expanded our distribution model and (ii) increases in accounts receivables caused by rapid growth of our consignment and service fee models, which led to increases in our working capital. Although we have implemented plans to improve our operating cash flows, we cannot assure you that we will not have negative operating cash flows in the future, which may negatively affect our liquidity.

We make investments in business initiatives, some of which may not be successful. Any unsuccessful business initiatives could materially and adversely affect our business, financial condition and results of operations.

Our prospects for growth depend on our ability to innovate and continue to strategize new value-added brand e-commerce service through improved technologies and on our ability to effectively commercialize such innovations. There are uncertainties related to our investments in new solutions, services and emerging channels. For example, in 2014, we launched our online retail platform, Maikefeng, which offers authentic and high-quality products at discounted prices through our Maikefeng mobile application, and we ceased the operation of Maikefeng marketplace in 2017.

We may not be able to recoup the capital expenditures we incur to strengthen our technology and innovation capabilities and upgrade our technology platform.

We have invested and will continue to expend financial resources to strengthen our technology and innovation capabilities and upgrade our technology platform, in order to serve a wider variety of brand partners and other customers with a broader array of services. For example, we have an technology and innovation center, which focuses on enhancing our IT capabilities and helps us shape the market by developing new systems such as cloud-based operating platforms and big data analysis tools for brand e-commerce, implementing AI in brand e-commerce, and upgrading the current technology systems. In addition, we developed ROSS (Retail Operation Support System), which encompasses a series of modules enabling efficient product management, store content management, store event management and customer analysis to facilitate automation and digitalization to enhance efficiency of online store operations. We expect that we will continue to invest in these and other initiatives as our business develops. However, investments in technology and innovation initiatives are inherently uncertain, and we may encounter practical difficulties in deploying or commercializing our technology and innovations. As a result, we may not be able to recover the expenditures associated with these investments, and any recovery of such expenses may take longer than expected.

Our expansion into new product categories may expose us to new challenges and more risks.

We currently serve brand partners in the following categories: apparel and accessories; appliances; electronics; home and furnishings; food and health products; beauty and cosmetics; fast moving consumer goods, and mother and baby products; and automobiles. In the future, we may provide services to brand partners in new product categories in which we have limited experience and operating history. Our product mix also affects our revenue mix and profitability. This may make predicting our future results of operations more difficult than it otherwise would be. Therefore, our past results of operations should not be taken as indicative of our future performance. If we cannot successfully manage our product mix, address new challenges or compete effectively, we may not be able to recover costs of our investments and eventually achieve profitability, and our future results of operations and growth prospects may be materially and adversely affected.

Our results of operations are subject to fluctuations due to the seasonality of our business and other events.

We have experienced and expect to continue to experience seasonal fluctuations in our revenues. These seasonal patterns have caused and will continue to cause fluctuations in our operating results. Our results of operations historically have been seasonal primarily because consumers increase their purchases during particular promotional activities, such as Singles Day (an online sales promotions event that falls on November 11 each year) promotion and the impact of seasonal buying patterns within certain categories such as apparel. In addition, we generally experience a lower level of sales activity in the first quarter due to the Chinese New Year holiday, during which consumers generally spend less time shopping online and businesses in China are generally closed.

In anticipation of increased sales activity during peak seasons, we increase our inventory levels and incur additional expenses, including by hiring a significant number of temporary employees to supplement our permanent staff. If our seasonal revenues are below expectations, our operating results could be below the expectations of securities analysts and investors. Due to the nature of our business, it is difficult to predict the impact of this seasonality on our business and financial results. In the future, our seasonal sales patterns may become more pronounced, may strain our personnel, customer service operations, fulfillment operations and shipment activities and may cause a shortfall in revenues compared to expenses in a given period. As a result, the trading price of our Class A ordinary shares and/or ADSs may fluctuate from time to time due to seasonality.

In addition, if too many consumers access the online stores operated by us within a short period of time due to increased promotions or other demand surges, we may experience system interruptions that make such online stores unavailable or prevent us from transmitting orders to our fulfillment operations. Any such system interruptions may reduce the volume of transactions in the stores that we operate as well as the attractiveness of such online stores to consumers.

In anticipation of increased sales activity during peak seasons, we and our brand partners increase our inventory levels. If we and our brand partners do not increase inventory levels for popular products in sufficient amounts or are unable to restock popular products in a timely manner, we and our brand partners may fail to meet customer demand which could reduce the attractiveness of such online stores. Alternatively, if we overstock products, we may be required to take significant inventory markdowns or write-offs under the distribution model, which could reduce profits. Either of these outcomes may lead our brand partners to reduce their engagement with us.

Our investments in or acquisition of third-party entities may not be successful and we may incur significant losses as a result.

We have made investments in or acquisition of third parties that are complementary to our business and operations. We may pursue strategic alliances, joint ventures or potential strategic acquisitions that are complementary to our business and operations, including opportunities that can help us promote our solutions to new brand partners, expand our service offerings and improve our technology infrastructure. Strategic alliances or joint ventures with third parties could subject us to many risks, including risks associated with sharing proprietary information, non-performance or default by counterparties, and increased expenses in establishing these new alliances, any of which may materially and adversely affect our business. We may have little ability to control or monitor the actions of our strategic partners. To the extent a strategic partner suffers any negative publicity as a result of its business operations, our reputation may be negatively affected by virtue of our association with such party.

We may not be successful in achieving the strategic objective upon which any given investment, acquisition or joint venture is premised, and we could lose all or part of our investment. We recorded impairment loss of investments of RMB6.2 million, RMB9.0 million, RMB9.0 million and nil in 2017, 2018, 2019 and the six months ended June 30, 2020, respectively. We may be required to perform impairment assessment and recognize impairment loss on any of our other investments in the future. We may also recognize impairment loss to intangible assets or goodwill in the future. Any such losses may have a material adverse effect on our results of operations, and in particular, our net income or loss. For accounting policy related to goodwill, see “Financial Information — Critical Accounting Policies and Estimates — Goodwill.”

Our substantial level of indebtedness could adversely affect our financial condition.

We have a substantial amount of indebtedness, which requires significant interest payments. As of June 30, 2020, we had outstanding indebtedness including US$275.0 million principal amount of 1.625% Convertible Senior Notes due 2024 (“2024 Notes”) issued in April 2019 and RMB183.5 million (US$26.0 million) principal amount of short-term loans. Our substantial level of indebtedness could have important consequences, including the following:

•                          we must use a substantial portion of our cash flow from operations to pay interest and principal on the 2024 Notes and our other indebtedness, which will reduce funds available to us for other purposes such as working capital, capital expenditures, other general corporate purposes and potential acquisitions;

•                          our ability to refinance such indebtedness or to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired;

•                          we will be exposed to fluctuations in interest rates and currency exchange rates;

•                          our leverage may be greater than that of some of our competitors, which may put us at a competitive disadvantage and reduce our flexibility in responding to current and changing industry and financial market conditions;

•                          we may be more vulnerable to the economic downturns and adverse developments in our business;

•                          we may be unable to comply with financial and other restrictive covenants in our debt agreements, which could result in an event of default that, if not cured or waived, may result in acceleration of certain of our debt, have an adverse effect on our business and prospects, and force us into bankruptcy or liquidation; and

•                          in the event of insolvency, liquidation, reorganization, dissolution or other winding up of our business, if there are not sufficient assets remaining to pay all creditors, then all or a portion of the amounts due on the 2024 Notes then outstanding would remain unpaid.

We may incur substantial additional indebtedness in the future, subject to the restrictions contained in our existing credit facility and the terms of any of our other indebtedness. For example, we may incur additional debt to fund our business and strategic initiatives. If we incur additional debt and other obligations, the risks associated with our substantial leverage and the ability to service such debt would increase.

Our ability to meet expenses, to remain in compliance with our covenants under our debt arrangements and to make future principal and interest payments in respect of our debt arrangements depends on, among other things, our operating performance, competitive developments and financial market conditions, all of which are significantly affected by financial, business, economic and other factors. We are not able to control many of these factors. Accordingly, our cash flow may not be sufficient to allow us to pay principal and interest on our debt and meet our other obligations. If we are unable to obtain funding in a timely manner or on commercially acceptable terms, we may not be able to meet our payment obligations under our indebtedness.

The conversion of the 2024 Notes to into ADSs at the election of the noteholders may have a dilutive effect on our shareholders and/or ADSs holders and may negatively affect the trading prices of our Class A ordinary shares and/or ADSs.

The holders of the 2024 Notes have the right, at the option of such holders, to convert all or any portion of such notes they hold at an initial conversion rate of 19.2308 ADSs per US$1,000 principal amount of the notes (subject to adjustments under certain circumstances) at any time prior to the close of business on the second business day immediately preceding the maturity date of May 1, 2024. If any noteholder decides to convert all or a portion of the notes they hold into ADSs or withdraw the Class A ordinary shares underlying the ADSs from the depositary, it may cause dilution to our other shareholders and/or ADS holders and may negatively affect the trading prices of our Class A ordinary shares and/or ADSs.

We must comply with certain covenants under the terms of our debt instruments and the failure to do so may put us in default under those instruments.

Some of our debt instruments include covenants and broad default provisions. These covenants could limit our ability to plan for or react to market conditions or to meet our capital needs in a timely manner and complying with these covenants may require us to curtail some of our operations and growth plans, or seek waivers or consents from our creditors. In addition, any global or regional economic deterioration may cause us to incur significant net losses or force us to assume considerable liabilities, which would adversely impact our ability to comply with the financial and other covenants of our outstanding indebtedness. If our creditors refuse to grant waivers for any non-compliance with these covenants, such non-compliance will constitute an event of default which may accelerate the amounts due under the applicable debt instruments. Some of our debt instruments also contain cross-default clauses, which could enable creditors under our debt instruments to declare an event of default should there be an event of default on our other debt instruments.

Although we are currently in compliance with our existing financial and other covenants under the terms of our debt instruments, we cannot assure you that we will be able to remain in compliance with those covenants in the future. We may not be able to cure future violations or obtain a waiver on a timely basis in order to avoid a default. An event of default under any agreement governing our existing or future debt, if not cured by us or waived by our creditors, could have a material adverse effect on our liquidity and capital resources, financial condition and results of operations. Our business relationships with our creditors may not be sustained, which may adversely affect our business, financial condition and results of operations.

We may fail to expand effectively to international markets.

We have expanded and plan to continue to expand our business internationally, which may cause our business to be susceptible to international business risks and challenges. International operations are subject to many special risks and challenges that could adversely affect our business, such as compliance with international legal and regulatory requirements and managing fluctuations in currency exchange rates. We cannot assure you that our various international expansion efforts will be completed as planned or achieve the intended results. Any negative impact from our international business efforts could also negatively impact our business, operating results and financial conditions as a whole. In addition, we may face additional competition from local companies in countries other than China. Local companies may have a substantial competitive advantage because of their greater understanding of, and focus on, local customers.

If we fail to manage our accounts receivable effectively or fail to collect our rebates receivable, our results of operations, financial condition and liquidity may be materially and adversely affected.

Under the distribution model, we generally receive funds from the e-commerce platforms within no more than two weeks after online consumers have confirmed receipt of goods. Under the service fee model and consignment model, we normally charge service fees from our brand partners with a credit period of one month to four months. As of December 31, 2017, 2018 and 2019 and June 30, 2020, our accounts receivable amounted to RMB1,085.7 million, RMB1,547.6 million, RMB1,800.9 million and RMB1,548.6 million (US$219.2 million), respectively. Our accounts receivable turnover days were 75 days, 89 days, 84 days, 84 days and 82 days in 2017, 2018, 2019, the six months ended June 30, 2019 and the six months ended June 30, 2020, respectively. The increase in the amount of our accounts receivable and the accounts receivable turnover days from 2017 to 2018 were due to the increase in the proportion of our revenues generated from services, which generally have longer payment terms. The decrease in the accounts receivable turnover days from 2018 to 2019 was due to efficiency enhancement of working capital management. The turnover days for the six months ended June 30, 2020 remained relatively stable compared with the six months ended June 30, 2019. The amount and turnover days of our accounts receivable may increase in the future, which will make it more challenging for us to manage our working capital effectively and our results of operations, financial conditions and liquidity may be materially and adversely affected.

In addition, our brand partners also provide rebates to us under the distribution model, which are determined based on the product purchase volume on a monthly, quarterly or annual basis. As of December 31, 2017, 2018 and 2019 and June 30, 2020, we recorded rebates receivables of RMB165.2 million, RMB197.2 million, RMB281.1 million, RMB256.9 million (US$36.4 million), respectively. The rebates receivables are settled by offsetting the accounts payable. We cannot assure you that we will be able to collect all rebates receivables in the future. If we fail to collect a substantial portion of our rebates receivables, our results of operations and financial condition would be materially and adversely affected.

If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.

We assume inventory ownership under the distribution model and thus are subject to inventory risk. We deploy different strategies to deal with non-seasonal and seasonal demands and make adjustments to our procurement plan in order to minimize the chance of excess unsold inventory and manage our product costs. Demand for products, however, can change significantly between the time inventory is ordered and the date by which we target to sell it. Demand may be affected by seasonality, new product launches, fashion trends, changes in product cycles and pricing, product defects, changes in consumer spending patterns and habits, changes in consumer tastes with respect to our products and other factors. In addition, when we begin selling a new product, it may be difficult to determine appropriate product selection and accurately forecast demand.

Our inventories were RMB382.0 million, RMB650.3 million, RMB896.8 million and RMB912.2 million (US$129.1 million) as of December 31, 2017, 2018 and 2019 and June 30, 2020, respectively. The increases during the Track Record Period reflected the additional inventories required to support our expanded product sales volumes. Our inventory turnover days were 66 days in 2017, 93 days in 2018, 102 days in 2019, 102 days in the six months ended June 30, 2019 and 119 days in the six months ended June 30, 2020. The increase in our inventory turnover days from 2017 to 2018 was due to the transition of a leading electronics brand partner’s business with quicker inventory turnover days from the distribution model to the consignment model in September 2017. The increase in our inventory turnover days from 2018 to 2019 was due to changes in our product mix with new brands acquired and our higher level of product purchases based on preferential procurement terms. The increase in our inventory turnover days from the six months ended June 30, 2019 to the six months ended June 30, 2020 was because product sales slowed down significantly primarily in the first quarter of 2020 as a result of COVID-19.

We cannot assure you that we will be able to effectively manage our inventories and product costs. The amount and turnover days of our inventories may increase in the future, which will make it more challenging for us to manage our working capital effectively. If we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or writeoffs. Our inventory may also be damaged due to natural disasters or accidents, such as fire accidents. In addition, we may be required to lower sale prices in order to reduce inventory level, which may lead to lower margins. Any of the above may materially and adversely affect our results of operations and financial condition.

On the other hand, if we underestimate demand for our products, or if our brand partners under the distribution model fail to supply quality products in a timely manner, we may experience inventory shortages, which might result in missed sales, diminished brand loyalty and lost revenues, any of which could harm our business and reputation.

We rely on our ability to enter into marketing and promotional arrangements with online services, search engines, and other websites to drive traffic to the stores we operate and for our other customers. If we are unable to enter into or properly maintain and manage these marketing and promotional arrangements, our ability to generate revenue could be adversely affected.

We have entered into marketing and promotional arrangements with online services, search engines, and other websites to provide content, advertising banners and other links to our brand partners’ e-commerce businesses. We expect to rely on these arrangements as significant sources of traffic to our brand partners’ e-commerce businesses and to attract new brand partners. We also provide digital marketing services to our other customers. If we are unable to maintain these relationships or enter into new arrangements on acceptable terms, our ability to attract new brand partners and new customers could be harmed. Further, many of the parties with which we may have online advertising arrangements provide advertising services for other marketers of goods. As a result, these parties may be reluctant to enter into or maintain relationships with us. Failure to achieve sufficient traffic or generate sufficient revenue from purchases originating from third parties may limit our brand partners’ and our ability to maintain market share and revenue and affect our profitability. Moreover, if we are unable to manage and conduct marketing and promotional activities for our clients cost- effectively, they may turn to other alternatives, reducing our revenues and potentially materially adversely affecting our business and reputation.

We may not be able to respond to rapid changes in channel technologies or requirements.

The e-commerce market is characterized by rapid technological changes and frequent changes in rules, specifications and other requirements for our brand partners to be able to sell their merchandise on particular channels. Our ability to retain and attract brand partners depends in large part on our ability to improve our existing solutions and introduce new solutions that can adapt quickly to these changes in channel technologies. To achieve market acceptance for our solutions, we must effectively anticipate and offer solutions that meet frequently changing channel requirements in a timely manner. If we fail to do so, our ability to renew our contracts with existing brand partners and to increase demand for our solutions will be impaired.

Our investments in innovations and new technologies, which may be significant, may not increase our competitiveness or generate financial returns in the short term, or at all, and we may not be successful in adopting and implementing new technologies, such as AI, big data and data securities, to compete effectively. The changes and developments taking place in our industry may also require us to re-evaluate our business model and adopt significant changes to our long-term strategies and business plans. Our failure to innovate and adapt to these changes and developments would have a material adverse effect on our business, financial condition and results of operations. For example, we might not be successful in implementing innovative solutions to help our brand partners devise and execute O2O and new retail strategies to integrate their offline and online channels to provide seamless shopping experience for consumers. Even if we timely innovate and adopt changes in our strategies and plans, we may nevertheless fail to realize the anticipated benefits of such changes or even generate lower levels of revenue as a result.

If we fail to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform in a manner that responds to our brand partners’ evolving needs, our business may be adversely affected.

The markets in which we compete are characterized by constant change and innovation and we expect them to continue to evolve rapidly. Our success has been based on our ability to identify and anticipate the needs of our brand partners and design and maintain a platform that provides them with the tools they need to operate their businesses. Our ability to attract new brand partners, retain revenue from existing ones and increase sales to both new and existing ones will depend in large part on our ability to continue to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform. To the extent we are not able to enhance our platform’s functionality in order to maintain its utility, enhance our platform’s scalability in order to maintain its performance and availability, or improve our support function in order to meet increased demands, our business, operating results and financial condition could be adversely affected.

We may experience difficulties with software development that could delay or prevent the development, introduction or implementation of new solutions and enhancements. Software development involves a significant amount of time for our research and development team, as it can take our developers months to update, code and test new and upgraded solutions and integrate them into our platform. We must also continually update, test and enhance our software platform. For example, our design team spends a significant amount of time and resources incorporating various design enhancements, such as customized colors, fonts, content and other features, into our platform. The continual improvement and enhancement of our platform requires significant investment and we may not have the resources to make such investment. Our improvements and enhancements may not result in our ability to recoup our investments in a timely manner, or at all. We may make significant investments in new solutions or enhancements that may not achieve expected returns. The improvement and enhancement of the functionality, performance, reliability, design, security and scalability of our platform is expensive and complex, and to the extent we are not able to perform it in a manner that responds to our brand partners’ evolving needs, our business, operating results and financial condition will be adversely affected.

If we and our brand partners fail to anticipate changes in consumers’ buying preferences and adjust product offering and merchandising of the stores that we operate accordingly, our results of operation may be materially and adversely impacted.

Our success depends, in part, upon our ability and our brand partners’ ability to anticipate and respond to consumer trends with respect to products sold through the stores that we operate. Constantly changing consumer preferences have affected and will continue to affect the online retail industry. We must stay abreast of emerging consumer preferences and anticipate product trends that will appeal to existing and potential consumers. Our dedicated online store operation teams work closely with our brand partners to manage inventory and site content of the brand stores that we operate. In order to be successful, we and our brand partners must accurately predict consumers’ tastes and avoid overstocking or understocking products. If we or our brand partners fail to identify and respond to changes in merchandising and consumer preferences, sales on our brand partners’ e-commerce businesses could suffer and we or our brand partners could be required to mark down unsold inventory, which could negatively impact our financial results.

If the ramp up of operations for newly-added brand partners does not meet our expectations, our results of operation and financial condition may be materially and adversely impacted.

We have been accelerating acquisition of new brand partners since 2018, in an effort to drive sustainable growth momentum. In 2018 and 2019, we added a net of 33 and 46 new brand partners, respectively. In the six months ended June 30, 2020, we added a net of 19 new partners despite the negative influence of COVID-19. Newly added brand partners typically require a ramping up period before they can fully utilize our services. If the ramp up of operations for newly added brand partners takes a longer time than we expected, or the revenues we receive from newly added brands do not meet our expectations, our results of operation and financial condition may be materially and adversely impacted.

Any deficiencies in China’s telecommunication infrastructure could impair our ability to provide e-commerce solutions to our brand partners and materially and adversely affect our results of operations.

Our business depends on the performance and reliability of the telecommunication infrastructure in China. The availability of our technology platform depends on telecommunications carriers and other third-party providers for communications and storage capacity, including bandwidth and server storage, among other things. Almost all access to the internet and mobile network is maintained through state-owned telecommunication carriers under administrative control, and we obtain access to end-user networks operated by such telecommunications carriers and service providers to present our internet platform to consumers. We have experienced service interruptions in the past, which were typically caused by service interruptions at the underlying external telecommunications service providers, such as the internet data centers and broadband carriers from which we lease services. Service interruptions prevent brand partners from utilizing our technology platform, and frequent or extended interruptions could frustrate consumers and discourage them from attempting to place orders, which could cause us and our brand partners to lose consumers and adversely affect our results of operations.

Software failures or human errors could cause our solutions to oversell our brand partners’ inventory or misprice their offerings, which would hurt our reputation and reduce demand for our services and solutions.

Some of our brand partners rely on our solutions to automate the allocation of their inventories simultaneously across multiple online channels, as well as to ensure that their sales comply with the policies of each channel. In many instances, our personnel operate our solutions on behalf of our brand partners. In the event that our solutions do not function properly, or if there are human errors on the part of our service staff, our brand partners might inadvertently sell more inventories than they actually have in stock or make sales that violate channel policies. Overselling their inventories could force our brand partners to cancel orders at rates that violate channel policies. Errors in our software or human error could cause transactions to be incorrectly processed that would cause GMV and our fees to be overstated. We have experienced rare instances of such errors in the past and might experience similar occurrences in the future which could reduce demand for our solutions and hurt our business reputation. Brand partners could also seek recourse against us in these cases.

Any suspension or termination of our cooperation with Cainiao may have a material and adverse effect on our business and results of operation.

A proportion of our warehousing services are delivered under our warehousing service cooperation agreement with Cainiao, a subsidiary of Alibaba Group Holding Limited, or Alibaba Group. Operations of our warehouse and cooperation with Cainiao are subject to challenges that could adversely affect our business. To guarantee our performance under the cooperation agreement with Cainiao, we are required to make a performance deposit with Cainiao and it may deduct from our deposit under certain circumstances if we fail to meet specific standards. If we do not comply with the terms of the warehousing service cooperation agreement, or if it is suspended or terminated, our business operations and financial condition could be materially adversely affected.

Any interruption in our fulfillment operations for an extended period may have an adverse impact on our business and financial condition.

Our ability to process and fulfill orders accurately depends on the smooth operation of our fulfillment and warehousing network and our ability to accurately take orders from Cainiao’s logistics data platform and fulfill the orders. Our fulfillment and logistics infrastructure may be vulnerable to damage caused by fire, flood, power outage, telecommunications failure, break-ins, earthquake, human error and other events. For example, on October 29, 2019, an accidental fire occurred at a third-party warehouse in Shanghai, which resulted in an estimated operating loss of RMB45.5 million in the fourth quarter of 2019. If any of our fulfillment and logistics infrastructures were rendered incapable of operations, then we may be unable to fulfill any orders from the affected infrastructure. We do not carry business interruption insurance to protect us from natural disasters and force majeure risks, and the occurrence of any of the foregoing risks could have a material adverse effect on our business, prospects, financial condition and results of operations.

We depend on third-party delivery service providers to deliver products to consumers, and if they fail to provide reliable delivery services our business and reputation may be materially and adversely affected.

We rely on third-party delivery service providers to deliver products to consumers, and any major interruptions to or failures in these third parties’ delivery services could prevent the timely or successful delivery of products. These interruptions may be due to unforeseen events that are beyond our control or the control of these third-party delivery companies, such as inclement weather, natural disasters, transportation interruptions, fire incidents or labor unrest or shortage. If products are not delivered on time or are delivered in a damaged state, consumers may refuse to accept products and may claim refund from us or our brand partners, and brand partners and consumers may have less confidence in our services. As a result, we may lose brand partners, and our financial condition and reputation could suffer.

Failure to effectively manage our warehouse capacity and utilization could have a material adverse effect on our business and results of operation.

As of June 30, 2020, we directly operated 15 warehouses with an aggregate gross floor area of approximately 500,000 square meters in eight strategic cities, serving end consumers in mainland China, Hong Kong, Macau and Taiwan. Managing these facilities is complex and our successful management of warehouse capacity and utilization is important to our profitability. Furthermore, we used a number of warehouses operated by third parties, which we may not be able to effectively manage or utilize. If we under-utilize our warehouse facilities, our costs will rise as a percentage of revenue, and if we have insufficient warehouse capacity, our revenue may not meet expectations. There can be no assurance that failure to manage our warehouse capacity and utilization will not have a material adverse effect on our business and results of operation.

We are subject to third-party payment processing related risks.

We accept payments using a variety of methods, including online payments with credit cards and debit cards issued by major banks in China, payment through third-party online payment platforms such as Alipay and WeChat Pay, and payment on delivery. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profitability. We may also be subject to fraud and other illegal activities in connection with the various payment methods we offer, including online payment and payment on delivery options. We are also subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from consumers, process electronic funds transfers or facilitate other types of online payments, and our business, financial condition and results of operations could be materially and adversely affected.

If we are unable to provide high-quality customer service, our business and results of operations may be materially and adversely affected.

We depend on our online customer service representatives in our customer service center to provide live assistance to online shoppers. If our online customer service representatives fail to satisfy the individual needs of consumers, our brand partners’ sales could be negatively affected, and we may lose potential or existing brand partners, which could have a material adverse effect on our business, financial condition and results of operations. In addition, our business generates and processes a large amount of data, and the improper use or disclosure of such data could harm our reputation as well as have a material adverse effect on our business and prospects.

Negative publicity, including negative internet postings, about us, our Baozun brand, management, brand partners and product offerings may have a material adverse effect on our business, reputation and the trading price of our Class A ordinary shares and/or ADSs.

Negative publicity about us, our Baozun brand, management, brand partners and product offerings may arise from time to time. Negative comments about the stores operated by us, products offered in such stores, our business operation and management may appear in internet postings and other media sources from time to time and we cannot assure you that other types of negative publicity of a more serious nature will not arise in the future. For example, if our customer service representatives fail to satisfy the individual needs of our consumers, our consumers may become disgruntled and disseminate negative comments about our product offerings and services. In addition, our brand partners may also be subject to negative publicity for various reasons, such as consumers’ complaints about the quality of their products and related services or other public relation incidents of such brand partners, which may adversely affect the sales of products of these brand partners in the stores operated by us and indirectly affect our reputation.

Moreover, negative publicity about other online retailers or e-commerce service providers in China may arise from time to time and cause consumers to lose confidence in the products and services we offer. Any such negative publicity, regardless of veracity, may have a material adverse effect on our business and financial results, our reputation and the trading price of our Class A ordinary shares and/or ADSs.

If counterfeit products are sold in the stores we operate or the platform we operated, our reputation and financial results could be materially and adversely affected.

We represent reputable brands, and we source goods from our brand partners directly or through third party procurement agents authorized by our brand partners. However, their measures of safeguarding against counterfeit products sold through e-commerce may not be adequate. Although we have indemnity clauses in most of our contracts with our brand partners, sales could decline and we may suffer reputational harm. We may be subject to sanctions under applicable laws and regulations if we are deemed to have participated or assisted in infringement activities associated with counterfeit goods, which may include injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability, depending on the gravity of such misconduct. Furthermore, counterfeit products may be defective or inferior in quality as compared to authentic products and may pose safety risks to consumers. If consumers are injured by counterfeit products sold through the stores we operate or the platform we operated, we may be subject to lawsuits, severe administrative penalties and criminal liability. We believe our reputation is extremely important to our success and our competitive position. The discovery of counterfeit products sold through the stores we operate or the platform we operated may severally damage our reputation among brand partners, and they may refrain from using our services in the future, which would materially and adversely affect our business operations and financial results.

Any lack of requisite approvals, licenses or permits applicable to our business or failure to comply with PRC laws and regulations may have a material and adverse impact on our business, financial condition and results of operations.

Our business is subject to supervision and regulation by relevant PRC government authorities, including without limitation the Ministry of Commerce of the PRC, or the MOFCOM, the PRC Ministry of Industry and Information Technology, or the MIIT, the PRC State Administration for Market Regulation (formerly known as the SAIC), or the SAMR and National Medical Products Administration. These government authorities promulgate and enforce regulations that cover many aspects of online retailing and distribution of products such as food and medical devices, including scope of permitted business activities, licenses and permits for business operation, and restriction on foreign investments. Meanwhile, the brand partners we partner with are also obliged to hold licenses and meet regulatory requirements in order to sell products themselves or through our e-commerce solutions. While we currently hold all material licenses and permits required for our business operations, we cannot assure you that we will be able to renew these licenses and permits upon their expiration, expand the current business scope of these licenses and permits when required, obtain any license or permit that is in application, or obtain new licenses or permits in the future as a result of our business expansion, change in our business operations or change in laws and regulations applicable to us.

As e-commerce business via internet and mobile network is still evolving in China, new laws and regulations may be adopted from time to time, and substantial uncertainties exist regarding interpretation and implementation of current and future PRC laws and regulations applicable to our business operations. We cannot assure you that our current business activities will not be found in violation of any future laws and regulations or any of the laws and regulations currently in effect due to changes in the relevant authorities’ interpretation of these laws and regulations. For example, the MIIT released the new Classified Catalog of Telecommunications Services (《電信業務分類目錄(2015年版)》), or the Telecommunication Catalog, on December 28, 2015, which came into effect on March 1, 2016 and later amended on June 6, 2019 and specifies that information services provided through mobile networks are recognized as internet information services. According to relevant MIIT rules, service providers, like operators of mobile application stores, will be required to meet certain qualifications, including obtaining a VAT License covering internet information services rendered through mobile networks, or an ICP License. In addition, according to the Telecommunication Catalog and other MIIT rules, operating a marketplace platform that connects sellers and buyers is categorized as online data processing and transaction processing services, and therefore such service providers are required to obtain a VAT License covering online data processing and transaction processing services. Our consolidated VIE, Shanghai Zunyi Business Consulting Ltd., or Shanghai Zunyi, has obtained a VAT License covering domestic call center services and internet information services, and we also currently hold a VAT License for online data processing and transaction processing business (operational e-commerce) through our PRC subsidiary, Shanghai Baozun E-Commerce Limited, or Shanghai Baozun. With the expansion of our business in the future, we may be required to obtain other required licenses or expand the current scope of the licenses we hold to cover internet information services rendered through mobile networks or to cover other scopes such as online data processing and transaction processing service (in addition to operational e-commerce) that may be required by the government authorities from time to time.

If we fail to adapt to any new regulatory requirement or any competent government authority considers that we operate our business operation without any requisite license, permit or approval, or otherwise fail to comply with applicable regulatory requirements, we may be subject to administrative actions and penalties, including fines, confiscation of our incomes, revocation of our licenses or permits, or, in severe cases, cessation of certain business. In addition, if our brand partners are found by government authorities to have operated their business through us without requisite approvals, licenses or permits or otherwise to be in violation of applicable laws and regulations, they may be ordered to take rectification actions. Any of these actions may have a material and adverse effect on our business, financial condition and results of operations.

We and certain of our directors and senior management have been named as defendants in shareholder class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation and cash flows, our reputation, and the prices and trading volumes of our Class A ordinary shares and/or ADSs.

We and certain of our directors and senior management have been named as defendants in shareholder class action lawsuits, which are described in “Our Business — Legal Proceedings,” and will have to defend against such suits. We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these suits.

We cannot predict the outcome of these lawsuits. We and our current and former directors and officers may, in the future, be subject to additional litigation relating to such matters. Subject to certain limitations, we are obligated to indemnify our current and former directors and officers in connection with such lawsuits and any related litigation or settlements amounts. Regardless of the outcome, these lawsuits, and any other litigation that may be brought against us or our current or former directors and officers, could be time-consuming, result in significant expense and divert the attention and resources of our management and other key employees. An unfavorable outcome in any of these matters could exceed coverage provided under potentially applicable insurance policies, which is limited. In addition, although we have obtained directors’ and officers’ liability insurance, the insurance coverage may not be adequate to cover our obligations to indemnify our directors and officers, fund a settlement of litigation in excess of insurance coverage or pay an adverse judgment in litigation. Further, we could be required to pay damages or additional penalties or have other remedies imposed against us, or our current or former directors or officers. Any such unfavorable outcome could have a material adverse effect on our business, financial condition, results of operations and cash flows, our reputation, and the prices and trading volumes of our Class A ordinary shares and/or ADSs.

Our leased property interests and title with respect to certain land and buildings we have acquired or may acquire may be defective and our right to lease and use the properties affected by such defects may be challenged, or we may fail to extend or renew our current leases or locate desirable alternatives for our facilities on commercially acceptable terms, which could cause significant disruption to our business.

We leased 27 premises in Mainland China, Hong Kong and Taiwan for our offices, customer service center and warehouses as of June 30, 2020. Some of the lessors of these leases have not provided us with sufficient documents to prove their ownership of the premises or their rights to lease the premises to us for our intended use. We may not be able to maintain such leases if the lessors are not legal owners of the properties or do not have competent authorizations from the legal owners of the properties or have not obtained requisite governmental approvals in respect of our leases. In addition, we cannot assure you that we will be able to successfully extend or renew our leases upon expiration of the current term or locate desirable alternatives for our facilities on commercially reasonable terms or at all, and may therefore be forced to relocate our affected operations. A substantial portion of our leasehold interests in leased properties have not been registered with the relevant PRC government authorities as required by the PRC law, which may expose us to potential fines if we fail to remediate after receiving any notice from the relevant PRC government authorities.

In addition, we may acquire certain land use right and titles in the relevant buildings for business operation purposes from time to time. For example, we have acquired the land use rights and titles to the buildings located in Suzhou, China. Our use of the land and buildings we acquired may not be consistent with their approved usage, and some approvals, licenses and permits may be yet to be obtained for the construction and continuous use of such buildings. We cannot assure you that we will be able to successfully remedy the defects or obtain all the requisite approvals, licenses or permits. These could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, we compete with other businesses for premises at certain locations or of certain sizes. As a result, even if we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our facilities as our business continues to grow and failure in relocating our affected operations could adversely affect our business and operations.

We may be subject to product liability claims that could be costly and time-consuming.

We sell products manufactured by third parties, some of which may be defective. If any product that we sell were to cause personal injury or injury to property, the injured party or parties could bring claims against us as the retailer of the product. These claims will not be covered by insurance as we do not maintain any product liability insurance. Similarly, we could be subject to claims that consumers of the online stores operated by us were harmed due to their reliance on our product information, product selection guides, advice or instructions. If a successful claim were brought against us, it could adversely affect our business. We may have the right under applicable laws, rules and regulations to recover from the relevant brand partners’, manufacturers’ or distributors’ compensation that we are required to make to consumers or end users in connection with a product liability, personal injury or a similar claim, if such relevant party is found responsible. However, there can be no assurance that we will be able to recover all or any amounts from these parties. We have historically encountered some call back of the products sold to consumers through our online store due to defective products, which has caused adverse effect on our operations. Any future product liability claim or large scale of call back due to defective products discovered, regardless of its merit or success, could result in the expenditure of funds and management time, adverse publicity and reputational harm and could have a negative impact on our business and financial condition.

We depend on key management as well as experienced and capable personnel generally, and any failure to attract, motivate and retain our staff could severely hinder our ability to maintain and grow our business.

Our future success is significantly dependent upon the continued service of our key executives and other key employees. If we lose the services of any member of management or key personnel, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new staff, which could severely disrupt our business and growth.

Competition for talent in the PRC e-commerce industry is intense, and the availability of suitable and qualified candidates in China is limited. Competition for these individuals could cause us to offer higher compensation and other benefits to attract and retain them. Even if we were to offer higher compensation and other benefits, there is no assurance that these individuals will choose to join or continue to work for us. Any failure to attract or retain key management and personnel could severely disrupt our business and growth.

If we are unable to recruit, train and retain qualified personnel or sufficient workforce while controlling our labor costs, our business may be materially and adversely affected.

Our future success depends, to a significant extent, on our ability to recruit, train and retain qualified personnel, particularly technical, fulfillment, marketing and other operational personnel with experience in the e-commerce industry. Since our industry is characterized by high demand and intense competition for talent and labor, we can provide no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. Particularly, our fulfillment infrastructure is labor intensive and requires a substantial number of blue-collar workers, and these positions tend to have higher than average turnover. We may need to but may be unable to hire additional employees in connection with the strengthening of our fulfillment capabilities.

We have observed an overall tightening of the labor market and an emerging trend of shortage of labor supply. Failure to obtain stable and dedicated warehousing, delivery and other labor support may lead to underperformance of these functions and cause disruption to our business. Labor  costs  in  China  have  increased with  China’s economic development, particularly in the large cities where we operate our fulfillment centers and more generally in the urban areas where we maintain our delivery and pickup stations. It is also costly to employ qualified personnel who have the knowledge and experience of working with leading global brands. In addition, our ability to train and integrate new employees into our operations may also be limited and may not meet the demand for our business growth on a timely fashion, or at all, and rapid expansion may impair our ability to maintain our corporate culture.

Increases in labor costs or restrictions in the supply of labor in China may materially and adversely affect our business, financial condition and results of operations.

We currently use workers dispatched by third-party labor service agents to provide customer service and perform fulfillment function. As of June 30, 2020, approximately 2.3% of our work force was dispatched by third-party labor service agents. According to the Interim Provisions on Labor Dispatch (《勞務派遣暫行規定》), or the Labor Dispatch Provisions, issued in January 2014 and became effective on March 1, 2014, the number of dispatched contract workers hired by an employer shall not exceed 10% of the total number of its work force. Though our current number of the dispatched contract workers does not exceed the statutory limit, we cannot assure you that our labor dispatch arrangement will always comply with relevant labor regulations in the future. In addition, under the Labor Contract Law (《中 華人民共和國勞動合同法》)amended on December 28, 2012, labor dispatch is only allowed to apply to provisional, auxiliary or substitutive positions. As such, we may need to adjust our staffing arrangements which may result in an increase in our labor cost.

As of the date of this prospectus, we have not received any warning or notice of potential negative action by relevant labor authorities regarding our labor dispatch arrangement. However, if we are found to be in violation of the rules regulating dispatched contract workers, we may be ordered to rectify the noncompliance by entering into written employment contracts with our dispatched contract workers, and if we fail to rectify within the time period specified by the labor authority, we may be subject to a penalty ranging from RMB5,000 to RMB10,000 per dispatched worker.

Our business generates and processes a large amount of data, and the improper storage, use or disclosure of such data could harm our reputation as well as have a material adverse effect on our business and prospects.

Our business generates and processes a large quantity of personal, transaction, demographic and behavioral data. We face risks inherent in handling and protecting large volumes of data. In particular, we face challenges relating to data derived from transactions and other activities on our platform, including:

•                          protecting data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;

•                          addressing data privacy, security and other concerns; and

•                          complying with applicable laws, rules and regulations relating to the collection, use, disclosure or security of personal information, including any requests from regulatory and government authorities relating to such data.

Significant capital and other resources may be required to protect against information security breaches or to alleviate problems caused by such breaches or to comply with our privacy policies or privacy-related legal obligations. The resources required may increase over time as the methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our consumers to lose trust in us and could expose us to legal claims. Any perception by the public that online transactions or the privacy of user information are becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of online retail and other online services generally.

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving. On July 1, 2015, the National People’s Congress Standing Committee promulgated the National Security Law (《中華人民共和國國家安全法》), or the New National Security Law, which took effect on the same date and replaced the former National Security Law promulgated in 1993. The New National Security Law covers various types of national security including technology security and information security. According to the New National Security Law, the state shall ensure that the information system and data in important areas are secure and controllable. In addition, according to the New National Security Law, the state shall establish national security review and supervision institutions and mechanisms, and conduct national security reviews of key technologies and IT products and services that affect or may affect national security. In particular, we are legally obligated under the New National Security Law to safeguard national security by, for example, providing evidence related to activities endangering national security, providing convenience and assistance for national security work, and providing necessary support and assistance for national security institutions, public security institutions as well as military institutions. As such, we may have to provide data to PRC government authorities and military institutions for compliance with the New National Security Law, which may increase our expenses and subject us to negative publicity that could harm our reputation with users and negatively affect the trading price of our Class A ordinary shares and/or ADSs. There are uncertainties on how the New National Security Law will be implemented in practice. PRC regulators, including the National People’s Congress Standing Committee, the MIIT and the Cyberspace Administration of China, have been increasingly focused on regulation in the areas of data security and data protection. For example, the National People’s Congress Standing Committee promulgated the Cybersecurity Law (《中華 人民共和國網絡安全法》) on November 7, 2016, which became effective on June 1, 2017, and strengthens the administration on cyber security. See “— Substantial uncertainties exist with respect to China’s Cybersecurity Law and the impact it may have on our business operations.” We expect that these areas will receive greater attention and focus from regulators, as well as attract public scrutiny and attention going forward. This greater attention, scrutiny and enforcement, including more frequent inspections, could increase our compliance costs and, subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, our reputation and results of operations could be materially and adversely affected.

As we expand our operations, we will be subject to additional laws in other jurisdictions where our brand partners, consumers and other customers are located, such as Hong Kong, Taiwan, Korea and the United States. The laws, rules and regulations of other jurisdictions may be at a more mature stage of development, be more comprehensive and nuanced in their scope, and impose more stringent or conflicting requirements and penalties than those in China, compliance with which could require significant resources and costs. Any failure, or perceived failure, by us to comply with our privacy policies or with any regulatory requirements or privacy protection-related laws, rules and regulations could result in proceedings or actions against us by governmental entities or others. These proceedings or actions could subject us to significant penalties and negative publicity, require us to change our business practices, increase our costs and severely disrupt our business.

Substantial uncertainties exist with respect to China’s Cybersecurity Law and the impact it may have on our business operations.

China’s Cybersecurity Law, which took effect in 2017, requires network operators in the PRC to take actions to prevent security attacks and data loss, including data classification and backup and encryption. The Cybersecurity Law specifies requirements on user information protection applicable to network operators, who are prohibited from disclosing without permission or selling individual information with limited exceptions. When network operators become aware of any information that is prohibited by laws and administrative regulations, they are required to immediately cease transmission of such information, and take measures such as deletion of relevant information to prevent its dissemination. Operators must maintain a record of these incidents when they occur and report them to the relevant authorities, who may also request for such reports. Where any prohibited information comes from outside the territory of China, the authorities may additionally request that all relevant institutions take measures to stop the flow of such prohibited information.

We may be deemed a “network operator” and thus subject to the requirements of the Cybersecurity Law. Furthermore, if we are deemed to be an operator of critical information infrastructure, we may be subject to higher standards, and our purchase of network products and services which affect or may affect national security will be subject to the Measures for Cybersecurity Review (《網絡安全審查辦法》) effective on June 1, 2020. There remains high uncertainty in the interpretation and enforcement of the law. In particular, due to lack of details on the implementation of the Cybersecurity Law, we cannot assure you that we would be able to comply with the requirements in a timely manner. Failure to comply with the requirements may lead to fines, revocation of business permits or licenses and other sanctions.

Finally, we procure equipment or software for storage, encryption and decryption from time to time. It remains unclear whether such equipment or software will fall into the category of the so-called “critical network equipment” or “dedicated network security products” due to lack of criteria or standards in the Cybersecurity Law. As such, we cannot assure you that the equipment and software we have procured or may procure in the future comply with the requirements, and we may incur additional costs to comply with the requirements.

We may not be able to adequately protect our intellectual property rights.

We rely on a combination of trademark, fair trade practice, patent, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect our intellectual property rights. We also enter into confidentiality agreements with our employees and any third parties who may access our proprietary information, and we rigorously control access to our proprietary technology and information.

Intellectual property protection may not be sufficient in China or other countries in which we operate. Confidentiality agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China or elsewhere. In addition, policing any unauthorized use of our intellectual property is difficult, time-consuming and costly and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations. Under the Foreign Investment Law (《中華人民共和國外商投資法》) promulgated by the National People’s Congress on March 15, 2019, which became effective on January 1, 2020, the PRC government encourages technology cooperation on the basis of free will and business rules in the process of foreign investment; no administrative agency or its employee may force the transfer of any technology by administrative means. However, because the Foreign Investment Law has newly become effective, there remain high uncertainties with regard to how the law will be interpreted and enforced.

We may be accused of infringing intellectual property rights of third parties and violating content restrictions of relevant laws.

Third parties may claim that the technology or content used in our operation of online stores or our service offerings infringe upon their intellectual property rights. We have been in the past subject to non-material legal proceedings and claims relating to infringement of the intellectual property rights of others. The possibility of intellectual property claims against us increases as we continue to grow, particularly internationally. Such claims, whether or not having merit, may result in our expenditure of significant financial and management resources, injunctions against us or payment of damages. We may need to obtain licenses from third parties who allege that we have infringed their rights, but such licenses may not be available on terms acceptable to us or at all. These risks have been amplified by the increase in the number of third parties whose sole or primary business is to assert such claims. In addition, we have registered or are in the process of registering some marks we used for our business but some of our applications have been or may be rejected by the governmental authority. As some third parties have already registered or may register the trademarks which are similar to the marks we used in our business, infringement claims may be asserted against us, and we cannot assure you that a government authority or a court will hold the view that such similarity will not cause confusion in the market. In this case, we may be required to explore the possibility of acquiring these trademarks from, or entering into exclusive licensing agreements with the third parties, which will cause us to incur additional costs.

China has enacted laws and regulations governing internet access and the distribution of products, services, news, information, audio-video programs and other content through the internet. The PRC government has prohibited the distribution of information through the internet that it deems to be in violation of PRC laws and regulations. If any of the information disseminated through the online stores operated by us were deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations.

The outcome of any claims, investigations and proceedings is inherently uncertain, and in any event defending against these claims could be both costly and time-consuming, and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any such litigation or proceedings could cause us to pay damages, as well as legal and other costs, limit our ability to conduct business or require us to change the manner in which we operate.

Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from growing.

We may in the future be required to raise capital through public or private financing or other arrangements. Such financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business. Additional equity or equity linked financing may dilute the interests of our shareholders, and debt financing, if available, may involve restrictive covenants and could restrict our operational flexibility and reduce our profitability. Our ability to obtain additional financing in the future is subject to many uncertainties, including our future financial condition, results of operations, cash flows, trading price of our Class A ordinary shares and/or ADSs, liquidity of international capital and lending markets and PRC governmental regulations over foreign investment and cross-border financing and the Internet industry in the PRC. For example, the NDRC has issued a number of rules requiring filing with the NDRC of foreign debt issuance since September 2015. In May 2016, the NDRC also specifically required offshore incorporated companies directly or indirectly controlled by PRC domestic enterprises, and although not explicitly required by statute, individual PRC residents, to complete filings with the NDRC before pricing and closing of any offshore debt issuance. Pursuant to the Notice of the NDRC and the MOF on Improving the Market Restraint Mechanism and Strictly Preventing Foreign Debt Risks and Local Debt Risks (《國家發展改革委財政部關於完善市場約束機制嚴格防範外債風險和地方債務風險的通知》) effective in May 2018, among others, enterprises that plan to borrow medium-term and long-term foreign debts shall establish and improve a sound and standardized corporate governance structure, management and decision-making mechanisms and financial management rules and properly disclosure relevant information. We may be considered as an offshore incorporated company indirectly controlled by individual PRC residents and thus our issuance of foreign debt may be subject to these requirements. If we cannot raise funds on acceptable terms, we may not be able to grow our business or respond to competitive pressures.

We may not have sufficient insurance coverage to fully cover our business risks, which could expose us to significant costs and business disruption.

We have obtained insurance to cover certain potential risks, such as property insurance covering our inventory inside our self-operated warehouses and fixed assets such as equipment, furniture and office facilities. However, insurance companies in China offer limited business insurance products. As a result, we may not be able to acquire any insurance for certain types of risks such as business liability or service disruption insurance for our operations in China, and our coverage may not be adequate to compensate for all losses that may occur, particularly with respect to loss of business or operations. We do not maintain business interruption insurance or product liability insurance, nor do we maintain key-man life insurance. This could leave us exposed to potential claims and losses. In addition, our third-party service providers, including third-party warehousing service providers, may fail to purchase insurance or maintain effective insurance. Even if we are successful in our claims against third-party service providers when certain accidents occurred, such third-party service providers may not be able to fully, or at all, pay the damages resulting from such accidents. Any business disruption, litigation, regulatory action, outbreak of epidemic disease, accidents, or natural disaster could also expose us to substantial costs and diversion of resources. We cannot assure you that our insurance coverage or our third-party service providers’ insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

The financial soundness of financial institutions with which we place our cash and cash equivalents could affect our financial conditions, business and result of operations.

We place our cash and cash equivalents with financial institutions, which include (i) banks incorporated in China, which are all authorized to operate banking business by China Banking Regulatory Commission and other relevant agencies, and (ii) overseas financial institutions regulated by competent regulatory authorities in their relevant jurisdictions such as Hong Kong. On February 17, 2015, the PRC State Council, or the State Council, promulgated the Deposit Insurance Regulation (《存款保險條例》), which requires banks registered within China to provide deposit insurance to depositors. However, pursuant to the Deposit Insurance Regulation, the insurance provided by the banks has a coverage limit of RMB500,000. Any deterioration of financial soundness of these banks or financial institutions or any failure of such deposit insurance to fully cover our bank deposits would cause credit risks to our cash and cash equivalents placed with them and thus could have a material adverse effect on our financial conditions, business and results of operations.

A severe or prolonged downturn in the global or Chinese economy or tensions in the relationship between China and other countries could materially and adversely affect our business and our financial condition.

The global macroeconomic environment is facing challenges along with uncertainties over the impact of ongoing trade disputes and tariffs. Our business and operations are primarily based in China and substantially all of our revenues are derived from our operations in China. Accordingly, our financial results have been, and are expected to continue to be, affected by the economy and e-commerce industry in China. Although the economy in China has grown significantly in the past decades, it still faces challenges. The Chinese economy has slowed down in recent years. According to the NBS, China’s real GDP growth rate was 6.9% in 2017, which slowed to 6.7% in 2018, and further slowed to 6.1% in 2019. In addition, COVID-19 had a severe and negative impact on global and Chinese economy in the first half of 2020, and the NBS reported a negative GDP growth of 1.6% for the first half of 2020. Whether this will lead to a prolonged downturn in the economy is still unknown.

There have also been concerns about the tensions in the relationship between China and other countries, including surrounding Asian countries, which may potentially lead to foreign investors closing down their business or withdrawing their investment in China and thus exiting the China market, and other economic effects. In addition, there have been concerns on the relationship between China and the U.S. following rounds of tariffs imposed by the U.S. and retaliatory tariffs imposed by China. Trade tension between China and the United States may intensify. Political tensions between the United States and China have escalated since the COVID-19 outbreak and the PRC National People’s Congress’ decision on Hong Kong national security legislation. Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. There is also potential risk that the new national security legislation could trigger sanctions or other forms of penalties by foreign governments, which may adversely affect the financial market and economic condition of Hong Kong, and in turn may adversely affect the operations of our subsidiaries in Hong Kong and the trading price of our Class A ordinary shares on the Hong Kong Stock Exchange. We engage in business with various international brand partners, many of whom have their home market in the U.S. Escalating political and trade tensions between China and the U.S. may cause some of these brands to downscale their operations in China, or in the extreme case, exit China completely, which may materially and adversely affect our results of operations and financial position.

Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Our growth and profitability depend on the overall economic and political conditions and level of consumer confidence and spending in China.

Our business, financial condition and results of operations are sensitive to changes in overall economic and political conditions that affect consumer spending in China. For example, changes to trade policies, treaties and tariffs in China, or the perception that these changes could occur, could adversely affect the financial and economic conditions in China, as well as our financial condition and results of operations. The U.S.-China trade tension may impact tariff of products imported by our brand partners, which could impact the pricing of their products and in turn adversely affect our business, financial condition, and results of operations.

In addition, the retail industry is highly sensitive to general economic changes. Many factors outside of our control, including inflation and deflation, interest rates, volatility of equity and debt securities markets, taxation rates, employment and other government policies can adversely affect consumer confidence and spending. The domestic and international political environments, including trade disputes, political turmoil or social instability, may also adversely affect consumer confidence and spending, which could in turn adversely affect our business, financial condition, and results of operations.

We rely on certain key operating metrics to evaluate the performance of our business, and any perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We rely on certain key operating metrics, such as GMV, to evaluate the performance of our business. Our operating metrics may differ from estimates published by third parties or from similarly titled metrics used by other companies due to differences in methodology and assumptions. If these metrics are perceived to be inaccurate by investors or investors make investment decisions based on operating metrics we disclosed but with their own methodology and assumptions or those published or used by third parties or other companies, our reputation may be harmed, which could negatively affect our business, and we may also face potential lawsuits or disputes.

We rely on the e-commerce performance of certain product categories, and any significant downward industry trend of such categories may materially and adversely affect our business and results of operations.

We currently serve brand partners in the following categories: apparel and accessories; appliances; electronics; home and furnishings; food and health products; beauty and cosmetics; fast moving consumer goods, and mother and baby products; and automobiles. Currently, we have a substantial amount of our GMV derived from brand partners in apparel and accessories, as well as in electronics. If the e-commerce performance of certain or various product categories is not successful in general, our business and results of operations may be materially and adversely affected. For example, the e-commerce performance of the apparel and accessories category was adversely affected due to, among other factors, a warmer winter in 2019, which adversely affected our business and results of operations for the fourth quarter of 2019.

If we fail to maintain an effective system of internal control over financial reporting, our ability to produce accurate financial statements on a timely basis or prevent fraud could be impaired.

We are required to maintain an effective system of internal control over financial reporting. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. We have concluded that our internal control over financial reporting was effective as of December 31, 2019, but we cannot assure you that in the future we will not identify material weaknesses in our internal control over financial reporting. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud might not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our Class A ordinary shares and/or ADSs, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and the other resources to comply with these reporting requirements.

RISKS RELATED TO OUR CORPORATE STRUCTURE

If the PRC government deems that the contractual arrangements in relation to Shanghai Zunyi do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of certain types of internet businesses, such as internet information services, is subject to restrictions under applicable PRC laws, rules and regulations. For example, foreign investors are generally not permitted to own more than 50% of the equity interests in a value-added telecommunication service provider. Any such foreign investor must also have experience and a good track record in providing value-added telecommunications services overseas. Although according to the Notice on Lifting the Restriction to Foreign Shareholding Percentage in Online Data Processing and Transaction Processing Business (Operational e-commerce) (《關於放開線上資料處理與交易處理業務(經營類電子商務)外資股比限制的通告》) promulgated by the MIIT on June 19, 2015, foreign investors are allowed to hold up to 100% of all equity interests in the online data processing and transaction processing business (operational e-commerce) in China. Other requirements provided by the Administrative Rules for Foreign Investments in Telecommunications Enterprises (《外商投資 電信企業管理規定》) (such as the track record and experience requirement for a major foreign investor) still apply. Shanghai Baozun holds an operating license for online data processing and transaction processing business (operational e-commerce).

We are a Cayman Islands holding company and our PRC subsidiaries are considered foreign-invested enterprises, directly or indirectly. Our PRC subsidiary, Shanghai Baozun, is eligible to provide value-added telecommunication services in China by holding a VAT License for online data processing and transaction processing business (operational e-commerce). However, we do not currently provide value-added telecommunication services because sales of goods purchased by us do not constitute providing value-added telecommunication services. Our PRC consolidated VIE, Shanghai Zunyi Business Consulting Ltd., or Shanghai Zunyi, however, holds an ICP license and previously operated an e-commerce platform for other trading parties. Shanghai Zunyi is 80% owned by Mr. Vincent Wenbin Qiu, our co-founder, chairman and chief executive officer, and 20% owned by Mr. Michael Qingyu Zhang, our co-founder. Mr. Vincent Wenbin Qiu and Mr. Michael Qingyu Zhang are both PRC citizens. Revenues from Shanghai Zunyi contributed to 6.1%, 9.1%, 8.6% and 9.6% of our total net revenues in 2017, 2018, 2019 and the six months ended June 30, 2020, respectively.

We entered into a series of contractual arrangements with Shanghai Zunyi and its shareholders, which enable us to:

•                          exercise effective control over Shanghai Zunyi;

•                          receive substantially all of the economic benefits of Shanghai Zunyi; and

•                          have an exclusive option to purchase all or part of the equity interests and assets in Shanghai Zunyi when and to the extent permitted by PRC law.

Because of these contractual arrangements, we are the primary beneficiary of Shanghai Zunyi and hence consolidate its financial results as our VIE.

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. It is uncertain whether any new PRC laws or regulations relating to contractual arrangement structures will be adopted or if adopted, what they would provide. The Foreign Investment Law of the PRC (《中華人民共和國外商投資法》) and the Regulations for Implementation of the Foreign Investment Law of the People’s Republic of China (《中華人民共和國外商投資法實施條例》), or the Implementation Regulations, became effective on January 1, 2020 and replaced the trio of prior laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law (《中華人民共和國中外合資經營企業法》), the Sino-foreign Cooperative Joint Venture Enterprise Law (《中華人民共和國中外合作經營企業法》) and the Wholly Foreign-invested Enterprise Law (《中華人民共和國外資企業法》), together with their implementation rules and ancillary regulations. The Foreign Investment Law and the Implementation Regulations embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since they are relatively new, uncertainties still exist in relation to their interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the PRC regulators. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. If our consolidated “variable interest entity” were deemed as a foreign-invested enterprise under any of such future laws, regulations and rules, and any of the businesses that we operate would be in any “negative list” for foreign investment and therefore be subject to any foreign investment restrictions or prohibitions, further actions required to be taken by us under such laws, regulations and rules may materially and adversely affect our business and financial condition. If we or our VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•                          revoking the business licenses and/or operating licenses of such entities;

•                          shutting down our website, or discontinuing or restricting the conduct of any transactions between certain of our PRC subsidiaries and VIE;

•                          imposing fines, confiscating the income from our PRC subsidiaries or VIE, or imposing other requirements with which we or our VIE may not be able to comply;

•                          requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIE and deregistering the equity pledges of our VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIE; or

•                          restricting or prohibiting our use of the proceeds of any financing outside China to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of Shanghai Zunyi in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of Shanghai Zunyi or our right to receive substantially all the economic benefits and residual returns from Shanghai Zunyi and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of Shanghai Zunyi in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have an adverse effect on our financial condition and results of operations.

We rely on contractual arrangements with our VIE and its shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.

Although a substantial majority of our revenue has historically been generated by our PRC subsidiaries, we have relied and expect to continue to rely on contractual arrangements with Shanghai Zunyi and its shareholders to provide brand e-commerce service to our brand partners, and to hold our VAT License to enable us to develop online marketplaces. Such contractual arrangements include: (i) an exclusive technology service agreement which has an initial term of 20 years and will be automatically renewed on a yearly basis thereafter unless otherwise notified by Shanghai Baozun; (ii) an exclusive call option agreement which will remain in effect until all the equity interests and assets that are the subject of such option agreement are transferred to Shanghai Baozun or its designated entities or individuals; (iii) a proxy agreement which has an initial term of 20 years and will be automatically renewed on a yearly basis thereafter unless otherwise notified by Shanghai Baozun; and (iv) equity interest pledge agreements which will remain in full effect until all the secured contractual obligations have been performed or all the secured debts have been discharged. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Shanghai Zunyi and Its Shareholders” in our 2019 Annual Report. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE.

If we had direct ownership of Shanghai Zunyi, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Shanghai Zunyi, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance by our VIE and its shareholders of their obligations under the contracts to exercise control over our VIE. However, the shareholders of our VIE may not act in our best interests or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our VIE. We may replace the shareholders of our VIE at any time pursuant to our contractual arrangements with it and its shareholders. However, if any dispute relating to these contracts or the replacement of the shareholders remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. See “— Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with our VIE may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If our VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages. We cannot assure you such remedies will be effective. For example, if the shareholders of Shanghai Zunyi were to refuse to transfer their equity interest in Shanghai Zunyi to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. See “— Risks Related to Doing Business in the People’s Republic of China — There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law, and as a result it may be difficult to predict how an arbitration panel would view such contractual arrangements. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Additionally, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award enforcement proceedings, which would require additional expenses and delay.

Our VIE provides brand e-commerce service to our brand partners and holds the ICP license. In the event we are unable to enforce our contractual arrangements, we may not be able to exert effective control over our VIE, and our ability to conduct the businesses may be negatively affected. Considering that the substantial majority of our revenues are currently generated from our subsidiaries instead of our VIE, we do not believe that any failure by us to exert effective control over our VIE would have an immediate material adverse effect on our overall business operations, financial condition or results of operations. However, the business operation of Shanghai Zunyi, our VIE, may grow in the future, and if we fail to maintain effective control over our VIE, we may not be able to continue to consolidate our VIE’s financial results with our financial results, and such failure could in the future materially and adversely affect our business, financial condition, results of operations and prospects.

The shareholders of our VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Mr. Vincent Wenbin Qiu and Mr. Michael Qingyu Zhang are the shareholders of our VIE, Shanghai Zunyi. Mr. Vincent Wenbin Qiu is our co-founder, chairman and chief executive officer, while Mr. Michael Qingyu Zhang is our co-founder. They may have potential conflicts of interest with us. These shareholders may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIE, which would have a material and adverse effect on our ability to effectively control our VIE and receive substantially all the economic benefits from it. For example, the shareholders may be able to cause our agreements with Shanghai Zunyi to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in our best interests or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and us. Mr. Vincent Wenbin Qiu is also a director of our Company. We rely on Mr. Vincent Wenbin Qiu and Mr. Michael Qingyu Zhang to abide by the laws of the Cayman Islands and China, which provide that directors owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. If we cannot resolve any conflict of interest or dispute between us and the shareholders of Shanghai Zunyi, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our VIE may result in adverse tax consequences to us and a finding that we or our VIE owes additional taxes, which could reduce our net income and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between Shanghai Baozun, our wholly-owned subsidiary in China, Shanghai Zunyi, our VIE in China, and its shareholders were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust Shanghai Zunyi’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Shanghai Zunyi for PRC tax purposes, which could in turn increase their tax liabilities. In addition, the PRC tax authorities may impose punitive interest on Shanghai Zunyi for the adjusted but unpaid taxes at the rate of 5% over the basic RMB lending rate published by the PBOC for a period according to the applicable regulations. Our financial position could be materially and adversely affected if our VIE’s tax liabilities increase or if they are required to pay punitive interest.

RISKS RELATED TO DOING BUSINESS IN THE PEOPLE’S REPUBLIC OF CHINA

Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

A substantial majority of our operations are conducted in the PRC and a substantial majority of our revenue is sourced from the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC.

The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past three decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operation could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

A substantial majority of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiaries and VIE are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the non-binding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

We are subject to laws that are applicable to retailers, including advertising and promotion laws and consumer protection laws that could require us to modify our current business practices and incur increased costs.

As an online distributor of goods, we are subject to numerous PRC laws and regulations that regulate retailers generally or govern online retailers specifically. For example, we are subject to laws in relation to advertising and online promotion, such as the Advertising Law (《中華人民共和國廣告法》), Pricing Law (《中華人民共和國價格法》), Anti-Unfair Competition Law (《中華人民共和國反不正當競爭法》), Interim Measures for the Administration of Internet Advertising (《互聯網廣告管理暫行辦法》), and also consumer protection laws that are applicable to retailers. In the past, we have been subject to non-material administrative proceedings and penalties due to non-compliances with such laws and regulations and may continue to be subject to allegations of non-compliance with such laws and regulations in the future. Such allegations, which may or may not have merit, may result in administrative penalties and other costs to us, and we may need to adjust some of our advertising and promotional practices as a result.

If these regulations were to change or if we are found to be in violation with them, we may need to spend additional costs to rectify non-compliance, adjust our business practices and could be subject to fines or penalties or suffer reputational harm, which could reduce demand for the products or services offered by us and hurt our business and results of operations. For example, the amended Consumer Protection Law (《中華人民共和國消費者權益保護法》), which became effective in March 2014, further strengthened the protection of consumers and imposed more stringent requirements and onerous obligations on businesses, especially businesses that operate on the internet.

Pursuant to the amended Consumer Protection Law, consumers are generally entitled to return goods purchased within seven days upon receipt without giving any reasons if they purchase the goods over the internet. Consumers whose interests have been damaged due to their purchase of goods online may claim damages against sellers. Moreover, if we deceive consumers or knowingly sell substandard or defective products, we would not only be required to compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services.

Operators of online marketplace platforms, such as Tmall and JD.com who have partnered with us, are also subject to stringent obligations under the amended Consumer Protection Law. For example, where platform operators are unable to provide the real names, addresses and valid contact details of the sellers, the consumers may also claim damages from the platform operators. Operators of online marketplace platforms that know or should have known that sellers use their platforms to infringe upon legitimate rights and interests of consumers but fail to take necessary measures will bear joint and several liabilities with the sellers. In addition, operators of online marketplace platforms that we partner with may take measures and impose stricter requirements on us or our brand partners as a reaction to their enhanced obligations under the amended Consumer Protection Law.

Similar legal requirements are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. We may be required to make significant expenditures or modify our business practices to comply with existing or future laws and regulations or to satisfy compliance requests from the marketplace platforms we partnered with, which may increase our costs and materially limit our ability to operate our business.

Failure to comply with the relatively new E-Commerce Law may have a material adverse impact on our business, financial conditions and results of operations.

As the e-commerce industry is still evolving in China, new laws and regulations may be adopted from time to time to address new issues that arise from time to time. For example, in August 2018, the Standing Committee of the National People’s Congress promulgated the E-Commerce Law (《中華人民共和國電子商務法》), which became effective on January 1, 2019. The E-Commerce Law generally provides that e-commerce operators must obtain administrative licenses if business activities conducted by the e-commerce operators are subject to administrative licensing requirements under applicable laws and regulations. In addition, the e-commerce Law imposes a number of obligations on e-commerce operators, including the obligations, to disclose information about commodities or services in a comprehensive, faithful, accurate and timely manner; while displaying search results of commodities or services to consumers according to their interests, preferences, consumption habits and other personal characteristics, to provide consumers with options irrelevant to their personal characteristics; when to offer tie-in commodities or services, to warn consumers about the tie-in sale in a prominent position and not to set the tie-in commodities or services as the default option; and when charging consumers guarantee deposits as agreed thereby, to explicitly indicate how and under what procedures consumers may have the guarantee deposits refunded, and not to impose any unjustifiable conditions on the refund of guarantee deposits. Failure to comply with the relatively new regulatory requirements may have a material adverse impact on our business and results of operations. As no detailed interpretation and implementation rules have been promulgated, it remains uncertain how the newly adopted E-Commerce Law will be interpreted and implemented. We cannot assure you that our current business operations satisfy the obligations provided under the E-Commerce Law in all respects. If the PRC governmental authorities determine that we are not in compliance with all the requirements proposed under the E-Commerce Law, we may be subject to fines and/or other sanctions.

PRC regulations regarding acquisitions impose significant regulatory approval and review requirements, which could make it more difficult for us to grow through acquisitions.

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, the State Taxation Administration of the PRC, or the STA, the State Administration for Industry and Commerce of the PRC (currently known as SAMR), the China Securities Regulatory Commission, or the CSRC, and the State Administration of Foreign Exchange, or the SAFE, jointly adopted the Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009.

The M&A Rules established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Rules of the MOFCOM on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (《商務部實施外國投資者並購境內企業安全審查制度的規定》), issued by the MOFCOM in August 2011, specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In addition, the Anti-Monopoly Law (《中華人民共和國反壟斷法》) requires that the anti-monopoly law enforcement agency be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, our proposed formation of joint venture with, or acquisition of control of, or decisive influence over, any company with revenues above relevant thresholds would be subject to SAMR merger control review. As a result of our size, many of the transactions we have taken or may undertake could be subject to anti-monopoly review. Complying with the requirements of the relevant regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the anti-monopoly law enforcement agency may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Furthermore, outbound direct investments conducted by PRC enterprises are subject to approval, filing or reporting requirements under relevant NDRC, MOFCOM and SAFE rules. We have not completed the requisite procedures for certain of our investments in the United States, Hong Kong and Taiwan, respectively, and hence may be ordered to cease such outbound investments and subject to relevant legal and administrative liabilities. In addition, the NDRC issued the new Regulations on Enterprise Outbound Investment (《企業境外投資管理辦法》) in December 2017 which came into effect on March 1, 2018. Under these new regulations, if an overseas entity controlled by PRC enterprises or individuals conducts an outbound investment with an investment amount of US$300 million or above in one of the non-sensitive areas, it shall report the relevant information to the NDRC before the closing of such investment. For any outbound investment by an overseas entity controlled by PRC enterprises or individuals in one of the sensitive areas listed in the Outbound Investment Sensitive Industry Catalogue (2018 Version) (《境外投資敏感行業目錄(2018年版)》) which was promulgated by the NDRC in January 2018 and came into effect on March 1, 2018, or the Outbound Investment Sensitive Industry Catalogue (2018), such investment shall be subject to the NDRC approval requirement. We may be deemed by the regulatory authorities as an overseas entity controlled by PRC individuals and therefore our overseas acquisition may be subject to such reporting or approval procedures.

If the regulatory authorities’ practice remains unchanged, our ability to carry out our investment and acquisition strategy may be materially and adversely affected and there may be significant uncertainty as to whether transactions that we have taken or may undertake would subject us to fines or other administrative penalties and negative publicity and whether we will be able to complete large acquisitions in the future in a timely manner or at all.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

SAFE promulgated SAFE Circular 37 on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment (《國家外匯管理局關於進一步簡化和改進直接投資外匯管理政策的通知》) released on February 13, 2015 by SAFE, local banks shall examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration under SAFE Circular 37 from June 1, 2015. Beneficial owners of the special purpose vehicle who are PRC citizens are also required to make annual filing with the local banks regarding their overseas direct investment status.

Mr. Vincent Wenbin Qiu and Mr. Junhua Wu have completed initial filings with the local counterpart of SAFE relating to their initial investments in us. However, we may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and cannot assure you that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules, including the annual filing requirement. Furthermore, we may be unable to disclose change of our beneficial owners’ shareholding interests in us during the annual filing process of our PRC subsidiaries as required by SAFE. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our Company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our Company. These risks may have a material adverse effect on our business, financial condition and results of operations.

PRC regulations of loans to PRC entities and direct investment in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of our offerings to make loans or additional capital contributions to our foreign-invested enterprises or consolidated affiliated entities.

We may transfer funds to our directly owned PRC subsidiaries which are FIEs under PRC laws or finance such FIEs by means of shareholder loans or capital contributions, or to our consolidated affiliated entity by making loans, upon completion of our offerings. Any such loans to our FIEs cannot exceed statutory limits, which is either the difference between the registered capital and the total investment amount of such FIE or a multiple of the FIE’s net assets in the previous year, and shall be registered or filed with SAFE, or its local counterparts. Any such loans to our consolidated affiliated entity are subject to PRC regulations and foreign exchange loan registration. Furthermore, if we make any capital contributions to FIEs, FIEs are required to register the details of the capital contribution with the local branch of SAMR and submit a report on the capital contribution via the online enterprise registration system to the MOFCOM.

In addition, SAFE promulgated the Circular on the Relevant Operating Issues concerning Administration Improvement of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises (《國家外匯管理局綜合司關於完善外商投資企業外匯資本金支 付結匯管理有關業務操作問題的通知》), or Circular 142, on August 29, 2008. SAFE promulgated Circular 45 on November 9, 2011 in order to clarify the application of Circular 142. Under Circular 142 and Circular 45, registered capital of a foreign-invested company settled in RMB converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC. On March 30, 2015, SAFE released the Notice on the Reform of the Management Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises (《國家外匯管理局關於改革外商投資企業外匯資本金結匯管理方式的通知》), or SAFE Circular 19, which came into force and superseded SAFE Circular 142 from June 1, 2015. SAFE Circular 19 has made certain adjustments to some regulatory requirements on the settlement of foreign exchange capital of foreign-invested enterprises, and some foreign exchange restrictions under SAFE Circular 142 are lifted. Under SAFE Circular 19, the settlement of foreign exchange by FIEs shall be governed by the policy of foreign exchange settlement at will. In June 2016, SAFE promulgated Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts (《國家外匯管理局關於改革和規範資本專案結匯管理政策的通知》), or SAFE Circular 16, which removed certain restrictions previously provided under several SAFE circulars in respect of conversion by an FIE of foreign currency registered capital into RMB and use of such RMB capital. However, SAFE Circular 19 and SAFE Circular 16 also reiterate that the settlement of foreign exchange shall only be used for purposes within the business scope of the FIEs. On October 23, 2019, the SAFE issued the Circular on Further Promoting Cross-border Trade and Investment Facilitation (《國家外匯管理局關於進一步促進跨境貿易投資便利化的通知》), or SAFE Circular 28. Among others, SAFE Circular 28 relaxes prior restrictions and allows foreign- invested enterprises whose approved business scope does not include equity investments to use their capital funds obtained from foreign exchange settlement to make domestic equity investments in China, provided that such investments do not violate the Negative List and the target investment projects are genuine and in compliance with laws.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circulars referred to above, we cannot assure you that we will be able to complete the necessary government registrations or filings on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or consolidated affiliated entities or additional capital contributions by us to our PRC subsidiaries, and conversion of such loans or capital contributions into RMB. If we fail to complete such registrations or filings, our ability to provide loans or capital contributions to the FIEs or our consolidated affiliated entity in a timely manner may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any failure to comply with PRC regulations regarding our employee equity incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC residents and who have been granted options may follow SAFE Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company. We and our directors, executive officers and other employees who are PRC residents and who have been granted options are subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company (《國家外匯管理局關於境內個人參與境外上市公司股權激勵計畫外匯管理有關問題的通知》), or the Share Option Rules, issued by SAFE in February 2012, according to which, employees, directors, supervisors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC residents are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit the ability to make payment under our equity incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly-foreign owned enterprises in China and limit our wholly-foreign owned enterprises’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional equity incentive plans for our directors and employees under PRC law. Shanghai Baozun Wujiang Branch has already completed the SAFE registration under the Share Option Rules.

In addition, the STA has issued circulars concerning employee share options or restricted shares. Under these circulars, employees working in the PRC who exercise share options, or whose restricted shares or restricted share units, vest, will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees related to their share options, restricted shares or restricted share units. In addition, the sales of our Shares or ADSs held by such PRC individual employees after their exercise of the options, or the vesting of the restricted shares or restricted share units, are also subject to PRC individual income tax. If the employees fail to pay, or the PRC subsidiaries fail to withhold, their income taxes according to relevant laws, rules and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

We may rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements.

We are a holding company and may rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries and on remittances from the VIE, for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt we may incur outside of China and pay our expenses. When our principal operating subsidiaries or the VIE incur additional debt, the instruments governing the debt may restrict their ability to pay dividends or make other distributions or remittances to us. Furthermore, the laws, rules and regulations applicable to our PRC subsidiaries and certain other subsidiaries permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable accounting standards and regulations.

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered equity, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. As of June 30, 2020, we had restricted net assets of RMB1,863.4 million (US$263.7 million).

Limitations on the ability of the VIE to make remittance to the wholly-foreign owned enterprise and on the ability of our subsidiaries to pay dividends to us could limit our ability to access cash generated by the operations of those entities, including to make investments or acquisitions that could be beneficial to our businesses, pay dividends to our shareholders or otherwise fund and conduct our business.

We may be treated as a resident enterprise for PRC tax purposes under the EIT Law, and we may therefore be subject to PRC income tax on our global income.

Under the PRC Enterprise Income Tax Law, or the EIT Law and its implementing rules, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. The STA issued the Notice Regarding  the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the basis of de facto management bodies, or Circular 82 on April 22, 2009, with retroactive effect from January 1, 2008. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the STA’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the EIT Law. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

Dividends payable to our foreign investors and gains on the sale of our Shares and/or ADSs by our foreign investors may become subject to PRC tax law.

Under the EIT Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of our Shares and/or ADSs by such investors is also subject to PRC tax at a current rate of 10%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our Shares and/or ADSs, and any gain realized from the transfer of our Shares and/or ADSs, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of Shares and/or ADSs by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions. It is unclear whether if we or any of our subsidiaries established outside China are considered a PRC resident enterprise, holders of our Shares and/or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends payable to our non-PRC investors, or gains from the transfer of our Shares and/or ADSs by such investors are subject to PRC tax, the value of your investment in our Shares and/or ADSs may decline significantly.

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.

On February 3, 2015, the STA issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the shareholders, business model and organizational structure of an overseas enterprise; the income tax payable abroad due to the indirect transfer of PRC taxable assets; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, the STA, issued the Announcement of the STA on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which came into effect on December 1, 2017. Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. Pursuant to Bulletin 7 and Bulletin 37, both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. We may be subject to filing obligations or taxed if we are transferor in such transactions, and may be subject to withholding obligations if we are transferee in such transactions, under Bulletin 7 and Bulletin 37. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing. As a result, we may be required to expend valuable resources to comply with Bulletin 7 and Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations. In addition, the sales of our Shares and/or ADSs held by our PRC individual employees after their exercise under relevant incentive plans are also subject to PRC individual income tax.

Restrictions on currency exchange may limit our ability to utilize our revenue effectively.

Substantially all of our revenue is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries or variable interest entity. Currently, Shanghai Baozun, our major PRC subsidiary which is a wholly-foreign owned enterprise, may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements such as presenting documentary evidence of such transactions to banks. The Outbound Investment Sensitive Industry Catalogue (2018) also lists certain industries as sensitive outbound investment industries, which are subject to NDRC pre-approval requirements prior to remitting investment funds offshore. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Since a significant amount of our future revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of our Shares and/or ADSs. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. This could affect our ability to obtain foreign currency through debt or equity financing for our subsidiaries and the variable interest entity.

Fluctuations in exchange rates could result in foreign currency exchange losses and could materially reduce the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably, and in the recent years the RMB has depreciated significantly against the U.S. dollar. In April 2012, the PRC government announced that it would allow RMB exchange rate to fluctuate in a wider range. On August 11, 2015, the PBOC allowed the RMB to depreciate by approximately 2% against the U.S. dollar. Since October 1, 2016, the RMB has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. In 2017, the RMB appreciated approximately 7% against the U.S. dollar. In 2018, the RMB depreciated approximately 5% against the U.S. dollar. In 2019, the RMB depreciated approximately 1% against the U.S. dollar. Starting from the beginning of 2019, the Renminbi has depreciated significantly against the U.S. dollar again. In early August 2019, the PBOC set the daily reference rate for the Renminbi at RMB7.0039 to US$1.00, the first time that the exchange rate of Renminbi to U.S. dollar exceeded RMB7.0000 to US$1.00 since 2008. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. Substantially all of our revenues and costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of the Renminbi may materially reduce any dividends payable on our Shares and/or ADSs.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

The discontinuation of any of the preferential income tax treatments or government subsidies currently available to us in the PRC could have a material and adverse effect on our result of operations and financial condition.

We cannot assure you that the preferential income tax rate of our VIE will be maintained in future periods. Pursuant to the EIT Law, as further clarified by subsequent tax regulations implementing the EIT Law, foreign-invested enterprises and domestic enterprises are subject to enterprise income tax at a uniform rate of 25%. Certain enterprises may benefit from a preferential tax rate of 15% under the EIT Law if they qualify as “high and new technology enterprises” and meet other criteria under the EIT Law and the related regulations.

Our VIE, Shanghai Zunyi, qualified as a “high and new technology enterprise” with a valid term of three years starting from 2017 and is therefore subject to a 15% preferential income tax rate for 2017, 2018 and 2019. One of our PRC subsidiaries, Shanghai Fenghe Software Technology Limited, or Shanghai Fenghe, qualified as a “high and new technology enterprise” with a valid term of three years starting from 2018 and is therefore subject to a 15% preferential income tax rate for 2018 and 2019. For the year of 2020, Shanghai Fenghe can continue to enjoy the 15% preferential income tax rate subject to its satisfaction of certification criteria as a high and new technology enterprise. If Shanghai Zunyi or Shanghai Fenghe, fails to maintain the high and new technology enterprise qualification, its applicable enterprise income tax rate will increase to 25%.

The discontinuation of the above-mentioned preferential income tax treatments or the change of the applicable preferential tax rate currently available to us in the PRC could have a material and adverse effect on our result of operations and financial condition. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

We also received subsidies from local governments in China as incentives for conducting business in certain local districts. We recognized cash subsidies of RMB10.3 million, RMB25.5 million, RMB25.8 million and RMB33.5 million (US$4.7 million) for the years ended December 31, 2017, 2018 and 2019 and the six months ended June 30, 2020, respectively. These government subsidies are non-recurring in nature and we cannot assure you that we will be able to receive any government subsidies in the future.

Our deferred tax assets are subject to uncertainties and judgments.

In the application of our accounting policies, our management is required to make judgments, estimates and assumptions about the carrying amounts of certain assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Therefore, actual results may differ from these accounting estimates. As of December 31, 2017, 2018 and 2019 and June 30, 2020, we recorded deferred tax assets of RMB15.5 million, RMB38.1 million, RMB54.5 million and RMB55.5 million (US$7.9 million), respectively. We account for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax bases of existing assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations in the period of change. In the event that a substantial reversal of deferred tax assets arises in future periods, our results of operations and financial condition may be materially and adversely affected.

Failure to make adequate contributions to various employee benefit plans as required by the PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. In addition, we engage third-party human resources agencies to make social insurance and housing fund contributions for certain of our employees, and there is no assurance that such third-party agencies will make such contributions in full in a timely manner, or at all. Although almost all of our PRC entities incorporated in various locations in China have made the required employee benefit payments, we cannot assure you that we are able to make adequate contribution in a timely manner at all time. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

RISKS RELATED TO OUR SHARES, ADSs AND THE LISTING

As a company applying for listing under Chapter 19C, we adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.

As we are applying for listing under Chapter 19C of the Hong Kong Listing Rules, we will not be subject to certain provisions of the Hong Kong Listing Rules pursuant to Rule 19C.11, including, among others, rules on notifiable transactions, connected transactions, share option schemes and content of financial statements as well as certain other continuing obligations. In addition, in connection with the Listing, we have applied for a number of waivers and/or exemptions from strict compliance with the Hong Kong Listing Rules, the Companies (WUMP) Ordinance, the Takeovers Codes and the SFO. As a result, we will adopt different practices as to those matters as compared with other companies listed on the Hong Kong Stock Exchange that do not enjoy those exemptions or waivers.

Furthermore, if 55% or more of the total worldwide trading volume, by dollar value, of our Class A ordinary shares and ADSs over our most recent fiscal year takes place on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange will regard us as having a dual primary listing in Hong Kong and we will no longer enjoy certain exemptions or waivers from strict compliance with the requirements under the Hong Kong Listing Rules, the Companies (WUMP) Ordinance, the Takeovers Codes and the SFO, which could result in our incurring of incremental compliance costs.

The trading price of our ADSs has been and is likely to continue to be, and the trading price of our Class A ordinary shares may be, volatile, which could result in substantial losses to holders of our Class A ordinary shares and/or ADSs.

The trading price of our ADSs has been and is likely to continue to be volatile and could fluctuate widely due to factors beyond our control. The trading price of our Class A ordinary shares, likewise, may be volatile for similar or different reasons. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in Hong Kong and/or the United States, which consequently may impact the trading performance of our Class A ordinary shares and/or ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our Class A ordinary shares and/or ADSs.

In addition to the above factors, the prices and trading volumes of our Class A ordinary shares and/or ADSs may be highly volatile due to multiple factors, including the following:

•                          regulatory developments affecting us or our industry, brand partners, suppliers or third-party sellers;

•                          announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

•                          changes in the economic performance or market valuations of other e-commerce companies;

•                          actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•                          changes in financial estimates by securities research analysts;

•                          conditions in the online retail market;

•                          announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•                          additions to or departures of our senior management;

•                          fluctuations of exchange rates among the RMB, the Hong Kong dollar and the U.S. dollar;

•                          natural disasters or health epidemic such as COVID-19;

•                          release or expiry of lock-up or other transfer restrictions on our outstanding Shares or ADSs;

•                          any future issuances of securities, including sales or perceived potential sales of additional ordinary shares or ADSs, or by conversion of the 2024 Notes in certain circumstances; and

•                          proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm.

Any of these factors may result in large and sudden changes in the volume and trading price of our Class A ordinary shares and/or ADSs. In addition, global stock markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies and industries. These market fluctuations may significantly affect the trading price of our Class A ordinary shares and/or ADSs.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our Class A ordinary shares and/or ADSs and trading volume could decline.

The trading market for our Class A ordinary shares and/or ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our Class A ordinary shares and/or ADSs or publishes inaccurate or unfavorable research about our business, the market price for our Class A ordinary shares and/or ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Class A ordinary shares and/or ADSs to decline.

Because we do not expect to pay dividends in the foreseeable future, holders of our Class A ordinary shares and/or ADSs must rely on price appreciation of our Class A ordinary shares and/or ADSs for return on their investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, holders of our Class A ordinary shares and/or ADSs should not rely on an investment in our Class A ordinary shares and/or ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either its profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on their investment in our Class A ordinary shares and/or ADSs will likely depend entirely upon any future price appreciation of our Class A ordinary shares and/or ADSs. There is no guarantee that our Class A ordinary shares and/or ADSs will appreciate in value or even maintain the price at which holders of our Class A ordinary shares and/or ADSs purchased the Class A ordinary shares and/or ADSs. They may not realize a return on their investment in our Class A ordinary shares and/or ADSs and they may even lose their entire investment in our Class A ordinary shares and/or ADSs.

Substantial future sales or perceived potential sales of our Class A ordinary shares and/or ADSs in the public market could cause the price of our Class A ordinary shares and/or ADSs to decline.

Sales of our Class A ordinary shares and/or ADSs in the public market, or the perception that these sales could occur, could cause the market price of our Class A ordinary shares and/or ADSs to decline significantly. All of our Class A ordinary shares represented by ADSs were freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act. Some Class A ordinary shares outstanding after the Global Offering will be available for sale, upon the expiration of the lock-up periods (if applicable to such holder), subject to volume and other restrictions as applicable under Rules 144 and 701 under the U.S. Securities Act. Any or all of these ordinary shares may be released prior to the expiration of the applicable lock-up period at the discretion of the designated representatives. To the extent a substantial amount of Shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of our Class A ordinary shares and/or ADSs could decline significantly.

In addition, the existence of the convertible senior notes may also encourage short selling by market participants because the conversion of the convertible senior notes could depress our Class A ordinary share and/or ADS price. The price of our Class A ordinary shares and/or ADSs could be affected by possible sales of our Class A ordinary shares and/or ADSs by investors who view the convertible senior notes as a more attractive means of equity participation in us and by hedging or arbitrage trading activity, which we expect to occur involving our Class A ordinary shares and/or ADSs.

Furthermore, although our directors, executive officers, Alibaba Investment Limited and Tsubasa Corporation agreed to a lock-up of their Class A ordinary shares in connection with the Global Offering, any major disposal of our Class A ordinary shares and/or ADSs by any of them upon expiration of the relevant lock-up periods (or the perception that these disposals may occur upon the expiration of the lock-up period) may cause the prevailing market price of our Class A ordinary shares and/or ADSs to fall, which could negatively impact our ability to raise equity capital in the future.

Changes in the accounting guidelines relating to the Borrowed ADSs could decrease our earnings per ADS and potentially the price of our ADSs.

In connection with the offering of the 2024 Notes, we have entered into the ADS Lending Agreements with Credit Suisse International and Deutsche Bank AG, London Branch (each, an “ADS Borrower” and, collectively, the “ADS Borrowers”). The ADS Borrowers are affiliates of, respectively, Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc., who were the underwriters of our ADS offering registered on the prospectus supplement dated April 4, 2019 and the accompanying prospectus dated April 4, 2019. We entered into these ADS lending agreements to facilitate transactions by which investors in our 2024 Notes may hedge their investment in the 2024 Notes.

Subject to certain terms of the ADS Lending Agreements, the Borrowed ADSs (as defined below) must be returned to us following the maturity date of the 2024 Notes, or earlier in certain circumstances. Based on the terms of the ADS Lending Agreements, we believe that, under U.S. GAAP, the Borrowed ADSs will not be considered outstanding for the purpose of computing and reporting our net income (loss) per ADS. If these accounting guidelines were to change in the future, we might be required to treat the Borrowed ADSs as outstanding for purposes of computing earnings per ADS, our net income (loss) per ADS would be reduced and our ADS price could decrease, possibly significantly.

Our dual-class voting structure limits the ability of holders of our Class A ordinary shares and ADSs to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Mr. Vincent Wenbin Qiu, our co-founder, chairman and chief executive officer, and Mr. Junhua Wu, our co-founder, director and chief growth officer, have considerable influence over matters requiring shareholder approval. Due to our dual-class voting structure, our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Based on our dual-class voting structure, on a poll, holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of beneficial ownership of any Class B ordinary shares by a holder thereof or a beneficial owner of such Class B ordinary shares to any person or entity which is not an affiliate of such holder or beneficial owner, such Class B ordinary shares shall be automatically and immediately converted into an equal number of Class A ordinary shares. The Class B ordinary shares beneficially owned by Mr. Vincent Wenbin Qiu and Mr. Junhua Wu, without including shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security, represent 30.6% and 12.6% of the aggregate voting power of our Company, respectively, as of September 8, 2020, or the Latest Practicable Date. The interests of Mr. Vincent Wenbin Qiu and Mr. Junhua Wu may not coincide with the interests of holders of Class A ordinary shares and ADSs, and they may make decisions with which holders of Class A ordinary shares and ADSs disagree, including decisions on important topics such as the composition of the board of directors, compensation, management succession and our business and financial strategy. To the extent that the interests of Mr. Vincent Wenbin Qiu or Mr. Junhua Wu differ from the interests of holders of Class A ordinary shares and ADSs, holders of Class A ordinary shares and ADSs may be disadvantaged by any action that they may seek to pursue. This concentrated control could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

Holders of our Shares and/or ADSs may have difficulty effecting service of process and enforcing judgments obtained against us, our directors and our management, and the ability of U.S. or Hong Kong authorities to bring and enforce actions in the PRC may also be limited.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct a substantial portion of our operations in the PRC and substantially all of our assets are located outside the United States and Hong Kong. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States and Hong Kong and a substantial portion of their assets are located outside the United States and Hong Kong. As a result, it may be difficult or impossible for our shareholders to effect service of process or bring an action against us or against them in the United States or in Hong Kong in the event that our shareholders believe that their rights have been infringed under the securities laws of the United States, Hong Kong or otherwise. Even if our shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands, the PRC or other relevant jurisdiction may render our shareholders unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, the SEC, the U.S. Department of Justice and other U.S. authorities may also have difficulties in bringing and enforcing actions against us or our directors or officers in the PRC.

In addition, shareholder claims that are common in the United States, including class action securities law and fraud claims, may be difficult to pursue as a matter of law or practicality in the PRC. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in the PRC for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. It will be, however, difficult for U.S. and other shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. and other shareholders, by virtue only of holding our Shares and/or ADSs, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanisms. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretations of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties you may face in protecting your interests.

The different characteristics of the capital markets in Hong Kong and the U.S. may negatively affect the trading prices of our Class A ordinary shares and ADSs.

Upon the Listing, we will be subject to Hong Kong and Nasdaq listing and regulatory requirements concurrently. The Hong Kong Stock Exchange and the Nasdaq Global Select Market have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our Class A ordinary shares and our ADSs may not be the same, even allowing for currency differences. Fluctuations in the price of our ADSs due to circumstances peculiar to the U.S. capital markets could materially and adversely affect the price of the Class A ordinary shares, or vice versa. Certain events having significant negative impact specifically on the U.S. capital markets may result in a decline in the trading price of our Class A ordinary shares notwithstanding that such event may not impact the trading prices of securities listed in Hong Kong generally or to the same extent, or vice versa. Because of the different characteristics of the U.S. and Hong Kong capital markets, the historical market prices of our ADSs may not be indicative of the trading performance of the Class A ordinary shares after the Global Offering.

Exchange between our Class A ordinary shares and our ADSs may adversely affect the liquidity and/or trading price of each other.

Our ADSs are currently traded on the Nasdaq Global Select Market. Subject to compliance with U.S. securities law and the terms of the Deposit Agreement, holders of our Class A ordinary shares may deposit Shares with the depositary in exchange for the issuance of our ADSs. Any holder of ADSs may also withdraw the underlying Class A ordinary shares represented by the ADSs pursuant to the terms of the Deposit Agreement for trading on the Hong Kong Stock Exchange. In the event that a substantial number of Class A ordinary shares are deposited with the depositary in exchange for ADSs or vice versa, the liquidity and trading price of our Class A ordinary shares on the Hong Kong Stock Exchange and our ADSs on the Nasdaq Global Select Market may be adversely affected.

The time required for the exchange between Class A ordinary shares and ADSs might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and the exchange of Class A ordinary shares into ADSs involves costs.

There is no direct trading or settlement between the Nasdaq Global Select Market and the Hong Kong Stock Exchange on which our ADSs are and the Class A ordinary shares will be traded. In addition, the time differences between Hong Kong and New York and unforeseen market circumstances or other factors may delay the deposit of Class A ordinary shares in exchange of ADSs or the withdrawal of Class A ordinary shares underlying the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, there is no assurance that any exchange of Class A ordinary shares into ADSs (and vice versa) will be completed in accordance with the timelines investors may anticipate.

Furthermore, the depositary for the ADSs is entitled to charge holders fees for various services, including for the issuance of ADSs upon deposit of Class A ordinary shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs and annual service fees. As a result, shareholders who exchange Class A ordinary shares into ADSs, and vice versa, may not achieve the level of economic return the shareholders may anticipate.

Since we are a Cayman Islands company, the rights of our shareholders may be more limited than those of shareholders of a company organized in the United States or Hong Kong.

Under the laws of some jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith, and actions by controlling shareholders which are obviously unreasonable may be declared null and void. Cayman Islands law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in some U.S. jurisdictions. In addition, the circumstances in which a shareholder of a Cayman Islands company may sue the company derivatively, and the procedures and defenses that may be available to the company, may result in the rights of shareholders of a Cayman Islands company being more limited than those of shareholders of a company organized in the United States.

Moreover, our directors have the power to take certain actions without shareholder approval which would require shareholder approval under Hong Kong law or the laws of most U.S. jurisdictions. The directors of a Cayman Islands company, without shareholder approval, may implement a sale of any assets, property, part of the business, or securities of the company. Our ability to create and issue new classes or series of shares without shareholder approval could have the effect of delaying, deterring or preventing a change in control of our Company without any further action by our shareholders, including a tender offer to purchase our Class A ordinary shares at a premium over prevailing market prices.

Furthermore, our Articles of Association are specific to us and include certain provisions that may be different from common practices in Hong Kong. For example, Rule 19C.07(7) of the Hong Kong Listing Rules provides that the minimum stake required to convene an extraordinary general meeting and add resolutions to a meeting agenda must not be higher than 10% of the voting rights, on a one vote per share basis, in the share capital of a Qualifying Issuer, but our Articles of Association provide that at least one-third of the aggregate voting power of our Company is required to convene an extraordinary general meeting. We will put forth a resolution at or before our next annual general meeting to be held after the Listing to revise our Articles of Association to comply with Rule 19C.07(7) of the Hong Kong Listing Rules. Other differences from common practices in Hong Kong include the absence of requirements that the appointment, removal and remuneration of auditors must be approved by a majority of our shareholders, requirements of holding an annual general meeting and restrictions on members’ right to vote at general meetings.

Our articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their Shares and/or ADSs at a premium.

Our Memorandum and Articles of Association contain provisions which have the potential to limit the ability of others to acquire control of our Company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their Shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our Company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise, at such time and on such terms as they may think appropriate. In the event theses preferred shares have better voting rights than our Class A ordinary shares, in the form of ADSs or otherwise, they could be issued quickly with terms calculated to delay or prevent a change in control of our Company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our Class A ordinary shares and/or ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs could be materially and adversely affected.

As we have applied for a listing of our Class A ordinary shares on the Main Board under Chapter 19C of the Hong Kong Listing Rules, we are permitted to rely on exemptions from certain corporate governance standards applicable to Hong Kong listed issuers under the Hong Kong Listing Rules. This may afford less protection to holders of our ordinary shares.

Our Company is controlled through weighted voting rights. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at our Company’s general meetings, except as may otherwise be required by law or provided for in our Memorandum and Articles of Association.

Our weighted voting rights structure is specific to us and contain certain features that are different from the requirements under Chapter 8A of the Hong Kong Listing Rules.

In particular, our WVR beneficiaries do not own collectively at least 10% of the underlying economic interest in our total issued share capital at the time of Listing. Our weighted voting rights structure does not contain sunset provisions under Rule 8A.17 of Hong Kong the Listing Rules which require cessation of weighted voting rights under certain circumstances. Under Rule 8A.23 of the Hong Kong Listing Rules, non-WVR shareholders must be able to convene an extraordinary general meeting and add resolutions to the meeting agenda. The minimum stake required to do so must not be higher than 10% of the voting rights on a one vote per share basis in the share capital of the listed issuer. The minimum stake as currently set out in our Articles of Association is not less than one-third of the votes attaching to all issued and outstanding Shares. Rule 8A.24 of the Hong Kong Listing Rules requires weighted voting rights to be disregarded on any resolution to approve certain matters including (i) changes to the listed issuer ‘s constitutional documents, however framed; (ii) variation of rights attached to any class of shares; (iii) the appointment or removal of an independent non-executive director; (iv) the appointment or removal of auditors; and (v) the voluntary winding-up of the listed issuer. Under our weighted voting rights structure, each Class B ordinary share shall be entitled to ten votes on all matters subject to vote at general meetings of our Company, except as may otherwise be required by law or provided for in our Memorandum and Articles of Association. Rule 8A.30 of the Hong Kong Listing Rules requires that an issuer with a WVR structure must establish a Corporate Governance Committee with at least the terms of reference set out in Code Provision D.3.1 of Appendix 14 to the Hong Kong Listing Rules. Our Nominating and Corporate Governance Committee’s charter does not contain the provisions as required under Code Provision D.3.1 of Appendix 14 to the Hong Kong Listing Rules.

As we have applied for a listing of our Class A ordinary shares on the Main Board under Chapter 19C of the Hong Kong Listing Rules, we will not be subject to, among others, the above provisions of the Hong Kong Listing Rules with respect to weighted voting rights structure. We have relied on and intend to continue to rely on these exemptions. As a result, our shareholders may not be provided with the benefits of certain corporate governance requirements of the Hong Kong Listing Rules.

The fundamental change repurchase feature of our 2024 Notes may delay or prevent an otherwise beneficial takeover attempt of our Company.

The indenture governing our 2024 Notes requires us to repurchase the 2024 Notes for cash upon the occurrence of a fundamental change and, in certain circumstances, to increase the conversion rate for a holder that converts the 2024 Notes in connection with a make-whole fundamental change. A takeover of our Company may trigger the requirement that we purchase the 2024 Notes and/or increase the conversion rate, which could make it more costly for a potential acquirer to engage in a combinatory transaction with us. Such additional costs may have the effect of delaying or preventing a takeover of our Company that would otherwise be beneficial to our investors.

Our auditor of the consolidated financial statements included in our annual report on Form 20-F filed with the SEC, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the PCAOB, and consequently you are deprived of the benefits of such inspection. In addition, various legislative and regulatory developments related to U.S.-listed China-based companies due to lack of PCAOB inspection may have a material adverse impact on our listing and trading in the U.S. and the trading prices of our ADSs and/or Class A ordinary shares.

Our independent registered public accounting firm, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is required by U.S. law to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

On April 21, 2020, the SEC and the PCAOB issued a new joint statement, reminding the investors that in many emerging markets, including China, there is substantially greater risk that disclosures will be incomplete or misleading and, in the event of investor harm, substantially less access to recourse, in comparison to U.S. domestic companies, and stressing again the PCAOB’s inability to inspect audit work papers in China and its potential harm to investors. However, it remains unclear what further actions the SEC and PCAOB will take and its impact on Chinese companies listed in the U.S.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges Act, or the EQUITABLE Act, prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges of issuers included on the SEC’s list for three consecutive years. On May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies Accountable Act, or the HFCA Act, which includes similar provisions as the EQUITABLE Act. If passed by the U.S. House of Representatives and signed by the U.S. President into law, the HFCA Act would amend the Sarbanes-Oxley Act of 2002 to direct the SEC to prohibit securities of any registrant from being traded on any of the U.S. securities exchanges or “over-the-counter” if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for three consecutive years. On July 21, 2020, the House of Representatives passed its version of the National Defense Authorization Act for Fiscal Year 2021, which included provisions similar to the HFCA Act.

In addition to legislative action, on June 4, 2020, President Trump issued a memorandum directing the President’s Working Group on Financial Markets, or the PWG, which is chaired by the Secretary of the Treasury and includes the Chairman of the Board of Governors of the Federal Reserve System, the Chairman of the SEC and the Chairman of the Commodity Futures Trading Commission, to discuss and make recommendations regarding the risks to U.S. investors posed by the PCAOB’s lack of access to the work of the auditors of Chinese companies listed in the U.S. On August 6, 2020, the PWG released a report titled “Protecting United States Investors from Significant Risks from Chinese Companies” in response to the president’s request. The PWG recommends that the SEC take steps to implement the various recommendations outlined in the report. In particular, to address companies from jurisdictions, such as China, that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, or NCJ, the PWG recommends enhanced listing standards on U.S. exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in NCJs may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. One of the report’s recommended requirements for such co-audits is that the government of the relevant NCJ would have to permit the U.S. accounting firm working on the co-audit to perform the work and retain the relevant work papers outside of the NCJ. However, because PRC law prohibits audit firms that operate in China from releasing certain documentation of Chinese companies without explicit government permission, it is unclear if these requirements would be consistent with PRC law. The report provides that the new listing standards could provide for a transition period until January 1, 2022 for currently listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective. If the new listing standards are adopted and we fail to meet the new listing standards before the deadline specified thereunder due to factors beyond our control, we could face possible de-listing from Nasdaq, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our ADS trading in the United States.

Future developments in respect of the issues discussed above are uncertain as the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures. However, if any of the legislative actions or regulatory changes discussed above were to proceed in ways that are detrimental to China-based issuers, it could cause our incompliance with U.S. securities laws and regulations, we could cease to be listed on Nasdaq or another U.S. stock exchange, and U.S. trading of our ADSs could be prohibited. Any of such actions, or uncertainties in the market about the possibility of such actions, could adversely affect our access to the U.S. capital markets and the trading prices of our ADSs and/or Class A ordinary shares.

PCAOB inspections of other independent registered public accounting firms outside of China have sometimes identified deficiencies in those firms’ audit procedures and quality control procedures, allowing those deficiencies to be addressed to improve future audit quality. The unavailability of PCAOB inspections for audit firms in China prevents the PCAOB from regularly evaluating our auditor ’s audits and its quality control procedures, potentially depriving investors of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor ’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the U.S. Exchange Act.

Starting in 2011, the Chinese affiliates of the “big four” accounting firms (including our independent registered public accounting firm) were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S. listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms (including our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms, including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioners had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the U.S. Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our Class A ordinary shares and/or ADSs may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the U.S. Exchange Act. Such a determination could ultimately lead to our delisting from the Nasdaq Global Select Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

As a foreign private issuer in the U.S., we are permitted to, and we may, rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our ADSs and Class A ordinary shares.

We are exempted from certain corporate governance requirements of the Nasdaq Stock Market Rules by virtue of being a foreign private issuer in the U.S. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by domestic U.S. companies listed on The Nasdaq Stock Market. The standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

•                          have a majority of the board be independent;

•                          have a nominating and corporate governance committee consisting entirely of independent directors;

•                          solicit proxies and hold an annual meeting of shareholders no later than one year after the end of the issuer ’s fiscal year-end;

•                          have regularly scheduled executive sessions with only independent/for non-management directors; or

•                          have executive sessions of solely independent directors each year.

We will put forth a resolution at or before our next annual general meeting after the Listing to amend our Articles of Association according to Rule 19C.07(4) of the Hong Kong Listing Rules such that we will hold an annual general meeting of shareholders every year.

In addition, in July 2016, our board of directors approved an amendment to our 2015 Share Incentive Plan, or the 2015 Plan, to increase the number of Class A ordinary shares reserved for issuance under our 2015 Plan, and we followed our home country practice that does not require shareholder approval for such amendment.

We have relied on and intend to continue to rely on some of these exemptions. As a result, our shareholders may not be provided with the benefits of certain corporate governance requirements of the Nasdaq Stock Market Rules.

As a foreign private issuer in the U.S., we are exempt from certain disclosure requirements under the U.S. Exchange Act, which may afford less protection to holders of our ADSs and Shares than they would enjoy if we were a domestic U.S. company.

As a foreign private issuer in the U.S., we are exempt from, among other things, the rules prescribing the furnishing and content of proxy statements under the U.S. Exchange Act. In addition, our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit and recovery provisions contained in Section 16 of the U.S. Exchange Act. We are also not required under the U.S. Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic U.S. companies with securities registered under the U.S. Exchange Act. As a result, holders of our ADSs and Shares may be afforded less protection than they would under the U.S. Exchange Act rules applicable to domestic U.S. companies.

Holders of our ADSs, may have fewer rights than holders of our Class A ordinary shares and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights as our registered shareholders. The holders of our ADSs will not have any direct right to attend general meetings of our shareholders or to directly cast any votes at such meetings. The holders of our ADSs will only be able to exercise the voting rights which are carried by the underlying Class A ordinary shares represented by their ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, the holders of our ADSs may vote only by giving voting instructions to the depositary. Upon receipt of the voting instructions from the holders of our ADSs, the depositary will vote the underlying Class A ordinary shares represented by their ADSs in accordance with these instructions. The holders of our ADSs will not be able to directly exercise their right to vote with respect to the underlying Class A ordinary shares unless they withdraw such shares and become the registered holder of such shares prior to the record date for the general meeting. Under our Memorandum and Articles of Association, the minimum notice period required to be given by us to our registered shareholders to convene a general meeting is ten calendar days. We will put forth a resolution at or before our next annual general meeting after the Listing to amend our Articles of Association such that our shareholders will be given at least 14 calendar days’ notice for any general meeting. When a general meeting is convened, the holders of our ADSs may not receive sufficient advance notice of the meeting to permit the holders of our ADSs to withdraw the underlying Class A ordinary shares represented by their ADSs and become the registered holder of such shares to allow the holders of our ADSs to attend the general meeting and to cast their vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. Furthermore, under our Memorandum and Articles of Association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent the holders of our ADSs from withdrawing the underlying Class A ordinary shares represented by their ADSs and becoming the registered holder of such shares prior to the record date, so that they would not be able to attend the general meeting or to vote directly. If we ask for their instructions, the depositary will notify the holders of our ADSs of the upcoming vote and will arrange to deliver our voting materials to them. We cannot assure the holders of our ADSs that they will receive the voting materials in time to ensure that they can instruct the depositary to vote the Class A ordinary shares underlying their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out the voting instructions of the holders of our ADSs. This means that the holders of our ADSs may not be able to exercise their right to direct how the underlying Class A ordinary shares represented by their ADSs are voted and they may have no legal remedy if the underlying Class A ordinary shares represented by their ADSs are not voted as they requested. In addition, in their capacity as an ADS holder, the holders of our ADSs will not be able to call a shareholders’ meeting.

Right of holders of our ADSs to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to holders of our ADSs in the United States unless we register both the rights and the securities to which the rights relate under the U.S. Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to holders of our ADSs unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the U.S. Securities Act or exempt from registration under the U.S. Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the U.S. Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings.

Holders of our ADSs may not receive cash dividends if the depositary decides it is impractical to make cash dividends available to holders of our ADSs.

The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our Class A ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends on our Class A ordinary shares in the foreseeable future. To the extent that there is a distribution, the depositary of our ADSs has agreed to pay to holders of our ADSs the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses. Holders of our ADSs will receive these distributions in proportion to the number of Class A ordinary shares their ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to holders of our ADSs.

Holders of our ADSs may be subject to limitations on transfer of their ADSs.

ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We may become a passive foreign investment company, which could result in adverse United States federal income tax consequences to United States investors.

A non-United States corporation will be deemed as a passive foreign investment company, or PFIC, for the United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether a non-United States corporation is a PFIC for that year.

We believe we were not a PFIC, for the taxable year ended December 31, 2019, and we do not expect to become a PFIC in the foreseeable future. No assurance can be given as to our PFIC status, however, since the PFIC rules are uncertain in several respects and the determination of whether we are a PFIC for any taxable year can only be made after the end of the year and depends on the market price of our ADSs and/or Class A ordinary shares, which may fluctuate significantly, as well as the composition of our income and assets during the year.

If we were treated as a PFIC, such characterization could result in adverse United States federal income tax consequences to a United States investor. For example, if we were treated as a PFIC, our United States investors could become subject to increased tax liabilities under United States federal income tax laws and regulations and would become subject to burdensome reporting requirements.

Changes in our United States federal income tax classification, or that of our subsidiaries, could result in adverse tax consequences to our 10% or greater U.S. shareholders.

We do not believe that we, or any of our non-U.S. subsidiaries, are controlled foreign corporations (“CFCs”) based upon the Class A ordinary shares and/or ADSs owned directly by U.S. shareholders. However, we or certain of our non-U.S. subsidiaries may be classified as CFCs depending on the U.S. holdings of certain of our non-U.S. shareholders. This classification could cause significant and adverse U.S. tax consequences for our U.S. shareholders that own, or are considered to own, as a result of the attribution rules, 10% or more of the voting power or value of the stock of us or our non-U.S. subsidiaries (a “10% U.S. shareholder”) or any person who becomes a 10% U.S. shareholder under the U.S. Federal income tax law applicable to owners of CFCs.  Therefore, 10% U.S. shareholders (if any) and persons considering becoming 10% U.S. shareholders are strongly urged to consult their tax advisors regarding the U.S. Federal income tax law applicable to owners of CFCs.

We are exposed to risks associated with the potential spin-off of one or more of our businesses.

We are exposed to risks associated with the potential spin-off of one or more of our businesses. We have applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with the requirements in Paragraph 3(b) of Practice Note 15 to the Hong Kong Listing Rules such that we are able to spin-off a subsidiary entity and list on the Hong Kong Stock Exchange within three years of the Listing. While we currently do not have any plan with respect to any spin-off listing on the Hong Kong Stock Exchange, we may consider a spin-off listing on the Hong Kong Stock Exchange for one or more of our businesses within the three year period subsequent to the Listing. The waiver granted by the Hong Kong Stock Exchange is conditional upon us confirming to the Hong Kong Stock Exchange in advance of any spin-off that it would not render our Company incapable of fulfilling the eligibility requirements under Rule 19C.05 of the Hong Kong Listing Rules based on the financial information of the entity or entities to be spun-off at the time of the Company’s Listing (calculated cumulatively if more than one entity is spun-off). In the event that we proceed with a spin-off, our interest in the entity to be spun-off will be reduced accordingly.

RISKS RELATED TO THE GLOBAL OFFERING

An active trading market for our Class A ordinary shares on the Hong Kong Stock Exchange might not develop or be sustained and trading prices of our Class A ordinary shares might fluctuate significantly.

Following the completion of the Global Offering, we cannot assure you that an active trading market for our Class A ordinary shares on the Hong Kong Stock Exchange will develop or be sustained. The trading price or liquidity for our ADSs on The Nasdaq Stock Market might not be indicative of those of our Class A ordinary shares on the Hong Kong Stock Exchange following the completion of the Global Offering. If an active trading market of our Class A ordinary shares on the Hong Kong Stock Exchange does not develop or is not sustained after the Global Offering, the market price and liquidity of our Class A ordinary shares could be materially and adversely affected.

In 2014, the Hong Kong, Shanghai and Shenzhen Stock Exchanges collaborated to create an inter-exchange trading mechanism called Stock Connect that allows international and mainland Chinese investors to trade eligible equity securities listed in each other’s markets through the trading and clearing facilities of their home exchange. Stock Connect currently covers over 2,000 equity securities trading in the Hong Kong, Shanghai and Shenzhen markets. Stock Connect allows mainland Chinese investors to trade directly in eligible equity securities listed on the Hong Kong Stock Exchange, known as Southbound Trading; without Stock Connect, mainland Chinese investors would not otherwise have a direct and established means of engaging in Southbound Trading. In October 2019, the Shanghai and Shenzhen Stock Exchanges separately announced their amended implementation rules in connection with Southbound Trading to include shares of WVR companies to be traded through Stock Connect. However, since these rules are relatively new, there remains uncertainty as to the implementation details, especially with respect to shares of those companies with a secondary listing on the Hong Kong Stock Exchange. It is unclear whether and when the Class A ordinary shares of our Company, a WVR company with a secondary listing in Hong Kong upon the Listing, will be eligible to be traded through Stock Connect, if at all. The ineligibility or any delay of our Class A ordinary shares for trading through Stock Connect will affect mainland Chinese investors’ ability to trade our Class A ordinary shares and therefore may limit the liquidity of the trading of our Class A ordinary shares on the Hong Kong Stock Exchange.

Since there will be a gap of several days between pricing and trading of our Class A ordinary shares, the price of our ADSs traded on The Nasdaq Stock Market may fall during this period and could result in a fall in the price of our Class A ordinary shares to be traded on the Hong Kong Stock Exchange.

The pricing of the Offer Class A ordinary shares will be determined on the Price Determination Date. However, our Class A ordinary shares will not commence trading on the Hong Kong Stock Exchange until they are delivered, which is expected to be about four Hong Kong business days after the Price Determination Date. As a result, investors may not be able to sell or otherwise deal in our Class A ordinary shares during that period. Accordingly, holders of our Class A ordinary shares are subject to the risk that the trading price of our Class A ordinary shares could fall when trading commences as a result of adverse market conditions or other adverse developments that could occur between the Price Determination Date and the time trading begins. In particular, as our ADSs will continue to be traded on The Nasdaq Stock Market and their price can be volatile, any fall in the price of our ADSs may result in a fall in the price of our Class A ordinary shares to be traded on the Hong Kong Stock Exchange.

There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs following our initial public offering in Hong Kong and listing of our Class A ordinary shares on the Hong Kong Stock Exchange.

In connection with our initial public offering of Class A ordinary shares in Hong Kong, or the Hong Kong IPO, we will establish a branch register of members in Hong Kong, or the Hong Kong share register. Our Class A ordinary shares that are traded on the Hong Kong Stock Exchange, including those to be issued in the Hong Kong IPO and those that may be converted from ADSs, will be registered on the Hong Kong share register, and the trading of these ordinary shares on the Hong Kong Stock Exchange will be subject to the Hong Kong stamp duty. To facilitate ADS-Class A ordinary share conversion and trading between The Nasdaq Stock Market and the Hong Kong Stock Exchange, we also intend to move a portion of our issued Class A ordinary shares from our Cayman share register to our Hong Kong share register.

Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, defined as stock the transfer of which is required to be registered in Hong Kong, is required to pay Hong Kong stamp duty. The stamp duty is currently set at a total rate of 0.2% of the greater of the consideration for, or the value of, shares transferred, with 0.1% payable by each of the buyer and the seller. See “Dealings and Settlement of Class A Ordinary Shares in Hong Kong.”

To the best of our knowledge, Hong Kong stamp duty has not been levied in practice on the trading or conversion of ADSs of companies that are listed in both the United States and Hong Kong and that have maintained all or a portion of their ordinary shares, including ordinary shares underlying ADSs, in their Hong Kong share registers. However, it is unclear whether, as a matter of Hong Kong law, the trading or conversion of ADSs of these dual-listed companies constitutes a sale or purchase of the underlying Hong Kong-registered ordinary shares that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisors on this matter. If Hong Kong stamp duty is determined by the competent authority to apply to the trading or conversion of our ADSs, the trading price and the value of your investment in our ADSs or ordinary shares may be affected.

Purchasers of our Class A ordinary shares in the Global Offering will experience immediate dilution and may experience further dilution if we issue additional Shares in the future.

The initial Public Offer Price of our Class A ordinary shares is higher than the net tangible assets per Class A ordinary share of the outstanding Shares issued to our existing shareholders immediately prior to the Global Offering. Therefore, purchasers of our Class A ordinary shares in the Global Offering will experience an immediate dilution in terms of the pro forma net tangible asset value. In addition, we may consider offering and issuing additional Shares or equity-related securities in the future to raise additional funds, finance acquisitions or for other purposes. Purchasers of our Shares may experience further dilution in terms of the net tangible asset value per Share if we issue additional Shares in the future at a price that is lower than the net tangible asset value per Share.

INFORMATION ABOUT THE GLOBAL OFFERING

The following section sets forth new information relating to the Global Offering, including information concerning stamp duty and the establishment of a Hong Kong Share Registrar.

REGISTER OF MEMBERS AND STAMP DUTY

Our principal register of members will be maintained by our Principal Share Registrar in the Cayman Islands, Vistra (Cayman) Limited, and our Hong Kong branch register of members will be maintained by the Hong Kong Share Registrar in Hong Kong, Computershare Hong Kong Investor Services Limited.

Dealings in  our  Class A ordinary shares registered on  our  Hong  Kong  branch share register will be subject to Hong Kong stamp duty. The stamp duty is charged to each of the seller and purchaser at the ad valorem rate of 0.1% of the consideration for, or (if greater) the value of, our Class A ordinary shares transferred. In other words, a total of 0.2% is currently payable on a typical sale and purchase transaction of our Class A ordinary shares. In addition, a  fixed duty of HK$5.00 is charged on each instrument of transfer (if required).

To facilitate ADS-Class A ordinary share conversion and trading between Nasdaq and the Hong Kong Stock Exchange, we also intend to move a portion of our issued ordinary shares from our Cayman share register to our Hong Kong share register. It is unclear whether, as a matter of Hong Kong law, the trading or conversion of ADSs constitutes a sale or purchase of the underlying Hong Kong-registered ordinary shares that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisors on this matter. See “Risk Factors — Risks Related to the Global Offering — There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs following our initial public offering in Hong Kong and listing of our ordinary shares on the Hong Kong Stock Exchange.”

INFORMATION ABOUT THE LISTING

The following section sets forth new information relating the Listing, including information concerning the conversion between our ADSs listed on Nasdaq and our Shares proposed to be listed on the Main Board of the Hong Kong Stock Exchange.

DEALINGS AND SETTLEMENT OF CLASS A ORDINARY SHARES IN HONG KONG

Our Class A ordinary shares will trade on the Hong Kong Stock Exchange in board lots of 100 Class A ordinary shares. Dealings in our Class A ordinary shares on the Hong Kong Stock Exchange will be conducted in Hong Kong dollars.

The transaction costs of dealings in our Class A ordinary shares on the Hong Kong Stock Exchange include:

•                          Hong Kong Stock Exchange trading fee of 0.005% of the consideration of the transaction, charged to each of the buyer and seller;

•                          SFC transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;

•                          trading tariff of HK$0.50 on each and every purchase or sale transaction. The decision on whether or not to pass the trading tariff onto investors is at the discretion of brokers;

•                          transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;

•                          ad valorem stamp duty at a total rate of 0.2% of the value of the transaction, with 0.1% payable by each of the buyer and the seller;

•                          stock settlement fee, which is currently 0.002% of the gross transaction value, subject to a minimum fee of HK$2.00 and a maximum fee of HK$100.00 per side per trade;

•                          brokerage commission, which is freely negotiable with the broker (other than brokerage commissions for IPO transactions which are currently set at 1% of the subscription or purchase price and will be payable by the person subscribing for or purchasing the securities); and

•                          the Hong Kong Share Registrar will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong.

Investors must settle their trades executed on the Hong Kong Stock Exchange through their brokers directly or through custodians. For an investor who has deposited his or her Class A ordinary shares in his or her stock account or in his or her designated CCASS (the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited) participant’s stock account maintained with CCASS, settlement will be effected in CCASS in accordance with the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. For an investor who holds the physical certificates, settlement certificates and the duly executed transfer forms must be delivered to his broker or custodian before the settlement date.

CONVERSION BETWEEN CLASS A ORDINARY SHARES TRADING IN HONG KONG AND ADSs

In connection with our initial public offering of Class A ordinary shares in Hong Kong, or the Global Offering, we have established a branch register of members in Hong Kong, or the Hong Kong share register, which will be maintained by our Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited. Our principal register of members, or the Cayman share register, will continue to be maintained by our principal share registrar, Vistra (Cayman) Limited.

All Class A ordinary shares offered in the Global Offering will be registered on the Hong Kong share register in order to be listed and traded on the Hong Kong Stock Exchange. As described in further detail below, holders of Class A ordinary shares registered on the Hong Kong share register will be able to convert these shares into ADSs, and vice versa.

Our ADSs

Our ADSs are traded on Nasdaq. Dealings in our ADSs on Nasdaq are conducted in U.S. Dollars. ADSs may be held either:

•                          directly, by having a certificated ADS, or an ADR, registered in the holder ‘s name, or by holding in the direct registration system, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto; or

•                          indirectly, through the holder ‘s broker or other financial institution.

The depositary for our ADSs is JP Morgan Chase Bank, N.A., whose office is located at 383 Madison Avenue, Floor 1, New York, New York, 10179.

Converting Class A Ordinary Shares Trading in Hong Kong into ADSs

An investor who holds Class A ordinary shares registered in Hong Kong and who intends to convert them to ADSs to trade on Nasdaq must deposit or have his or her broker deposit the Class A ordinary shares with the depositary’s Hong Kong custodian, JP Morgan Chase Bank, N.A., Hong Kong, or the custodian, in exchange for ADSs.

A deposit of Class A ordinary shares trading in Hong Kong in exchange for ADSs involves the following procedures:

•                          If Class A ordinary shares have been deposited with CCASS, the investor must transfer Class A ordinary shares to the depositary’s account with the custodian within CCASS by following the CCASS procedures for transfer and submit and deliver a duly completed and signed conversion form to the depositary via his or her broker.

•                          If Class A ordinary shares are held outside CCASS, the investor must arrange to deposit his or her Class A ordinary shares into CCASS for delivery to the depositary’s account with the custodian within CCASS, submit and deliver a request for a conversion form to the custodian and after duly completing and signing such conversion form, deliver such conversion form to the custodian.

•                          Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, the depositary will issue the corresponding number of ADSs in the name(s) requested by an investor and will deliver the ADSs to the designated DTC account of the person(s) designated by an investor or his or her broker.

For Class A ordinary shares deposited in CCASS, under normal circumstances, the above steps generally require two business days. For Class A ordinary shares held outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS issuances. The investor will be unable to trade the ADSs until the procedures are completed.

Converting ADSs to Class A Ordinary Shares Trading in Hong Kong

An investor who holds ADSs and who intends to convert his/her ADSs into Class A ordinary shares to trade on the Hong Kong Stock Exchange must cancel the ADSs the investor holds and withdraw Class A ordinary shares from our ADS program and cause his or her broker or other financial institution to trade such ordinary shares on the Hong Kong Stock Exchange.

An investor that holds ADSs indirectly through a broker should follow the broker ‘s procedure and instruct the broker to arrange for cancelation of the ADSs, and transfer of the underlying ordinary shares from the depositary’s account with the custodian within the CCASS system to the investor ‘s Hong Kong stock account.

For investors holding ADSs directly, the following steps must be taken:

•                          To withdraw Class A ordinary shares from our ADS program, an investor who holds ADSs may turn in such ADSs at the office of the depositary (and the applicable ADR(s) if the ADSs are held in certificated form), and send an instruction to cancel such ADSs to the depositary.

•                          Upon payment or net of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, the depositary will instruct the custodian to deliver Class A ordinary shares underlying the canceled ADSs to the CCASS account designated by an investor.

•                          If an investor prefers to receive Class A ordinary shares outside CCASS, he or she must receive Class A ordinary shares in CCASS first and then arrange for withdrawal from CCASS. Investors can then obtain a transfer form signed by HKSCC Nominees Limited (as the transferor) and register Class A ordinary shares in their own names with the Hong Kong Share Registrar.

For Class A ordinary shares to be received in CCASS, under normal circumstances, the above steps generally require two business days. For Class A ordinary shares to be received outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. The investor will be unable to trade the Class A ordinary shares on the Hong Kong Stock Exchange until the procedures are completed.

Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS cancellations. In addition, completion of the above steps and procedures is subject to there being a sufficient number of Class A ordinary shares on the Hong Kong share register to facilitate a withdrawal from the ADS program directly into the CCASS system. We are not under any obligation to maintain or increase the number of Class A ordinary shares on the Hong Kong share register to facilitate such withdrawals.

Depositary Requirements

Before the depositary issues ADSs or permits withdrawal of Class A ordinary shares, the depositary may require:

•                          production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•                          compliance with procedures it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver, transfer, or register issuances, transfers and cancelations of ADSs generally when the transfer books of the depositary or our Hong Kong Share Registrar are closed or at any time if the depositary or we determine it advisable to do so.

All costs attributable to the transfer of Class A ordinary shares to effect a withdrawal from or deposit of ordinary shares into our ADS program will be borne by the investor requesting the transfer. In particular, holders of ordinary shares and ADSs should note that the Hong Kong Share Registrar will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong. In addition, holders of Class A ordinary shares and ADSs must pay up to US$5.00 (or less) per 100 ADSs for each issuance of ADSs and each cancelation of ADSs, as the case may be, in connection with the deposit of Class A ordinary shares into, or withdrawal of Class A ordinary shares from, our ADS program.

OUR MARKET OPPORTUNITIES

The following section sets forth new information and statistics relating to the industry in which we operate. Such information and statistics were derived from various government publications and other publicly available sources, and from the market research report prepared by Shanghai iResearch Co., Ltd., China, or iResearch, an independent industry consultant that was commissioned by us.

CHINA’S E-COMMERCE INDUSTRY

Rapid Growth of China’s E-Commerce Industry

China’s online shopping market has experienced rapid growth over the past few years. According to iResearch, gross merchandise volume from China’s online shopping market increased from RMB3,803.9 billion (US$537.2 billion) in 2015 to RMB9,904.3 billion (US$1,398.8 billion) in 2019, representing a CAGR of 27.0%, and is expected to reach RMB26,832.0 billion (US$3,789.4 billion) in 2025 at a CAGR of 18.1%.

China’s online shopping penetration rate, which represents the size of the online shopping market as a percentage of the total retail sales of consumer goods, was 24.1% in 2019, according to iResearch. Consumption is expected to continue shifting from offline to online, and online shopping penetration rate is expected to increase to 42.1% by 2025, according to iResearch. The increase in online shopping penetration is underpinned by a shift of consumption habits, more developed logistics infrastructure for delivery, a better regulated online transaction environment and continuous marketing efforts of e-commerce companies.

Online Shopping Market Size and Penetration in China

Evolution and Key Drivers of China’s E-Commerce Industry

China’s e-commerce industry has become more mature and complex: evolving from C2C (consumer-to-consumer)-driven to B2C (business-to-consumer)-driven, and from single-channel-focused to multi-channel, O2O-focused and omni-channel-focused, with the rise of emerging channels such as WeChat Mini Programs, short video and live broadcasting platforms.

The growth of China’s online shopping market is primarily driven by the following trends:

•         Rising spending power of Chinese consumers and a transformation to consumption- driven economy

•         Growth of internet use and penetration in China, especially in lower tier cities

•         More frequent mobile shopping enabled by 4G/5G network and extensive adoption of mobile payment technology

•         Increase in the number of online shoppers and development of online shopping habit

•         Integration of online and offline channels

•         Emergence of new sales channels, including short video and live streaming platforms

•         Rapid development of logistics infrastructure

Increase in the Market Size of China’s B2C E-Commerce Industry

B2C e-commerce plays an important role in the e-commerce industry in China. According to iResearch, the B2C e-commerce market size in China was RMB5,369.8 billion (US$758.4 billion) in 2019 and is expected to reach RMB14,891.8 billion (US$2,103.1 billion) in 2025 at a CAGR of 18.5%, accounting for 55.5% of the total online shopping market in China. In the early stage of its development, the e-commerce industry in China focused on C2C business model, where individuals or small companies sell goods on e-commerce platforms to consumers, with a notable example being Taobao. In recent years, the market size of B2C model has gradually increased, where brands sell merchandise directly to consumers through e-commerce platforms such as Tmall and JD.com as well as official brand stores.

The increase in the market size of the B2C e-commerce industry was driven by several key factors. As economic development advanced in China, the focus of e-commerce consumers has moved away from simple price comparison to product authenticity and the overall shopping experience. B2C e-commerce can offer higher quality products and better customer services compared to C2C e-commerce, making it a natural fit for upgraded consumer demand. As the demand for B2C model grows, both international and domestic brands are increasingly focusing on B2C e-commerce strategies.

Market Size of China’s B2C E-Commerce Industry

CHINA’S BRAND E-COMMERCE SERVICE INDUSTRY

China’s brand e-commerce service industry represents the third-party service industry in which e-commerce service providers provide e-commerce services to brands, including IT solutions (such as enterprise resource planning system (ERP), Customer Relationship Management (CRM) and merchandise management tools), online store operation, marketing, customer services and warehousing and fulfillment.

Value Propositions of Brand E-Commerce Service Providers

In the ever-evolving e-commerce market, brands have varying needs and face different challenges in their e-commerce strategies, depending on the stages of e-commerce engagement they are in. For example, according to iResearch, early-stage brands or brands with limited e-commerce experience may need help to formulate their e-commerce strategies; brands with a single-channel e-commerce presence may want to explore new channels for expansion and improve their store performance; brands with more established e-commerce strategies may want to better align data management across channels, maximize operational efficiency, exploit new online-offline integration opportunities and improve brand influence. International brands entering China need local knowledge and operating experience to quickly build up an online presence. They typically have higher demand for technology support and data analysis than domestic brands. Domestic brands also embrace the growth brought about by online expansion, effective digital marketing and deep consumer data analysis.

However, brands may lack the capability to execute e-commerce strategies by themselves due to the following reasons:

•                          complex e-commerce landscape

•                          the added burden in interacting with various parties in the value chain (including e-commerce platforms, marketing companies, logistics partners, third-party customer service providers and other parties)

•                          the high cost associated with building and maintaining e-commerce IT and logistics infrastructure

•                          the underdeveloped online consumer data analytics capability, lack of insights into and lack of capability to adapt to evolving consumer preferences and trends

It is both costly and time-consuming for brands to build in-house e-commerce operations from scratch, whereas collaborating with a brand e-commerce service provider can save them time and cost so they can better concentrate on their core competencies such as product development.

Brand e-commerce service providers offer unique value propositions to help brands execute their e-commerce strategy, including:

•                          Business nature: serving brand partners at different stages of e-commerce engagement, of different scale and in different product verticals

•                          Service scope: providing e-commerce services including IT solutions, digital marketing, online store operations, customer services, warehousing and fulfillment

•                          Channel capability: providing services on different channels, including traditional B2C platforms such as Tmall and JD.com, official brand stores, WeChat Mini Programs and other emerging channels for traffic acquisition including short video and live streaming platforms

•                          Technology capability: providing technology infrastructure to support and integrate e-commerce operations across channels

Tremendous Growth Prospects of Brand E-Commerce Service Industry

As the e-commerce market in China grows in complexity and more channels emerge, brands turn to solutions providers with product category knowledge and industry expertise to execute a unified e-commerce strategy for them. According to iResearch, the size of the brand e-commerce service market was RMB563.5 billion (US$79.6 billion) in 2019 and is expected to reach RMB2,041.9 billion (US$288.4 billion) in 2025, representing a CAGR of 23.9%. The penetration rate of brand e-commerce services, which represents the total size of the brand e-commerce service market as a percentage of the total size of the B2C e-commerce market, is expected to increase from 10.5% in 2019 to 13.7% in 2025.

Future growth of brand e-commerce services will be mainly driven by (i) sales growth of the existing brand partners using brand e-commerce services, which represent a large client base with stable growth prospect, (ii) expansion of the scope of services used by and deeper cooperation with existing brands and (iii) an increase in the number of international brands that enter into the Chinese market and smaller domestic brands that potentially have large demand for brand e-commerce services as they seek to enhance their branding.

COMPETITIVE LANDSCAPE OF THE BRAND E-COMMERCE SERVICE INDUSTRY

Overview of Brand E-Commerce Service Providers

The brand e-commerce service providers in China can be categorized into four types, according to iResearch:

•                          Type A Limited capabilities: provide a narrow scope of e-commerce services and address limited aspects of brands’ e-commerce strategies

•                          Type B Multi-channel coverage with limited services: provide a narrow scope of e-commerce services on multiple e-commerce channels but lack the ability to provide services for multiple product categories

•                          Type C Basic end-to-end e-commerce services: provide basic end-to-end e-commerce services (including basic online store operations, customer services, IT services, marketing services and warehousing and fulfillment services) but lack the ability to help brands develop and execute e-commerce strategies across omni- channels or provide multi-category services

•                          Type D Omni-channel, full service model: provide full scope of e-commerce services that can serve brands in different product verticals and omni-channels empowered by advanced technology systems, applications and infrastructure

As of the Latest Practicable Date, there were more than 600 Type A players, more than 600 Type B players, approximately 130 Type C players and three Type D players in the brand e-commerce service industry, according to iResearch. The brand e-commerce service industry has a high barrier to entry. Companies that seek to enter the market need to have a deep understanding of the e-commerce industry and competence in product merchandising, possess the ability to understand and serve different needs of brands and consumers, and have logistics infrastructure with nationwide reach, technology capabilities to support e-commerce operations and well-established relationships with brand partners.

Market Size of China’s Brand E-Commerce Service Industry(1) and

B2C E-Commerce Penetration

(1)                 Covers large traditional brands as well as local and emerging brands with potential needs for third-party e-commerce solutions.

Competitive Landscape and Ranking

China’s brand e-commerce service industry is still fragmented, with the top five players representing a combined market share of 14.1%. Most market players can fall into Type A, Type B or Type C, according to iResearch. Becoming a Type D brand e-commerce service provider requires technology infrastructure that is compatible across all channels, strong and intimate product category knowledge across different e-commerce verticals, as well as the ability to effectively manage and integrate different e-commerce channels and platforms and the ability to integrate online and offline operations. As a result of such capability constraints, brands that collaborate with Type A, Type B or Type C players typically have to engage more than one brand e-commerce service providers to fulfill all of their demands for omni-channel end-to-end e-commerce operations, and adapt to different technology infrastructures, information systems and operational requirements. In contrast, Type D companies that are able to offer omni-channel multi-category end-to-end solutions can provide one-stop, turn-key services to brand partners, which is a substantial competitive advantage over the other players.

Top 5 Brand E-Commerce Service Providers by GMV

Ranking	Company	Market Share in the Brand E-commerce Service Industry as Measured by 2019 GMV
No.1	Baozun	7.9%
No.2	Competitor A	1.9%
No.3	Competitor B	1.6%
No.4	Competitor C	1.4%
No.5	Competitor D	1.3%

Key Winning Factors for Brand E-Commerce Service Providers

Brand e-commerce service providers compete on the following key capabilities:

•                          Full service capabilities: As the e-commerce market becomes more sophisticated, brands have growing demand for various types of services and are increasingly looking for brand e-commerce service providers that can serve as a one-stop shop to address their concerns along the e-commerce value chain.

•                          Omni-channel capabilities: With the emergence and development of a variety of e-commerce channels, brands seek for e-commerce service providers with capabilities to interconnect data and backbone supporting systems in one digital operation platform and provide a seamless shopping experience and integrated branding across multiple channels.

•                          Multi-category service capabilities: The ability to fulfill e-commerce needs of various product categories allow brand e-commerce service providers to broaden their brand clientele and increase market share.

•                          Top-notch talents: The successful operation of brand e-commerce service providers usually requires experienced technology personnel with strong data mining and analytics capabilities, as well as deep insight into consumer demand and preferences and industry development trend. These top-notch talents usually have already gained abundant practical experience in brand e-commerce service industry. It is difficult for new brand e-commerce service providers to compete for motivated and capable talents with the established companies that have accumulated long-term industry experience.

•                          Technology infrastructure: Strong technology capabilities are essential in order to support omni-channel operations and provide premium technology-empowered services, such as cloud-based store operations, AI and big data-driven digital marketing solutions and multi-category and integrated inventory information and warehousing services.

•                          Big data analytics capabilities: In the big data era, refined operations driven by big data analytics can empower brand e-commerce service providers with competitive advantages in conducting and upgrading brand e-commerce services. Brand e-commerce service providers may integrate big-data resources by using effective technology systems and tracking data on a regular basis, thereby reducing trial costs and optimizing decision- making efficiency.

•                          Early mover advantages: Early movers in the market typically have longer histories of cooperation with major e-commerce platforms, a comprehensive range of brand resources, better understanding of the e-commerce industry and better reputations in the industry that could help them win new brand partners. In addition, brand e-commerce service providers with established operations can take advantage of economies of scale.

Key Challenges to the Brand E-Commerce Service Providers

Brand e-commerce service providers face a number of key challenges, mainly including:

•                          Shifting consumer preferences and consumption trends: As consumer preferences and consumption trends continue to shift, in order to meet the evolving needs of brands and consumers, brand e-commerce service providers need to keep abreast of the latest trends and upgrade their e-commerce solution offerings accordingly.

•                          Operational and technological challenges: In light of growing sales and more complex service requirements of brands, brand e-commerce service providers need to continually improve their operational and technological capabilities to provide quality and customized services.

•                          Emerging sales channels: New e-commerce channels continue to emerge, which presents ongoing challenges to the brand e-commerce service providers to familiarize and establish cooperation with emerging channels to expand their channel coverage.

SOURCE OF INFORMATION

We have commissioned iResearch to provide industry information on the PRC’s e-commerce industry and have agreed to pay a fee of RMB400,000 to iResearch for the iResearch Report. Our Directors are of the view that the payment does not affect the fairness of the views and conclusions presented in the iResearch Report. In compiling and preparing the iResearch Report, iResearch conducted primary research including interviews with industry participants. Also, iResearch conducted secondary research, which involved reviewing industry publications, annual reports and data based on its own database. iResearch presented the figures for various market size projections from historical data analysis plotted against macroeconomic data, as well as data with respect to the related industry drivers and integration of expert opinions. iResearch assumed that (i) the social, economic, political and technology environment is expected to remain stable and (ii) key industry drivers are likely to continue to affect the market over the forecast period from 2020 to 2025, taking into consideration the potential impact of COVID-19.

ABOUT IRESEARCH

Founded in 2002, iResearch is a leading provider of online user data and consumer insights in the PRC. Headquartered in Beijing and Shanghai, iResearch has a management team with over 400 employees worldwide and has accumulated extensive experience in researching and monitoring the development of the internet industry in the PRC.

OUR BUSINESS

The following section sets forth updated and supplemental information relating to our business and operations subsequent to the filing of our 2019 Annual Report.

OVERVIEW

Our mission

Driven by technological innovation and customer needs, we strive to become the leading global brand e-commerce business partner.

Business overview

We are the leader and a pioneer in the brand e-commerce service industry in China, with a 7.9% market share as measured by GMV in 2019, according to iResearch. China’s brand e-commerce service industry represents the third-party service industry in which e-commerce service providers provide e-commerce services to brands, including IT solutions, online store operation, marketing, customer services, and warehousing and fulfillment. We empower a broad and diverse range of brands to grow and succeed by leveraging our end-to-end e-commerce service capabilities, omni-channel coverage and technology-driven solutions. We help brands execute their e-commerce strategies in China.

Underpinned by the rapidly-developing e-commerce industry in China, the brand e-commerce service industry has prospered and reached a total market size of RMB563.5 billion (US$79.6 billion) as of December 31, 2019, according to iResearch. The growth rate of China’s brand e-commerce service industry is expected to continue to outpace that of China’s B2C e-commerce industry as brand e-commerce service providers that offer e-commerce solutions to brands to help them run their e-commerce business in China have more professional operations teams that can better improve product sales, brand influence and customer experience than such brand partners themselves running B2C online stores. The market size of China’s brand e-commerce service industry is expected to grow at an estimated CAGR of 23.9% from 2019 to 2025, compared to an estimated CAGR of 18.5% for the B2C e-commerce industry over the same period, according to iResearch. The current penetration rate of the brand e-commerce service industry as a percentage of the B2C e-commerce industry is still low with substantial potential for future growth. The penetration is expected to increase from 10.5% in 2019 to 13.7% in 2025, according to iResearch.

Our competitive advantages have enabled us to achieve rapid growth in the number of our brand partners to 231 brand partners as of December 31, 2019, including 15 out of the top 50 most valuable global brands in the non-public-service sector in terms of brand value in 2019, according to BrandZ Top 100 Most Valuable Global Brands. We serve global leaders in their respective verticals such as Philips, Nike and Microsoft. Our ability to help brand partners navigate through the challenges imposed by COVID-19 leveraging our efficient e-commerce operational capabilities and effective digital marketing solutions demonstrates the value of our services. With our excellent performance, we managed to acquire 19 new partners in the first half of 2020 and grow our brand partner portfolio to a total of 250 as of June 30, 2020.

We are able to capture the huge market opportunities with our deep understanding of the needs of various brands, which allow us to offer value propositions differentiated from other market players.

•                          Multi-category, multi-brand capabilities: We are capable of serving brands of different types, different scales and at different stages of development. We provide in-depth, industry specific domain knowledge across the e-commerce value chain.

•                          Full-scope services: We provide integrated one-stop solutions to address all core aspects of e-commerce operations, including IT solutions, online store operation, digital marketing, customer service, and warehousing and fulfilment. Our ability to provide one-stop e-commerce solutions is empowered by our proprietary and robust technology stack, including our Cloud-based System that enables efficient setup of official brand stores and official marketplace stores, ROSS that facilitates smooth and efficient online store operations, big data analytics and AI capabilities that drive our efficient and effective digital marketing solutions, CRM that supports attentive real-time pre-sale and post-sale customer services and engagement, and OMS and WMS that enable integrated and reliable multi-category warehousing and fulfillment services. We constantly develop new technologies and infrastructure in order to provide innovative and reliable solutions to our brand partners.

•                          Omni-channel coverage: We help brand partners adapt to and thrive on China’s complex e-commerce ecosystem and evolving e-commerce landscape. We enable brands to integrate online and offline operations. We help brand partners formulate and implement coherent e-commerce strategies, which requires holistic performance analysis across channels and balanced tactics for different platforms.

We are devoted to innovation in order to maintain and strengthen our market leading position, both in our business model and technology stack. Our comprehensive end-to-end service capabilities, along with our in-depth industry knowledge and integrated technology platforms and solutions, enable different brands to plan and execute e-commerce strategies efficiently. With the strong compatibility of our IT systems, we are able to provide omni-channel solutions across official brand stores, online marketplaces, such as Tmall, JD.com and Pinduoduo, and social media channels, such as WeChat Mini Programs and RED (Xiaohongshu), as well as emerging live streaming and short video platforms, such as Douyin and Kuaishou. We will continue to focus on business and technology innovation to further enhance our value proposition.

Leveraging our technology capabilities, we have continuously expanded and enhanced our service offerings to brand partners throughout our history. Our technology stack can support all categories of products and is comprised of three layers:

•                          Front-end systems, including various omni-channel technology solutions, customized SaaS (software as a service) tools and efficiency-oriented applications.

•                          Middle-end systems, including our powerful and versatile middle-end tools for order management, logistics management, warehouse management and customer analysis and relationship management.

•                          Back-end infrastructure, including proprietary Baozun Hybrid Cloud (寶尊雲) with strong computing, storage and network capabilities and Big Data Platform, our proprietary system that supports big data analytics.

Based on the different needs of our brand partners, we operate under three business models: distribution model, service fee model and consignment model. The distribution model primarily generates product sales revenue and the other two models generate services revenue.

	Distribution Model	Service Fee Model	Consignment Model

Description	Under the distribution model, we select and purchase goods from our brand partners and/or their authorized distributors and sell such goods directly to end consumers, generating product sales revenue.	Under the service fee model, we offer one or more of the following services to our brand partners: IT solutions, online store operation, digital marketing and customer services.	Under the consignment model, we offer warehousing and fulfillment services to our brand partners in addition to the service offerings under the service fee model.

Customers	End consumers	Brand partners	Brand partners

Whether we hold inventory and are subject to inventory risk

Yes

We assume inventory ownership under the distribution model and thus are subject to inventory risk. See “Risk Factors — Risks Related to Our Business — If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.” We carefully select brand partners with low inventory risks and high growth potential for this model.

		No	No

Our GMV grew from RMB19,112.2 million in 2017 to RMB29,426.0 million in 2018 and further to RMB44,410.3 million in 2019 at a CAGR of 52.4%. Our GMV for the six months ended June 30, 2020 was RMB21,967.6 million (US$3,109.3 million), a 25.1% year-over-year growth from RMB17,556.7 million for the six months ended June 30, 2019, in spite of the impact of COVID-19. Our total net revenues increased from RMB4,148.8 million in 2017 to RMB5,393.0 million in 2018 and further to RMB7,278.2 million in 2019 at a CAGR of 32.4%. Our total net revenues for the six months ended June 30, 2020 were RMB3,675.7 million (US$520.3 million), a 22.9% year-over-year increase from RMB2,991.0 million for the six months ended June 30, 2019, in spite of the impact of COVID-19. Our services revenue accounted for 45.6%, 53.3%, 53.0% and 55.7% of our total net revenues, in 2017, 2018, 2019 and the six months ended June 30, 2020, respectively. For the same periods, we recorded net income of RMB209.1 million, RMB269.8 million, RMB281.9 million and RMB122.7 million (US$17.4 million), respectively, and non-GAAP net income of RMB267.9 million, RMB346.8 million, RMB358.2 million and RMB173.0 million (US$24.5 million), respectively. See “Financial Information — Non-GAAP Financial Measures.”

OUR STRENGTHS

We believe the following competitive strengths are key drivers of our success and set us apart from our competitors.

Clear industry leader

We are the leader in China’s brand e-commerce service industry with a 7.9% market share as measured by GMV in 2019, according to iResearch. Empowered by technology, we are currently the only player that not only provides full services across the e-commerce value chain but also serves the most diverse product categories on omni-channels in China, according to iResearch.

We are also one of the first movers in China’s brand e-commerce service industry, according to iResearch. We introduced our brand e-commerce service model in 2007, and have since accumulated significant experience in understanding consumer needs and leading industry trends. We proactively adapted our business model to the emerging trends in the e-commerce industry. We established our logistics service capabilities in 2016; we recognized the importance of omni-channel promotion and initiated digital marketing services in 2017; we started to develop our smart operational platform ROSS on top of the transaction-oriented platforms in 2018, and have deployed a number of ROSS-based functions and modules to improve efficiency in daily online store operations. We have continuously invested heavily in technology compared with our peers, and as a testament to our strong R&D capabilities, we have copyrights to 100 software programs developed by us relating to various aspects of our operations as of June 30, 2020.

Our industry leading position is further evidenced by the certificates and awards that we have received. We are currently a Tmall “six-star” e-commerce service partner, and have been recognized as the highest ranking Tmall e-commerce service partner since Tmall introduced the grading system. We are currently also the only service provider that has ever obtained 12 certificates on the Alibaba platform, primarily for digital marketing and data analytics, 4 certificates on JD.com digital marketing platform, as well as digital marketing certificates across multiple social platforms, including RED (Xiaohongshu), Douyin, Kuaishou and Weibo.

Entrenched and long-term relationship with brands of broad categories

Our unique insights into different product verticals and e-commerce channels are key to establishing strong relationships with brands across categories and building up our multi- category and multi-brand capabilities. As of December 31, 2019 and June 30, 2020, we served 231 and 250 brand partners, respectively, including leaders in their respective industries such as Philips, Nike and Microsoft, as well as 15 out of the top 50 most valuable global brands in non-public-service sector in terms of brand value in 2019, according to BrandZ Top 100 Most Valuable Global Brands.

We have empowered our brand partners to succeed in China’s e-commerce market through efficient technology integration and effective strategic co-planning based on their specific needs. We deeply understand varying needs of the brands with different stages of e-commerce engagement: we help early-stage brands formulate their e-commerce strategies; we advise brands with a single-channel e-commerce presence on new channel strategies to improve their online store performance; we provide solutions for brands with more established e-commerce strategies to better align data management across channels, maximize their operational efficiency, exploit new online-offline integration opportunities and improve brand influence. We help global brands gain local insights and establish presence in the Chinese market, and we also help local brands develop and execute e-commerce strategies by offering customized technology solutions and digital marketing solutions to integrate online and offline campaigns. We constantly innovate through our service offerings to adapt to market changes, which has kept both global and local brands and ourselves at the frontier of China’s e-commerce industry.

We deepen our engagement with brand partners over the course of our collaboration with them. As the e-commerce needs of our brand partners evolve, we expand our service scope to accommodate their needs and explore cross-selling opportunities. We are typically able to advance from offering single or limited services to offering full services, and from serving brands on a single channel to omni-channels.

Our strong relationship with brands is also evidenced by our long-term partnerships with brands, which brings us recurring and sustainable revenues. As of the Latest Practicable Date, we have successfully retained almost all of our top 20 brand partners under the consignment and service fee models in terms of revenue contributions in 2018, which in aggregate contributed 68.8% and 65.1% of our services revenue in 2018 and 2019, respectively, and 75.2% and 59.2% of our Non-distribution GMV in 2018 and 2019, respectively. In addition to retaining existing brand partners, we also acquired 46 new brand partners in 2019.

Full service scope with omni-channel capabilities

We are the leading brand e-commerce service provider with end-to-end service capabilities across the entire e-commerce value chain and omni-channels. With the surfacing of multiple emerging e-commerce channels and the growing complexity of the e-commerce landscape, brands are in need of a sophisticated service partner that could provide them with hassle-free one-stop e-commerce services, assist them with optimizing resources allocation along the e-commerce value chain and help them expand e-commerce reach to consumers across omni-channels. We have proven ourselves as a compelling choice.

We enhance the online presence of our brand partners and help them attract end consumer on omni-channels, including official brand stores, online marketplaces, such as Tmall, JD.com and Pinduoduo, and social media channels, such as WeChat Mini Programs and RED (Xiaohongshu), as well as emerging live streaming and short video platforms, such as Douyin and Kuaishou. Our omni-channel solutions enable brand partners to obtain a single view of their business and consumer profiles across different channels and platforms. We also offer O2O solutions that help brand partners integrate their online and offline operations to increase store traffic and sales.

We serve as a one-stop platform that offers integrated, full services to help brand partners execute their e-commerce strategies and increase their brand value. By offering full services across different parts of the e-commerce value chain, we are able to take a coordinated and holistic approach and streamline the process which would otherwise incur more lead time and coordination if it were provided by different vendors. Our one-stop, turn-key approach enables our brand partners to focus on their core expertise such as product development. Our comprehensive service offerings include IT solutions, digital marketing, warehousing and fulfillment, online store operations and customer services.

•                          IT solutions: Our IT solutions help improve the operational efficiency of our brand partners. Through integration of our IT solutions with our brand partners’ internal systems, we are able to expedite the new product introduction process across multiple channels for our brand partners and streamline their merchandise maintenance process. We also provide IT solutions to simplify complex e-commerce billing procedures by aggregating sales orders, dissecting business events and reconciling financial records of every transaction with online consumers.

•                          Digital marketing: We offer AI-and big data-driven digital marketing solutions that help brand partners improve marketing precision and efficiency and achieve better sales results. We have developed a set of data-driven tools that can provide brands with insights into their sales, traffic, customer engagement, product inventories and pricing information across channels so that they can make prompt decisions to achieve their business targets.

•                          Warehousing and fulfillment: We have built well-established and efficient logistics infrastructure that can accommodate different product categories. Our IOSP (Inventory and Order Service Platform) provides brand partners with a holistic view of inventories across channels to help them achieve “sales anywhere, fulfill anywhere,” which improves transaction efficiency and reduces inventory costs. Our ECS system (E-commerce System) has gone through several generations of upgrades, and includes OMS (Order Management System) 4.0 and WMS (Warehouse Management System) 4.0 with strong capacities and functionalities to support high growth of our business as well as our omni-channel capabilities. In addition, we have solid partnerships with leading high quality, nationwide logistics service providers and are able to achieve next-day delivery in over 200 cities across China.

•                          Online store operations: We improve intelligence and automation of store operations through our proprietary ROSS system. We also provide customized services to cater to specific needs of our brand partners, such as digital asset management, site authoring, content management and merchandise lifecycle management.

•                          Customer services: Our customer services solutions can satisfy the needs of different brands, ranging from luxury brands to mass-market brands.

Continuous innovation

We have been actively investing in innovation to promote the future growth of our brand partners and constantly enhancing our servicing capabilities. We have focused on both business model innovation and technology innovation throughout our history.

For business model innovation, we are among the first to introduce a cross-category e-commerce service model. As an early mover, we were able to help our brand partners participate in the very first Singles Day promotion in 2009. We led the market trend by offering customized warehousing, operation automation and digital marketing solutions based on our deep understanding of our brand partners’ needs across channels. We have also enhanced our logistics capabilities by upgrading our logistics offerings from B2C-focused to a B2C/B2B (business-to-business)- combined model. We continuously innovate through our full-service, omni-channel business model to keep abreast of the ever-changing e-commerce market in China and better serve our brand partners.

We have also devoted ourselves to continuous technology innovation in order to provide omni-channel solutions to, and improve operational efficiency for, our brand partners. As the industry leader in the brand e-commerce market in China, we were among the first to build proprietary OMS and WMS systems and were also a pioneer in building our cloud computing infrastructure. To maintain our innovative edge, we have also established a Technology and Innovation Center (TIC). Our constantly evolving solutions have brought concrete benefits to our brand partners. For instance, Shopdog, our self-developed technology tool for O2O solutions, helps brick-and-mortar stores to tackle inventory shortage issues by offering integrated inventory management and enables offline pick-up, exchange and return of online orders. Our integrated smart operational platform, ROSS, improves efficiency by automating and streamlining online store operations process, including store content generation, campaign management and pricing and promotion management.

We commit to continuous innovation with unwavering R&D investment. We expanded our investment in R&D-related activities, and our technology and content expenses increased from RMB140.7 million in 2017 to RMB269.0 million in 2018 and further to RMB393.0 million in 2019. The capitalized cost of R&D relating to internally developed software was RMB37.0 million, RMB86.0 million and RMB62.0 million in 2017, 2018 and 2019, respectively.

Over the years, our innovation endeavors have been well-recognized within the industry. The innovative solutions we provided to certain brand partner helped such brand partner win the award of “Tmall Super One” — Brand with Best Digital Innovation Capabilities (天貓超級 ONE:最具數字創新力品牌獎) in 2019.

Proprietary and robust technology stack

Our proprietary and robust technology stack is fully integrated and readily scalable to support e-commerce operations of our brand partners. We have copyrights to 100 software programs developed by us relating to various aspects of our operations as of June 30, 2020. Our technology framework is comprised of front-end applications, middle-end systems and back-end infrastructure.

At the front-end, we have developed omni-channel and efficiency improvement solutions. The omni-channel sales solutions that we have developed include CASABA Plus, which is a cloud-based system supported by the Digital Operating Platform (DOP) module from both a data and operations perspective. DOP serves as a middle-end platform that integrates our internal systems, including CRM, IOSP, OMS, WMS and Logistics Management Information System (LMIS), and consolidates data across different systems. It can be customized according to specific requirements. The efficiency-oriented applications that we have developed include ROSS, Yunbian (雲辯) and Yunzhuan (雲撰). ROSS supports daily operations management and coordination. With automation and intelligence modules for store event management, store content management and customer analysis, ROSS enables brands to maximize operational efficiency and reduce store maintenance costs. Yunzhuan is an AI-driven smart writer that can generate tailor-made, high-quality marketing content on a large scale and within a short period of time. Yunbian is another efficiency tool that we have developed for digital marketing, which enhances marketing precision and efficiency through smart placement on Taobao. We also offer customized, flexible and fine-grained SaaS solutions to our brand partners, including official brand store and WeChat Mini Program solutions.

At the middle-end, we have developed systems that are key to integrate the full technology stack. Our WMS and OMS are enterprise-class systems for warehousing and fulfillment, which enhance our logistics capabilities. They can intelligently route and fulfill orders to optimize brands’ business results. The systems encompass B2B and B2C business logics that can be tailored to brands’ proprietary needs. They were designed at our inception to accommodate all product categories and channels, and are also capable of processing massive volume of data. Such compatibility is unique as most of the brand e-commerce service providers are only able to tap into certain product verticals. Other middle-end systems include Shopcat, our CRM system, and LMIS, our logistics management information system.

At the back-end, we have developed cloud and data infrastructure which serves as the backbone to support the transactions and operations. Our proprietary cloud platform Baozun Hybrid Cloud (寶尊雲) is a flexible and elastic platform that can be readily expanded internally or through public clouds (such as AliCloud) to accommodate business and customer needs. Baozun Hybrid Cloud is the foundation of SaaS applications and helps handle and store data relating to goods, orders, logistics, inventory, payment and settlement in an efficient and secure manner. Baozun Hybrid Cloud has successfully supported single-day GMV of as much as RMB10 billion in the Singles Day promotion in 2019. Our Big Data Platform is the foundation of data intelligence. It is an open source big data platform with comprehensive data analytics, visualization and reporting packages which provide strategic support from operations to targeted marketing.

Achieving quality through developing people

Baozun is steered by a passionate and visionary management team with strong industry background, execution capabilities, and diverse and complementary experience. Our co- founders and senior management team have on average more than 20 years of experience in online retail, brand marketing, technology, logistics and finance that enable us to provide full services and omni-channel coverage to help brands prosper in China’s e-commerce market. Our group of industry veterans and close-knit teams are paramount to our continuing success.

We have maintained a stable and committed core management team. Our team of executive directors and senior management have worked at Baozun for more than six years on average, and our co-founders have been working closely together at Baozun for more than 13 years.

We value talents as a key success factor to maintain and strengthen our competitive advantages and realize our vision. We have focused on grooming a young, talented and passionate mid-level management team that is in charge of various key business functions. Our senior management team serves on the Baozun Talent Committee to lead, develop and nurture internal talent. We also have ongoing talent development programs to help talent at all levels fulfill their career goals and ambitions at Baozun. We believe that our open, vibrant and brand-oriented corporate culture inspires and encourages innovation, and helps us attract, retain and motivate an aspiring team to drive our growth.

OUR STRATEGIES

We intend to further grow our business and reinforce our leading market position by pursuing the following strategies. We plan to use the proceeds from the Global Offering to implement these strategies.

Continue to focus on quality growth

We will continue to empower our brand partners to grow and seize the vast opportunities in China’s e-commerce market with our end-to-end service capabilities, omni-channel coverage and technology driven solutions.

We will deepen our relationship with existing brand partners. We also aim to work with more brand partners and grow with them as they expand their presence and business online. We seek to expand our reach to emerging brands that are relatively small in scale but with high growth potential. We will also incubate more local brands and empower them to develop online capabilities.

To retain existing brand partners and attract new brands, we strive to provide consistent and quality services empowered by advanced technology to help them design and execute their e-commerce strategies. We will also actively expand our collaboration with emerging channels, such as Pinduoduo, to complement our existing capabilities.

We also plan to establish presence in Singapore, Malaysia, Japan and South Korea, with capability to provide solutions and services to brand owners across Greater China and other countries and regions in Asia.

Enhance our capabilities along the full e-commerce value chain

We plan to continuously innovate and invest in our front-end, middle-end and back-end technology systems as a backbone to support the full e-commerce value chain and continue to lead the digital transformation of our brand partners. We will continue to optimize our online store operations through organizational structure upgrades and ROSS implementation to adapt to the changing e-commerce market.

We consider logistics and fulfillment an integral part of our suite of offerings and will continue to commit resources to enhance our logistics capabilities. We aim to develop more functionalities on our OMS and WMS. We will also continue with warehouse network expansion in terms of gross floor area and number of key hubs established, either through a self-owned model or partnerships.

We will keep building on our digital marketing capabilities by integrating more emerging sales channels and enhancing our marketing effectiveness and efficiency. We will leverage the extensive customer data accumulated from omni-channels, and explore more marketing strategies to create greater value for our brand partners.

In addition to enhancing our current service offerings, we will further explore other emerging service opportunities along the brand e-commerce service value chain.

Selectively pursue strategic alliances and acquisition opportunities

We intend to selectively pursue strategic alliances, investments and potential acquisitions, including opportunities to strengthen our technology and digital marketing capabilities, expand our product categories and e-commerce solutions offerings, or expand our brand partner portfolio.

We seek to grow through partnerships in Southeast Asia by collaborating with regional e-commerce platforms or sales channels to replicate our success in China.

We also plan to pursue selective investments in or acquisitions of other e-commerce solutions providers that have valuable brand portfolios or complementary expertise in brand e-commerce solutions and services.

Investment in technology and innovation

We will maintain the current investment intensity with a longer-term horizon to better serve our brand partners. We aim to continue improving IT systems that are compatible across channels and product verticals to differentiate our services. We plan to leverage our data analytics and AI capabilities to improve technology systems that automate and standardize key processes in online store set-up and daily store operations. We will also work on additional innovative solutions, including digital operating platform, automated finance system, centralized data service platforms, data analytics systems and other innovations.

OUR BUSINESS MODELS AND SOLUTIONS

Through our integrated brand e-commerce capabilities, we provide end-to-end brand e-commerce solutions that are tailored to meet our brand partners’ unique needs. We leverage our brand partners’ resources and seamlessly integrate with their back-end systems to enable data tracking and analytics for the entire transaction value chain, making our services a valuable part of our brand partners’ e-commerce functions. We are currently a Tmall “six-star” e-commerce service partner, and have been recognized as the highest ranking Tmall e-commerce service partner since Tmall introduced the grading system, based on a suite of performance measures, including operational capabilities, brand development capabilities and service ratings.

Our e-commerce capabilities encompass every aspect of the e-commerce value chain, including:

•                          IT solutions;

•                          online store operation;

•                          digital marketing;

•                          customer service; and/or

•                          warehousing and fulfillment.

Depending on each brand partner ‘s specific needs and characteristics of its product category, our brand partners utilize one or a combination of our solutions under one or a combination of our business models:

•                          distribution model;

•                          service fee model; and

•                          consignment model.

We derive revenues under our business models as follows:

•                          Product sales revenues. We derive product sales revenues primarily through selling the products that we purchase from our brand partners and/or their authorized distributors to consumers under the distribution model.

•                          Services revenues. We derive services revenues primarily through charging brand partners and other customers fees under the service fee model and consignment model.

In 2017, 2018, 2019 and the six months ended June 30, 2020, our services revenues accounted for 45.6%, 53.3%, 53.0% and 55.7%, respectively, of our net revenues. Over time, we work with our brand partners under different combinations of business models to meet their evolving needs and sales objectives. Accordingly, our revenue mix may vary over time. See “Financial Information — Components of Results of Operations — Net Revenues” for a breakdown of our product sales revenue and services revenue for the Track Record Period.

Business Models

We believe our brand partners value us for our integrated e-commerce capabilities, dependable services, deep category expertise, market insight and ability to innovate and adapt to the fast-changing e-commerce market. Depending on each brand partner ‘s specific needs and characteristics of its product category, we provide solutions to our brand partners under one or a combination of our business models: distribution model, consignment model and service fee model. There is no brand partner to which we offer all three business models.

Distribution Model

Under the distribution model, we select and purchase goods from our brand partners and/or their authorized distributors and sell goods directly to consumers through official brand stores or official marketplace stores operated by us. Therefore, our brand partners and/or their authorized distributors are deemed as our suppliers under the distribution model. We primarily generate product sales revenue under this model. In order to generate product sales, we utilize every aspect of our e-commerce capabilities. Specifically, we utilize our IT and online store operation capabilities to set up and operate online stores, including brand stores and marketplace stores. We utilize our warehousing and fulfillment capabilities to store the goods that we purchase from brand partners and deliver these goods to our consumers who purchase these goods. We utilize our customer service capability to facilitate sales and ensure our consumers are satisfied. In order to increase our product sales, we utilize our digital marketing capabilities to boost site traffic and transaction volume. When we operate stores under the distribution model, the sites will typically indicate that Baozun is the seller of the products and, when we deliver goods to our consumers, the invoices and tax receipts will typically bear our name instead of those of our brand partners. As we assume inventory ownership under the distribution model, other than quality issues, we generally are not allowed to return unsold inventories to the brand partners and/or their authorized distributors.

We adopt the distribution model primarily to cater to specific needs of brand partners for certain product categories, such as appliances and beauty and cosmetics. We implement strict screening procedures utilizing our strong data analytics capabilities in analyzing product category data and historic SKU data of brand partners and impose high thresholds on the brand partners selected for the distribution model. Based on the screening and evaluation, we carefully select competitive, reputable and reliable brands with low inventory risk and long-term potential for the distribution model. We choose to adopt the distribution model when the benefits of such model outweigh the potential risks in inventory management. We have more control over pricing and merchandising under the distribution model and can more effectively apply our e-commerce solutions, which can better improve operational efficiency and sales performance. For instance, we generally have discretion in adjusting pricing and organizing promotional events to cater to evolving market conditions and consumer needs.

Service Fee Model

Under the service fee model, we provide one or more of the following services in exchange for service fees:

•                          IT solutions, including consultations with brand partners, IT infrastructure setup and integration, and online store setup and design;

•                          online store operation, including merchandising, site content management and store event management;

•                          digital marketing, including marketing campaign planning and media services, social marketing, creative contents and big data support; and/or

•                          customer service, including pre-sale and post-sale customer services.

Our brand partners are deemed as our customers under the service fee model. We primarily generate services revenue under this model.

Consignment Model

Under the consignment model, in addition to the above services we may offer under the service fee model, we also provide warehousing and fulfillment services, whereby our brand partners stock their goods in our warehouses for their own future sales and we are responsible for managing storage and delivering goods to consumers. In contrast with the distribution model, however, we do not take title to the products, do not have any latitude in establishing prices and selecting merchandise, have no discretion in selecting suppliers and generally are not involved in determining product specifications. We may also facilitate our brand partners’ online sales of goods as an agent and charge our brand partners commission fees based on a pre-determined formula.

Our brand partners are deemed as our customers under the consignment model. We primarily generate services revenue under this model.

End-to-End Brand E-Commerce Capabilities

Our integrated brand e-commerce capabilities enable us to provide end-to-end solutions that encompass every aspect of the e-commerce value chain, including IT infrastructure setup and integration, online store design and setup, online store operations, visual merchandising and marketing campaigns, customer services, warehousing and order fulfillment. We utilize our capabilities and tailor our solutions to fulfill the specific needs of each brand partner. For each brand partner, we first hold consultations to determine its e-commerce needs and development plans. Each brand partner may then elect to use our full e-commerce capabilities or select specific elements of our capabilities that best fit their needs. Over the course of the collaboration, many brand partners appreciate the value we bring to them and gradually expand their engagement with us to a broader set of solutions.

The flowchart below illustrates our capabilities and the solutions we offer for each aspect of our brand e-commerce operations:

IT Solutions • consultations with brand partners • IT infrastructure setup and integration • Online store setup and design	Online Store Operations • merchandising • site content management • store event management	Digital Marketing • marketing campaign planning and media services • social marketing • creative contents • big data support	Customer Service • online chart • phone calls • emails	Warehousing and Fulfillment • warehousing • inventory management • delivery

IT Solutions

With our expertise in technology infrastructure and systems, interactive page design and our deep understanding of Chinese consumers’ online shopping habits, we provide consultations to our brand partners, help our brand partners set up e-commerce sites that enhance their brands and cater specifically to local consumers. We provide proprietary e-commerce technology which can be customized to and integrated with our brand partners’ existing operational back-end systems in a convenient and cost-effective manner.

Where necessary, we also help our brand partners set up or improve the suitability of their own IT infrastructure for e-commerce operations. We have made significant investments and intend to continue to invest in developing our proprietary technology platform to deliver solutions that aim to address comprehensive e-commerce needs across different sales channels for our brand partners. Our technology systems and applications facilitate our brand partners’ digital transformation throughout their e-commerce value chain: from storefront sales to backend fulfillment, from user acquisition to customer lifecycle management, from achieving operational efficiency to gaining industry insights. Our IT services enable our brand partners to quickly adapt to the local e-commerce market and effectively service online shoppers in China without the costs associated with establishing and maintaining local infrastructure and capabilities on their own. For more information about our technology infrastructure and capabilities, please see “— Technology Infrastructure and Business Application Portfolio.”

In addition to establishing the infrastructure for system integration, our designers help our brand partners design online stores that enhance their brand image and online presence. Our web developers also incorporate features and functions familiar to Chinese consumers to facilitate conversion of site visitors into paying consumers. Our Cloud-based System, a proprietary operations system on our cloud-based platform, enables efficient setup of official brand stores and official brand WeChat Mini Programs for our brand partners. It is seamlessly integrated with our e-commerce support systems such as OMS and WMS to ensure omni-channel synchronization, and allows us to efficiently build up comprehensive functions necessary for official brand stores and official brand WeChat Mini Programs, such as digital marketing, order management, product recommendations, and membership management.

Online Store Operations

We believe efficient online store operations are crucial to our brand partners’ e-commerce business. We staff dedicated operations teams with relevant industry expertise and brand- specific knowledge for stores we operate and maintain proprietary technology infrastructure and systems for online store operations. Our operations teams closely monitor and are responsible for all activities and the daily upkeep of online stores. The functions of the operations teams and systems broadly fall into three categories: merchandising, site content management and store event management.

•                          Merchandising: Each operations team has merchandising staff in charge of maintaining an appropriate level of inventory for online stores by procuring products to be sold on our brand partners’ online stores and forecasting quantities to purchase based on expected demand.

Our operations teams also assist our brand partners in launching products, managing product listing, and processing sales orders in online stores. We manage sales orders through our proprietary OMS that integrates with our other technology platforms to ensure smooth online transactions.

Our merchandising staff monitors store sales through periodic sales reports.

•                          Site Content Management: In addition to providing design services during the initial store setup, we also periodically update the content in stores we operate in order to maintain the appeal of the online stores. We have a design services team that helps ensure that brands’ online stores are artfully presented, and refreshed in keeping up-to-date with our brand partners’ latest advertising campaigns. Our design services team regularly works with our brand partners in producing the most updated digital content, including product photography, site banners and other promotional content. For more information about our design services team, see “— Digital Marketing — Creative Contents.”

•                          Store Event Management: Our store event management system monitors and identifies events and activities on e-commerce marketplaces or other channels, and systematically manages application and registration procedures in batch processing, including event consolidation, goods identification and data unification, and visual content organization and upload, to improve efficiency and minimize errors. With this robust system, we were able to effectively manage the number of employees engaged in our store event management functions.

Digital Marketing

We believe digital marketing is key in boosting visitor traffic and increasing conversion and overall transaction volume at online stores. Our omni-channel brand e-commerce operation capabilities enable us to effectively leverage diverse data to conduct results-driven marketing planning and execution. We have developed multi-faceted digital marketing capabilities and are able to effectively design and execute marketing plans across various online platforms, including official marketplace stores, brand stores, as well as other major and emerging online media and channels. Our digital marketing service can also be provided independently from our brand e-commerce service and is available to our non-brand partners, which serves as an additional brand partner acquisition channel.

Leveraging our experience in the e-commerce value chain, we have achieved broad awareness and recognition of our expertise in digital marketing. We won two bronze awards and one nomination in the ROI Festival (“金投賞”) 2017, in our first year participating in this event, and one silver award and one bronze award in the ROI Festival 2018. The ROI Festival is considered one of the most influential award ceremonies for creative marketing in Asia. In 2018, we were awarded the Bronze Award for Data-driven Marketing at the 2018 Greater China Effie Awards (“大中華區艾菲獎”), a preeminent advertising award in China’s advertising industry. We also received agency certifications from reputable companies such as Alibaba Group to become their marketing partner, data mining partner and Multi-Channel Network (MCN) partner, which we believe will enhance our in-depth understanding of consumer behavior, increase effectiveness of our digital marketing service, as well as further strengthen our advantage in e-commerce operations. In 2019, we were named the “best marketing service provider” for the third consecutive year by the Golden Wheat Awards (“金麥獎”), a reputable award for the e-commerce industry.

Our digital marketing capabilities include (i) marketing campaign planning and media services; (ii) social marketing; (iii) creative content; and (iv) big data support.

•                          Marketing Campaign Planning and Media Services: We provide both marketing campaign planning and media services to our customers. In planning our brand partners’ online advertising media, we first work with our brand partners to determine their most likely and desired audience. Based on that determination, we then identify with our brand partners which media platforms our brand partners’ intended audience is most likely to visit, and we design advertising campaigns crafted to have the most impact on the targeted audience. Our media planning capabilities enable our brand partners to achieve targeted online advertising campaigns, minimize wastage and thereby increasing their return on investment, or ROI.

We provide diversified media services for our brand partners including comprehensive marketing on major e-commerce marketplaces, search engine optimization, and advertising on other popular online media and channels. For example, based on our understanding of the methodologies and mechanisms adopted by search engines, we customize the content of the stores we operate to achieve high rankings. Where appropriate, we also help our brand partners negotiate arrangements with search engines to favorably list the stores we operate on search results pages.

•                          Social Marketing: Based on our experience, purchase decisions of Chinese e-commerce consumers are heavily influenced by recommendations from family, friends, key opinion leaders, key opinion consumers and colleagues who are considered to be trusted information sources. We believe we are able to provide tremendous value to our brand partners by helping them formulate social marketing strategies and campaigns that encourage consumers’ engagement with their brands and drive consumers’ desire to purchase their products.

One of the most important social marketing channels is social media platforms. We identify the preferred social media platforms of our brand partners’ target consumers and open and operate accounts on these platforms for our brand partners. We create and publish contents on our brand partners’ accounts, and we engage in dialogue with consumers who post on our brand partners’ accounts. We track visitors’ activities and analyze the impact of our social marketing outreach, and we also facilitate interactive marketing through livestreams and short-form videos.

In 2019, we were certified by Alibaba Group as an MCN partner, and we have been closely following industry trends and remain on track to further expand our services to include a wider array of comprehensive digital marketing solutions. These solutions include new initiatives such as live streaming, key opinion leader and key opinion consumer positioning to convert marketing power into sales results.

In addition, we monitor and respond to comments about our brand partners on internet forums and product review websites. We help identify key opinion leaders on these platforms and work with them in responding to comments about our brand partners. We believe that providing meaningful feedback addressing potential customers’ concerns greatly facilitates their purchase decisions.

•                          Creative Contents: We provide our brand partners with the infrastructure and expertise for producing digital content to be used in their online stores. We operate an in-house, professional photography studio in Shanghai to create digital product images for product features, promotions and advertising campaigns. Our production services range from pre-production work such as casting, art direction and styling to post-production editing and retouching.

We also engage a team of copywriting staff, and use AI technologies, to produce product descriptions and related content, such as product description, buyers’ guides, sizing charts, product tours and comparison shopping tools. We have developed and utilized Yunzhuan, an AI-based automated content generator that identifies specifications of merchandise based on pictures of such merchandises using image recognition technology and automatically generates batches of promotional articles on such merchandises, which helps reduce manual inputs and improve marketing efficiency.

•                          Big Data Support: We use data we collect from our data warehouse and reporting system to understand consumers’ online shopping habits and apply these insights to create impactful marketing campaigns for our brand partners. We are able to analyze such data and provide holistic big data support to our brand partners to help them refine their digital marketing strategies under a results-driven approach. We have developed our own business intelligence software, which enables real-time analysis of transaction data across personal computers and mobile channels to make more targeted and insightful marketing recommendations to our brand partners. Our self-developed intelligent advertising placement tool, Yunbian, improves the precision of advertising placement and optimizes ROI based on analytics of historical advertising placement and ROI data. For more information about our data warehouse and reporting system, please see “— Technology Infrastructure and Business Application Portfolio — Back-end proprietary technology infrastructure.”

Customer Service

Providing satisfactory pre-sale and post-sale customer services is one of our top priorities. We believe in the importance of real-time customer assistance. Consumers can contact us through online chat, phone calls or emails. Pre-sale questions relating to product details comprise most of the questions we receive from consumers, and we believe that an effective pre-sale customer service experience can encourage consumer purchases. We also provide post-sale services to address questions like return and exchange. Consumers can access our online representatives and service hotlines from 9 a.m. to 10 p.m. daily (except three days per year during the Chinese New Year holiday).

We assign our brand partners with dedicated brand customer service teams for pre-sale and post-sale customer services, who have undergone customer service training, initial and periodic examinations and targeted coaching sessions.

Warehousing and Fulfillment

We offer warehousing and fulfillment services under the consignment model. We have established along the e-commerce value chain a robust logistics network and warehousing capacity to help ensure a smooth and positive shopping experience for consumers. Our WMS is customized to accommodate different needs in product specifications and can handle requirements specific to each of the eight product categories we serve. In addition to fulfilling brand partners’ e-commerce orders, we have launched additional value-added services to enrich our warehouse and logistics service offerings, such as anti-counterfeit code protection, tailor-made packaging, B2B offline store fulfillment, and O2O integrated inventory management.

We adopt a flexible outsourcing logistics model with several third-party logistic partners supported by our robust and advanced WMS. We partner with leading nationwide and quality logistics service providers to ensure reliable and timely delivery to over 500 cities across China through their network. We are able to achieve next-day delivery in over 200 cities across China. The following flowchart illustrates our warehousing and fulfillment process:

As of June 30, 2020, we directly operated 15 warehouses with an aggregate gross floor area of approximately 500,000 square meters in eight cities, including Suzhou, Shenzhen, Tianjin, Guangzhou, Langfang, Chengdu, Wuxi and Hong Kong, serving end consumers from mainland China, Hong Kong, Macau and Taiwan. Our directly-operated warehouses fulfilled approximately 34.3 million, 48.4 million, 54.4 million and 41.4 million outbound orders to consumers in 2017, 2018, 2019 and the six months ended June 30, 2020, respectively. Our warehouses cater to different product categories. In addition, we also collaborate with eight third-party warehousing service providers and store goods in warehouses operated by them as of June 30, 2020, to better utilize warehouse resources and better serve brand partners’ needs. In September 2016, our wholly-owned warehousing and logistics solutions subsidiary, Baotong E-Logistics, became a partner of Cainiao, which enabled us to leverage Cainiao’s network to better serve our brand partners.

With our proprietary WMS, we are able to closely monitor each step of the fulfillment process from the time a purchase order from a consumer is confirmed and the product stocked in our warehouses, up to when the product is packaged and picked up by a logistics service provider for delivery to the consumer. Shipments from suppliers first arrive at our warehouses. At each warehouse, inventory is bar-coded and tracked through our WMS, allowing real-time monitoring of inventory levels across our network. Our WMS is specifically designed to support a large volume of inventory turnover. As of June 30, 2020, our WMS was capable of processing 7,609,951 inbound pieces and 12,378,292 outbound orders per day. During the Singles Day promotion in 2019, our WMS processed approximately 17.6 million orders, showcasing our ability to support an enormous flow of transactions and order traffic. We closely monitor the speed and service quality of our logistics service providers through consumer surveys and feedbacks from consumers to ensure their satisfaction.

BRAND PARTNERS & BRAND PARTNER DEVELOPMENT AND SERVICES

Brand Partners

As of June 30, 2020, we provided e-commerce solutions to 250 brand partners primarily under service contracts with a term typically ranging from 12 months to 36 months. Our brand partners cover diverse product categories, including: apparel and accessories; appliances; electronics; home and furnishings; food and health products; beauty and cosmetics; fast moving consumer goods, and mother and baby products; and automobiles. Some of our existing brand partners have had years of cooperation with us and we generated a significant portion of our net revenue through (i) the sale of products in the stores of these brands we operate under the distribution model and (ii) provision of our services to these brand partners primarily under the consignment model and service fee model. Our brand partners and/or their authorized distributors are deemed as our suppliers under the distribution model and our customers under the service fee model and consignment model.

Our contracts with our brand partners are generally not on an exclusive basis and we generally do not have contractual rights to exclusively sell the products of our brand partners on any e-commerce channel under the distribution model. As a result, we may face competitions with other brand e-commerce service providers that our brand partners work with. See “Risk Factors — Risks Related to Our Business — We may not be able to compete successfully against current and future competitors."

Some of our contracts with existing brand partners were based on standard forms proposed by such brand partners that contain non-compete provisions prohibiting us from selling products of, or providing similar services to, competitors of such brand partners. As our business further expands, we may engage in business with multiple brand partners that may be in competition with each other. We have been transparent with our brand partners as to the other brand partners that we are cooperating with. As of the Latest Practicable Date, we were not aware of any notice or claim by any brand partner that we have breached any non-compete restriction in its agreement with us, which in the opinion of our PRC Legal Adviser, may materially and adversely affect our financial condition and results of operation. However, we cannot assure you that any of our brand partners will not bring such claims against us in the future. See “Risk Factors — Risks Related to Our Business — If we are unable to retain our existing brand partners, our results of operations could be materially and adversely affected.”

Brand Partner Development and Services

Brand Partner Screening and Acquisition

We have implemented a strict and methodical brand selection process. Based on our screening guidelines, we carefully select prospective brand partners, choosing to work with those that conduct business in profitable or promising industries and product categories and with long-term potential. In addition, we screen potential brand partners based on criteria such as projected annual GMV and service fees, projected profitability, projected growth outlook and proposed duration of cooperation. We also conduct due diligence reviews on our prospective brand partners’ qualifications, including whether they hold the proper business operation licenses and safety, sanitary and quality certifications, and trademark registration certificates and license agreements in relation to the branded products.

We strategically focus on brand partners in product categories that we believe will help optimize our revenue mix and improve our profitability. We intend to grow our business by adding new brand partners into our brand partner portfolio and cross sell our services. We seek to attract new brand partners by providing solutions that enable them to grow their e-commerce business more rapidly and cost-effectively than they could on their own. We have been able to use the capabilities we have developed for our existing brand partners to attract new brand partners. We also intend to attract customers with our interactive digital marketing services and technology services, and convert such customers into our brand partners.

We periodically conduct reviews on our brand partners based on category mix, profitability, growth outlook and other criteria. We have dropped a minority of brand partners to optimize our brand partner portfolio from time to time.

Brand Partner Services Team

We typically assign each brand partner a dedicated brand partner service team to offer individually tailored services and solutions. All stores across a brand partner ‘s different channels share the same service team to ensure seamless services to our brand partners.

In 2019, we started to implement our ROSS system to improve our operational efficiency and level of automation. Starting from 2020, we reorganized the structure of our service team at the store level to consolidate certain functions so that we can expand our capacity to serve more brand partners.

OMNI-CHANNELS

We currently provide brand e-commerce services under three business models on major marketplaces, such as Tmall, JD.com and Pinduoduo, and social media channels, such as WeChat Mini Programs and RED (Xiaohongshu), as well as emerging live streaming and short video platforms, such as Douyin and Kuaishou. We also operate official brand stores and provide O2O solutions to our brand partners. Enabled by our advanced technological capabilities, we can seamlessly integrate the brand partners’ operations across various channels with unified product details and consumer profiles, strategic cross-channel marketing and synchronized inventory management, which provide the brand partners with a single view of their business across different channels and platforms. We leverage all of these platforms to deliver omni-channel solutions that combine the strengths of diverse platforms to achieve optimal branding effect and sales results responsive to the e-commerce objectives of each brand partner.

Official Marketplace Stores

We maintain close working relationships with the major online marketplaces in China, such as Tmall, JD.com and Pinduoduo. Our brand e-commerce solutions benefit third-party marketplaces by helping them attract new brand retailers. As such, marketplaces are often motivated to work closely with us to facilitate our ability to connect our brand partners to their systems.

We enter into annual platform service agreements with online marketplaces to set up and maintain online stores on these channels. Pursuant to these agreements, we typically pay online marketplaces based on a pre-determined percentage of GMV for transactions settled that varies by product category, and typically ranges from 0.5% to 5.0%. We also pay annual upfront service fees to marketplaces, up to 100% of which may be refunded depending on our sales volume. We also pay upfront security deposits for potential disputes under these agreements.

Official Brand Stores

We also offer to work with our brand partners in setting up and operating their standalone official brand stores. Based on our experience, consumers expect a total brand immersion experience at an official brand store, which may involve a different presentation of a store compared to official marketplace stores that blend the brand’s image with the particular marketplace’s interface. We utilize our in-house design team in crafting online and mobile sites for official brand stores and mobile sites that deliver an impactful online presence for our brand partners. As of December 31, 2017, 2018 and 2019 and June 30, 2020, we operated 35, 42, 48 and 45 official brand stores, respectively.

Social Media Channels

We work with our brand partners to enhance awareness of their brands on social media e-commerce channels. For example, we help our brand partners set up accounts and design their homepage on WeChat official store, and/or WeChat Mini-programs, help to regularly update their accounts with stories relating to their products, activities and brands, and sustain user engagement through community groups. We also monitor comments on our brand partner ‘s accounts and work with our brand partners in responding to these comments. In addition, we help brand partners directly integrate their WeChat public accounts with their back-end systems across all marketplace platforms to enable flash sale or routine sale of branded products on social media platforms.

Other Emerging Channels

As live streaming and short-form videos have gained increasing popularity in China in recent years, we have expanded our e-commerce solutions to cover these emerging channels. For instance, we offer digital marketing solutions that help the brand partners promote their products and increase their sales on live streaming and short video platforms, such as Douyin and Kuaishou.

O2O/New Retail Solutions

We help our brand partners devise and execute O2O and new retail strategies by integrating and utilizing their online/offline retail space and customer data to optimize sales opportunities and encourage a more connected consumer experience. Our omni-channel capabilities help our brand partners achieve optimal branding effect and sales results that are responsive to our brand partners’ e-commerce objectives. We also offer our omni-channel matrix of solutions to our brand partners to help them rapidly establish an online presence. Examples of our O2O capabilities include:

•                          allowing consumers to place purchase orders and make payments online, and pick up or return and exchange goods offline;

•                          aligning consumers’ online and offline loyalty programs;

•                          syncing online and offline QR codes;

•                          providing brand partners with an effective channel to interact with offline consumers and providing offline consumers with a convenient and reliable channel to online shopping via interactive screens in offline retail stores;

•                          devising and executing O2O strategies for traditional brands lacking IT and system integration capabilities but that have a strong offline presence;

•                          connecting and integrating brand partners’ offline stores with their official brand stores, marketplaces stores and other brand hubs; and

•                          utilizing CPS (cost-per-sale), a WeChat Mini Program-based tool, to help brand partners formulate key SKU promotion strategies, design promotional events and articles, track sales performance of the sales agents by tracing the products and sales events they share and calculate commissions accordingly. CPS provides the brands with a cost effective way to stimulate the digitization of the offline sales process and facilitates traffic conversion.

PAYMENT SERVICE PROVIDERS

Third-party marketplaces and our brand partners’ official brand stores provide consumers with the flexibility to choose from a number of payment options. These payment options include online payments with credit cards and debit cards issued by major banks in China, and payment through third-party online payment platforms, such as Alipay and WeChat Pay.

In addition, official brand stores typically offer a “payment on delivery” payment option. Our logistics partners deliver products to consumers’ designated addresses and collect payment on site. In addition to accepting cash, delivery personnel carry mobile POS machines for processing debit cards and credit cards.

LOGISTICS PARTNERS

We deliver orders placed on stores operated by us in China through reputable third-party couriers with nationwide coverage, such as SF Express, STO Express, YTO Express, EMS and ZTO Express as well as other quality logistics service providers.

We believe our large-scale operations and reputation enable us to obtain favorable contractual terms from third-party couriers. We typically negotiate and enter into annual logistics agreements with our logistics partners, under which we agree to pay delivery fees based on the amount and the weight of the goods to be delivered, as well as the destination of the delivery.

TECHNOLOGY INFRASTRUCTURE AND BUSINESS APPLICATION PORTFOLIO

We have made significant investments and intend to continue to invest in developing our proprietary technology platform to deliver solutions that aim to address comprehensive e-commerce needs across different sales channels for our brand partners and to enhance efficiency and scalability. Our technology systems and applications facilitate brand partners’ digital transformation throughout the e-commerce value chain: from storefront sales to backend fulfillment, from consumer acquisition to customer lifecycle management, from achieving operational efficiency to gaining industry insights. We have copyrights to 100 software programs developed by us relating to various aspects of our operations as of June 30, 2020.

The principal components of our proprietary technology infrastructure span across all areas of our business and cover front-end, middle-end and back-end operations systems. The front-end technology systems include various cloud-based omni-channel technology solutions and efficiency-oriented applications that enable online store setup and operations and O2O solutions. The middle-end technology systems include powerful and versatile middle-end tools for customer services, warehousing and fulfillment, including order management, logistics management, warehouse management and customer relationship management. The back-end technology infrastructure, including Baozun Hybrid Cloud and big data platform, serves as backbone to support the functionality of the front-end and middle-end systems.

Front-end proprietary technology systems

•                          Omni-channel user-interfaces construction and integration facilitate brand partners to stay engaged with consumers wherever they are. Our solutions cover brand partners’ official brand stores and major online marketplaces in China, such as Tmall, JD.com and Pinduoduo, and social media channels, such as WeChat Mini Programs and RED (Xiaohongshu), as well as emerging live streaming and short video platforms, such as Douyin and Kuaishou, and offline stores.

•                          Cloud-based System is a system established on our cloud infrastructure with a high level of safety and stability that enables efficient setup of official brand stores and official brand WeChat Mini Programs. Our Cloud-based System is seamlessly integrated with our e-commerce support systems such as OMS and WMS to ensure synchronization across omni-channel solutions, and allows us to efficiently build up comprehensive functions necessary for an online store, such as real-time data exchange, digital marketing, order management, product recommendations, membership management, payment management, as well as O2O functions. The system contains various prototypes to ensure greater efficiency in setting up a brand’s online stores, while also supporting comprehensive customization, to best fulfill brand’s specific needs. Such system helps us improve our operating efficiency, reduce store maintenance costs, and improve our ability to serve more brand partners.

•                          ROSS is a system to facilitate online store operations which encompasses a series of automation and intelligence modules enabling efficient product management, store content management, store event management and customer analysis. ROSS is also designed to increase the level of intelligence and automation to enhance efficiency of online store operations. For instance, the merchandise operating system helps brands launch and upgrade merchandises available for sale on various channels in batches. The store content management system can automatically collect and process visual designs for online stores. The store event management system monitors and identifies events and activities on e-commerce marketplaces or other channels and systematically manages application and registration procedures to improve efficiency and minimize errors. For more information about product management, store content management and store event management, please see “— Our Business Models and Solutions — End-to-end Brand e-commerce Capabilities — Online Store Operations.”

•                          O2O Solutions allow brand partners to seamlessly integrate their inventories across offline and online channels to share and best utilize resources of products and inventories across different channels. These solutions provide seamless data integration that cover order routing, customer management, products and inventory intelligence, and delivery optimization. We carry out our O2O initiatives through our self-developed intelligent application, Shopdog. Designed for use on tablets, Shopdog was developed to help brand partners closely integrate online sales channels with offline store inventories, allowing offline stores to sell inventory through online stores with an integrated warehouse management system. Shopdog also increases efficiency by utilizing offline stores for returns, exchanges, payment and pickup of online orders and allows consumers to make orders online while they are in offline stores where the products are out of stock.

Middle-end proprietary technology systems

DOP serves as a middle-end platform that integrates our internal systems, including CRM, IOSP, OMS, WMS and LMIS, and consolidates data across different systems.

•                          CRM system, or Shopcat, mainly consists of a customer service system and a customer data analysis and membership management system. By leveraging big data technologies, Shopcat formulates a unified user profile which our brand partners can use to perform precision marketing and enhance overall customer lifecycle management. Shopcat also integrates online and offline membership programs to facilitate our O2O initiatives. Collectively, our Shopcat and business intelligence systems enable us to effectively gather, analyze and make use of internally generated customer behavior and transaction data to generate actionable insights for our brand partners.

•                          IOSP is designed for our omni-channel e-commerce and O2O initiatives, which instantly and precisely interlinks and synchronizes with inventories at each of our brand partners’ omni-channels. It allows brands to consolidate digital inventories and to dispatch across different scenarios at each of their retail omni-channels. IOSP is comprised of two key modules: Inventory Management, which enables real-time and smart inventory monitoring and management to ensure sufficient inventories across channels; and Order Routing, which assigns orders based on optimal inventory level, inventory location and fulfillment cost. IOSP helps brands reduce inventory cost, minimize overselling risk and maximize the management efficiency of inventories.

•                          OMS controls the processing of sales orders by online stores, including order data fetching and transfer and fulfillment. OMS connects both internal and external warehousing systems and is capable of tracking order statuses. OMS also manages all post-sales services such as order canceling, product returns and payment refunds. OMS currently supports all channels including marketplaces and official brand stores.

•                          WMS assists us and our brand partners in inventory management, cross-docking, pick-and-pack, packaging, labeling and sorting functions to efficiently manage warehouse workflow and enhance labor productivity. Our WMS covers brand partners’ logistics needs in both B2C and B2B businesses. For more information about the function of our WMS, please see “— Our Business Models and Solutions — End-to-end Brand e-commerce Capabilities — Warehousing and Fulfillment.”

•                          LMIS coordinates the flow of goods between our warehouses and the final address for each package in each order. Our LMIS is well integrated with the systems of third-party couriers to provide multiple levels of services, such as same-day delivery and real-time tracking.

Back-end proprietary technology infrastructure

•                          Baozun Hybrid Cloud, is a hybrid cloud infrastructure, upon which our proprietary technology is built. Baozun Hybrid Cloud provides secure and elastic computing power, storage, and network infrastructure that could facilitate brand partners’ business 24/7. It can be readily expanded internally or through public clouds (such as AliCloud) to accommodate business and customer needs. Baozun Hybrid Cloud and its underlying data centers achieve multiple levels of system and network redundancies and resiliencies, and enhance our storing and computing capabilities with added flexibility to improve efficiency and reliability.

•                          Data Warehouse and Reporting System collects and organizes data relating to product information, transaction information, consumers’ geographic location and purchase history throughout all stages of business transactions. Based on the data we collect, our data reporting system and business intelligence reporting facilities generate reports that are useful for both our brand partners and us, such as daily sales reports and inventory reports, while making store financial forecasts based on omni-channel operational analyses and dashboards. In addition, we also provide selected data to our brand partners to help them optimize their product development, manufacturing, and sales and marketing strategies.

•                          Data Exchange Platform manages all data integration requirements from external parties. It supports flexible synchronization of information with any system. It also acts as a buffer to help avoid overloading our core systems, such as OMS and WMS.

RESEARCH AND DEVELOPMENT

We devote significant resources to our research and development efforts, focusing on developing our technology infrastructure and proprietary systems, expanding our technological footprint and enhancing the digitalization of brand partners’ retail business. We have a Technology and Innovation Center with offices in Shanghai and Chengdu dedicated to innovating and upgrading our technologies to reinforce our market leadership in China’s brand e-commerce solutions market. The Technology and Innovation Center focuses on enhancing our IT capabilities and helps us shape the market by developing and deploying artificial intelligence solutions in brand e-commerce over time and standardizing new services such as cloud-based operating platforms, big data analysis tools for brand e-commerce, the implementation of artificial intelligence in brand e-commerce over time and the upgrade of current technology systems, in order to serve a wider variety of brand partners and other customers with a broader array of services. In 2019, we upgraded our technology infrastructure to a hybrid cloud model — Baozun Hybrid Cloud — to enhance our storing and computing capabilities. We are now in the process of integrating and migrating all of our core e-commerce systems and applications to Baozun Hybrid Cloud, which will help us better utilize cloud computing, enhance the scalability of our business, and improve cost efficiency. We employed 749 IT professionals to design, develop and operate our technology platform as of June 30, 2020.

INTELLECTUAL PROPERTY

We use our brand partners’ names, URLs, logos and other marks in connection with the operation and promotion of their e-commerce business. Our agreements with our brand partners generally provide us with licenses to use their intellectual property in connection with the operation of their e-commerce business. These licenses are typically coterminous with the respective agreements.

We also rely on technologies that we license from third parties, such as Microsoft, Adobe and certain management information systems. These licenses may not continue to be available to us on commercially reasonable terms in the future or at all. As a result, we may be required to obtain substitute technologies. See “Risk Factors — Risks Related to Our Business — The proper functioning of our technology platform is essential to our business. Any failure to maintain the satisfactory performance of our platform could materially and adversely affect our business and reputation.”

We regard our trademarks, software copyrights, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success. To protect our proprietary rights in services and technology, we rely on trademark, copyright and trade secret protection laws in the PRC. As of June 30, 2020, we owned 149 registered trademarks, copyrights to 100 software programs developed by us relating to various aspects of our operations, and 83 registered domain names.

In addition, we rely on contractual restrictions, such as confidentiality and non-disclosure agreements with our brand partners and employees.

DATA PRIVACY AND CYBERSECURITY

Data privacy protection and cyber security are top priorities for us. We have developed strong cybersecurity technology and practices that safeguard our systems and data and have established a dedicated team to supervise our data protection and data security, ensure compliance with applicable laws and regulations and ensure that we are meeting the expectations of consumers and our brand partners. Through our privacy policy, consumers and our brand partners can learn how their data is used and provide consent for data collection when necessary. Our multi-layer security infrastructure provides comprehensive data security infrastructure for continuous monitoring and system protection throughout all platforms. We received our ISO27001 certifications in December 2015 with a valid term of three years, which was renewed in December 2018 with a valid term of three years. We also received certification of Level 3 of Classified Protection of Cybersecurity for Baozun E-commerce Transaction System (寶尊電商交易系統) in April 2019, which we plan to renew this year.

CUSTOMERS AND SUPPLIERS

Our brand partners and/or their authorized distributors are deemed as our suppliers under the distribution model and our customers under the service fee model and consignment model.

Customers

Our top five customers and their affiliates accounted for 20.5%, 22.4%, 24.0% and 27.7% of our total net revenues for the years ended December 31, 2017, 2018 and 2019, and the six months ended June 30, 2020, respectively. These customers are brand partners under the consignment model or service fee model. Our largest customer and its affiliates accounted for 12.8%, 12.8%, 13.6% and 16.1% of our total net revenues for the same periods, respectively. As at the Latest Practicable Date, none of our Directors, their associates or any other Shareholder which, to the knowledge of our Directors, owns more than 5% of our share capital, had any interest in any of our five largest customers. For concentration risk related to our brand partners, please see “Risk Factors — Risks Related to Our Business — If we are unable to retain our existing brand partners, our results of operations could be materially and adversely affected.”

Our contracts with brand partners under the consignment model and service fee model typically have a term of 12 to 36 months, which can be renewed at the option of our brand partners. The contracts set forth the scope of services that we provide to the brand partners as well as pricing terms. We typically charge fixed fees and/or variable fees primarily based on GMV or other variable factors such as number of orders fulfilled.

Suppliers

Our top five suppliers and their affiliates accounted for 68.2%, 64.2%, 65.0% and 66.8% of our purchases for the years ended December 31, 2017, 2018 and 2019, and the six months ended June 30, 2020, respectively. Our largest supplier and its affiliates accounted for 35.3%, 41.2%, 44.5% and 47.0% of our purchases for the same periods, respectively. These suppliers are our brand partners and/or their authorized distributors under the distribution model. We select and purchase goods from such brand partners and/or their authorized distributors and sell goods directly to consumers through official brand stores or official marketplace stores operated by us on behalf of them. We do not deem any of such suppliers as material since they only contributed to less than 10% of our GMV in aggregate during the Track Record Period. One of our top five suppliers in 2017, an electronics brand partner which accounted for approximately 18% of our total purchases in 2017, switched from the distribution model to the consignment model in September 2017. We generated services revenues from such brand partner after it switched to the consignment model and it became our customer. In 2017 and 2018, such brand partner was among our top five customers and contributed to 1.8% and 1.6% of our total net revenues for 2017 and 2018, respectively. Starting from 2019, it ceased to be our top five customers as certain other brand partners contributed more revenues. As at the Latest Practicable Date, none of our Directors, their associates or any other Shareholder which, to the knowledge of our Directors, owns more than 5% of our share capital, had any interest in any of our five largest suppliers.

INVENTORY MANAGEMENT

We adopt different strategies to manage our inventory in order to deal with non-seasonal and seasonal demands. We make forecast of the necessary inventory level based on historical sales data and carefully formulate our procurement plans. For promotional events such as the Singles Day promotion, we pre-order sufficient level of inventory to meet surging demand. We track our inventory from the point we receive the inventory to the point when an order is fulfilled through our OMS and WMS. Once an order is shipped, our systems automatically update the inventory level for the relevant products to ensure that additional inventory will be ordered as needed. In order to maintain accurate inventory records, we conduct monthly inventory counts and address any problems immediately. We also conduct full inventory counts at year-end and assess the effectiveness of our historical inventory levels on a regular basis. In addition, we actively track the sales data on a real-time basis and make timely adjustments to our procurement plan in order to minimize the chance of excess unsold inventory. As a result, our obsolete inventory has not been significant.

INSURANCE

As at the Latest Practicable Date, we maintained various insurance policies to safeguard against risks and unexpected events. We have purchased property insurance covering our inventory inside our self-operated warehouses and fixed assets such as equipment, furniture and office facilities. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. In addition, we provide supplementary commercial insurances including health insurances, transportation insurances, and accidental injury insurance to a substantial majority of our employees. We maintain directors’ and officers’ liability insurance for our directors and officers. We do not maintain business interruption insurance, nor do we maintain product liability insurance or key-man life insurance. We do not have insurance related to the COVID-19 pandemic either. We consider that the coverage from the insurance policies we maintain is adequate for our present operations and is in line with the industry norm. See “Risk Factors — Risks Related to Our Business — We may not have sufficient insurance coverage to fully cover our business risks, which could expose us to significant costs and business disruption.” During the Track Record Period and up to the Latest Practicable Date, we have not made, nor been the subject of, any material insurance claim.

COMPETITION

We face competition from other brand e-commerce solutions providers in China. We differentiate ourselves from our competitors in our omni-channel end-to-end solutions along the e-commerce value chain that cover diverse product categories. In contrast, our competitors typically fall into one of the following three categories: (i) provide a narrow scope of e-commerce services and address limited aspects of brands’ e-commerce strategies; (ii) provide a narrow scope of e-commerce services on multiple e-commerce channels but lack the ability to provide services for multiple product categories; or (iii) provide basic end-to-end e-commerce services (including basic online store operations, customer services, IT services, marketing services and warehousing and fulfillment services) but lack the ability to help brands develop and execute e-commerce strategies across omni-channels or provide multi-category services. Brands that seek collaboration with our competitors may end up having to work with multiple service providers with different technology infrastructure, information system and operational requirements, while their e-commerce related needs can be served by our omni-channel end-to-end solutions in a seamless and efficient manner.

CORPORATE SOCIAL RESPONSIBILITY

Corporate social responsibility has been central to how we do business. It is an integral part of the way we operate and has a positive impact on the communities in which we do our business. Our core values, including our commitment to our employees, investors, business partners and other customers, consumers, and broader society, are the foundation upon which we have built and will continue to build a sustainable and vibrant ecosystem.

Benefits and Developing. We strive to provide our employees with comprehensive social benefits, a diverse work environment and a wide range of career and leadership development and training opportunities. In addition, we also provide supplementary commercial insurance including health insurance, transportation insurance, and accidental injury insurance to substantially all of our employees, and also make complementary commercial health insurance available at preferred rate to family members as needed. Since 2016, we have held an annual family gather-together, “Baozun Family Day”, and on the occasion of our most recent event in July 2019, we had over 650 families of our employees, with a total of more than 2,000 participants.

We have invested significant resources in employee career development and training at different levels. For example, we have established comprehensive training programs that cover topics such as corporate culture, business ethics, employee rights and responsibilities, on-the-job training, leadership and executive decision-making. We also periodically circulate employee satisfaction questionnaires to collect information and feedback for a better work environment, and make it a regular practice to provide leadership coaching and promotions to boost morale and the skill levels of our employees. In 2014, we set up a special dedicated training program, Baozun College, to further strengthen our internal training programs. On average, we provided training programs for 19.6 for each employee in 2019.

Employee Assistance Program (“EAP”). In June 2018, we launched the “Baozun Care” EAP program, a “happy work, happy life” coaching program, aimed at supporting the mental wellbeing of our employees and supporting a healthy work-life balance. We engaged a third-party psychological consulting firm to provide employees and their family members with confidential psychological consultations and treatment through 24/7 hotlines, video meetings and face-to-face consultations. In 2019, we hosted three onsite consulting sessions and two trainings sessions, covering topics of emotional management and coaching of children, planning for children’s education and future, marital management, and work pressure.

Community and Diversification. In December 2018, Baozun formed a labor union to promote an open, transparent and inclusive work environment through an emphasis on communication and participation. We also encourage and support employees to organize social associations and events according to their interests, such as hiking, swimming, football, basketball and marathon communities, among others. We believe diversity is fundamental to maintaining our ability to innovate, and gender diversity is deep-rooted in the history of Baozun. As of June 30, 2020, 54.6% of our full-time employees were female employees. Our female mid-level or above management accounted for approximately 37.7% of our aggregate mid-level or above management as of June 30, 2020.

Whistleblowing. Honesty is the most basic requirement for all employees of Baozun. We take a zero-tolerance approach to any violation of laws and regulations or improper behavior in commercial activities in order to create a healthy and ethical culture. We have established whistleblowing channels, including email, mail and a 24/7 phone line, for our employees and stakeholders, who have the right to report anonymously while making whistleblowing reports.

Baozun has adhered to these core values in its human resources management for many years. In December 2019, we were named “Shanghai Best Employers Top 30” at one of the most influential and prestigious brand nomination events for both China-based and multinational employers organized by Zhaopin.com, one of China’s leading career platforms. This was our third consecutive year to receive this honor.

ENVIRONMENTAL SUSTAINABILITY

We are committed to raising public awareness about environmental issues and promoting an eco-friendly mindset among our business partners. We actively promote “green” initiatives such as our “sustainable logistics operation,” by promoting the use of biodegradable and reusable packaging, and recyclable and reusable paper boxes, and by minimizing materials used in our logistics operations, as well as replacement of diesel vehicles with electric vehicles, implementation of garbage classification and recycling, among other measures.

We have actively spearheaded and promoted “green” initiatives with our courier partners for “green delivery,” including by encouraging them to use electric delivery vehicles and through the utilization of our logistics system and network to shorten the package delivery distance from warehouses, thereby reducing the carbon footprint of the logistics.

In addition, in 2019, we upgraded to a hybrid cloud infrastructure — Baozun Hybrid Cloud — to enhance our storing and computing capabilities and enhance the flexibility and efficiency of our core e-commerce systems, which we believe will also reduce the carbon footprint of our hardware infrastructure.

Due to our continual ESG (Environmental, Social and Governance) initiatives, we received a rating of BBB (on a scale of AAA-CCC) in the MSCI ESG Ratings assessment in 2020.

PROPERTIES AND FACILITIES

We are headquartered in Shanghai and leased an aggregate of approximately 44,000 square meters of offices and operation centers as of June 30, 2020. In addition, as of June 30, 2020, we leased 14 warehouses with an aggregate gross floor area of approximately 400,000 square meters in Suzhou, Shenzhen, Tianjin, Guangzhou, Langfang, Chengdu, Wuxi and Hong Kong. Our premises are leased under operating lease agreements from unrelated third parties.

In addition, as of June 30, 2020, we owned the land use right for an area of 133,542.40 square meters, located in Suzhou, China, along with title to buildings with a gross floor area of 118,201.97 square meters located on that land that we use as a warehouse.

As of the Latest Practicable Date, no single property interest of our Group that formed part of non-property activities had a carrying amount of 15% or more of our Group’s total assets as of June 30, 2020. Pursuant to section 6(2) of the Companies Ordinance (Exemption of Companies and Prospectuses from Compliance with Provisions) Notice, this prospectus is exempted from compliance with the requirement of section 342(1)(b) of the Companies (Winding Up and Miscellaneous Provisions) Ordinance in relation to paragraph 34(2) of the Third Schedule to the Companies (Winding Up and Miscellaneous Provisions) Ordinance, which requires a valuation report with respect to all of our interests in land or buildings.

EMPLOYEES

As of June 30, 2020, we had 5,758 full-time employees. We had a total of 3,944, 5,141 and 5,979 full-time employees as of December 31, 2017, 2018 and 2019, respectively. We had a total of 552, 868, 803 and 749 R&D (information technology) staff as of December 31, 2017, 2018, 2019 and June 30, 2020, respectively. As of June 30, 2020, 70.6% of our R&D staff have bachelor’s or higher degrees. We have streamlined our R&D team to improve efficiency. The following table provides a breakdown of our employees as of June 30, 2020 by function:

Function	Number
Front-end[1]	3,876
Warehouse and Logistics	631
Information technology	749
Back-end[2]	502
Total	5,758

(1)                 Front-end functions include store management and operations, customer service, business development, design and digital marketing.

(2)                 Back-end functions include administration, finance, legal, internal audit and sales operation team.

Our success depends on our ability to attract, retain and motivate qualified personnel. Our senior management team consists of members that possess overseas or top-tier educational backgrounds, strong IT capabilities, deep industry knowledge and working experience with brand partners. In addition, our brand management team comprises personnel who connect well culturally with brands. We have developed a corporate culture that encourages teamwork, effectiveness, self-development and commitment to providing our brand partners with superior services.

We invest significant resources in the recruitment of employees in support of our fast-growing business operations. We have established procedures and selective standards in recruiting capable employees through various channels, including internal referral, job boards, on campus interviews, job fairs and recruiting agents.

We have established comprehensive training programs, including orientation programs and on-the-job training, to enhance performance and service quality. Our orientation program covers such topics as our corporate culture, business ethics, e-commerce workflows and services. Our on-the-job training includes training of business English and business presentation, management training camp for junior managers and customer service agent career development programs. In 2014, we set up a special dedicated training facility, Baozun College, to further strengthen our internal training programs.

As required by regulations in China, we participate in various government statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. We are required under PRC law to contribute to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees up to a maximum amount specified by the local government from time to time. See “Risk Factors — Risks Related to Our Business — Failure to make adequate contributions to various employee benefit plans as required by the PRC regulations may subject us to penalties.”

We enter into standard labor contracts with our employees. We also enter into standard confidentiality and non-compete agreements with our senior management. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

LEGAL PROCEEDINGS

From time to time, we may be involved in legal proceedings or be subject to claims arising in the ordinary course of our business.

On December 10, 2019 and December 26, 2019, purported securities class action complaints were filed in the United States District Court for the Southern District of New York against us, our chief executive officer and our chief financial officer. These suits, which are captioned Snyder, et. al. v. Baozun Inc. et. al. (Case No.: 1: 19 cv-11290) and AUS, et. al. v. Baozun Inc., et. al. (Case No.: 1: 19 cv-11812), allege, among other things, that defendants made materially false and misleading statements, or failed to disclose material facts, regarding the termination of our business relationship with a Chinese electronics brand. The various suits assert claims covering the period from March 6, 2019 through November 20, 2019 and seek compensatory damages, costs and expenses incurred in such actions, as well as equitable or other relief. On September 8, 2020, the court appointed the lead plaintiffs and the lead counsel and consolidated the separate actions into a consolidated action. We have carefully analyzed the allegations in the complaints and we believe that these allegations are factually incorrect and thus do not adequately support the asserted claims. Therefore, we believe that the claims against us are without merit and intend to vigorously defend against the actions. Since we believe the actions lack merit and the claims asserted are not strong, we do not believe the lawsuits are likely to have a material adverse impact on our business. However, in light of the inherent uncertainties involved in the lawsuits, some of which are beyond our control, we cannot assure you that the lawsuits will not have any material adverse impact on us. For risks and uncertainties relating to the pending cases against us, please see “Risk Factors — Risks Related to Our Business — We and certain of our directors and senior management have been named as defendants in shareholder class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation and cash flows, our reputation, and the prices and trading volumes of our Shares and/or ADSs.”

Except for the class action suits described above, we are not currently a party to, nor are we aware of, any other legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Our PRC Legal Adviser is of the opinion that, during the Track Record Period, our subsidiaries incorporated under PRC laws have complied with relevant PRC laws and regulations currently in effect in all material respects, and obtained all material requisite licenses and approvals from relevant governmental authorities for their operations in the PRC, and that as at the Latest Practicable Date, these licenses and approvals remained valid and in effect to the extent required for their operations and that no material legal impediment to the renewal of such material licenses and approvals existed. Additional, the Company confirms the same with respect to our Group and, in particular, confirms that during the Track Record Period and as of the Latest Practicable Date, our Group has complied with all relevant Laws currently in effect in all material respects, including obtaining all material licenses and approvals.

SEASONALITY

Our results of operations are subject to seasonal fluctuations. For example, our revenues are relatively lower during the holidays in China, particularly during the Chinese New Year period, which occurs in the first quarter of the year, when consumers tend to do less shopping, both online and offline. Furthermore, sales in the retail industry are typically significantly higher in the fourth quarter of the year than in the preceding three quarters, particularly in November when Singles Day campaign occurs and consumers tend to do more shopping.

FINANCIAL INFORMATION

The following section sets forth supplemental financial information for the years ended December 31, 2017, 2018 and 2019 and as of December 31, 2017, 2018 and 2019, and the six months ended June 30, 2019 and 2020 and as of June 30, 2020, including certain new disclosures made in connection with the Listing.

The following consolidated financial data for the periods and as of the dates indicated are qualified by reference to and should be read in conjunction with our consolidated financial statements and related notes and Item 5. “Operating and Financial Review and Prospects” in our 2019 Annual Report as well as our consolidated financial statements for the six months ended June 30, 2019 and 2020 and as of June 30, 2020 included in Exhibit 99.2 to this Form 6-K.

OVERVIEW

We are the leader and a pioneer in the brand e-commerce service industry in China, with a 7.9% market share as measured by GMV in 2019. We empower a broad and diverse range of brands to grow and succeed by leveraging our end-to-end e-commerce service capabilities, omni-channel coverage and technology-driven solutions. Based on the different needs of our brand partners, we operate under three business models: distribution model, service fee model and consignment model. We derive product sales revenues primarily through selling the products that we purchase from our brand partners and/or their authorized distributors to consumers under the distribution model, and derive services revenues primarily through charging brand partners and other customers fees under the service fee model and consignment model.

We achieved strong financial and operating results during the Track Record Period. Our GMV was RMB19,112.2 million, RMB29,426.0 million, RMB44,410.3 million and RMB21,967.6 million (US$3,109.3 million) in 2017, 2018, 2019 and the six months ended June 30, 2020, respectively. In 2017, 2018, 2019 and the six months ended June 30, 2020, our total net revenues were RMB4,148.8 million, RMB5,393.0 million, RMB7,278.2 million and RMB3,675.7 million (US$520.3 million), respectively. We recorded net income of RMB209.1 million, RMB269.8 million, RMB281.9 million and RMB122.7 million (US$17.4 million) in 2017, 2018, 2019 and the six months ended June 30, 2020, respectively. We had non-GAAP net income of RMB267.9 million, RMB346.8 million, RMB358.2 million and RMB173.0 million (US$24.5 million) in 2017, 2018, 2019 and the six months ended June 30, 2020, respectively. See “— Non-GAAP Financial Measures.”

MAJOR FACTORS AFFECTING OUR RESULTS OF OPERATIONS

Our results of operations and financial condition are affected by the general factors driving the retail industry and online retail, including:

•                          Levels of per capita disposable income and consumer spending in China and our target markets. Consumer spending power has been rising in China and in our other target markets in Asia, including Hong Kong and Taiwan. The growth of the e-commerce market in these markets depends on continued increase in consumption.

•                          Development and popularity of e-commerce in China and in our target markets. Driven by the growth of the internet, broadband, personal computer and mobile penetration and the development of fulfillment, payment and other ancillary services associated with online purchases, e-commerce is expected to rapidly rise in significance in China and in our other target markets in Asia. The growing number of online shoppers has made online marketplaces and other e-commerce channels popular retail platforms for brands. The growth of our business depends on the development and popularity of e-commerce, and the value of e-commerce as part of the expansion strategies of brands.

While our business is influenced by general factors affecting our industry, our operating results are more directly affected by company specific factors, including the following major factors:

•                          Our ability to retain and attract brand partners. The number of our brand partners directly affects our total revenues. We would need to continue to maintain and expand our brand partner base to maintain and grow our revenues.

•                          Our ability to increase GMV and revenues and manage pricing. Increases in GMV and revenues depend on our ability to attract higher traffic to the online stores, convert more store visitors into consumers, increase consumers’ order values, grow repeat customer base, provide superior experience to consumers and expand product offerings. Increases in GMV and revenues also depend on our ability to manage product pricing and maintain the level of services fees charged to our brand partners and other customer.

•                          Our ability to enhance cooperation with marketplaces and other channels. We generate a substantial portion of our revenues through product sales on official marketplace stores that we operate on Tmall. Our future growth depends on our ability to enhance cooperation with Tmall and expand working relationships with other major online marketplaces, such as JD.com and Pinduoduo, and social media channels, such as WeChat Mini Programs and RED (Xiaohongshu), as well as emerging live streaming and short video platforms, such as Douyin and Kuaishou.

•                          Our ability to innovate and effectively invest in our technology platform and fulfillment infrastructure. Our ability to innovate and continue to strategize new value-added brand e-commerce service through improved technologies, especially data analytics and marketing know-how, is key to better serving our brand partners and helping them enhance their e-commerce success. This will in turn contribute to our ability to retain and attract brand partners, sell more solutions and generate more revenues. Our ability to invest in our technology platform and fulfillment infrastructure cost-effectively also affects our results of operations.

•                          Our ability to manage our business model mix and product mix. We generally operate e-commerce businesses for our brand partners based on one of our three business models: distribution model, consignment model and service fee model, or, in some circumstances, a combination of these business models. We derive product sales revenues when we sell products to consumers under the distribution model. We derive services revenues primarily under the consignment model and the service fee model. For services provided under the consignment model and the service fee model, we charge fixed fees and/or variable fees primarily based on GMV or other variable factors such as number of orders fulfilled. In addition to serving our brand partners, we also provide digital marketing and other services to other customers under our service fee model. Our net revenues as a percentage of our GMV and our profitability could vary depending on the mix of our product sales revenues and services revenues, and brand partners’ category mix during certain time period. In addition, depending on the product category, we may derive more revenues from product sales than services, or vice versa, which may further impact our profitability.

•                          Our ability to manage growth, control costs and manage working capital. Our expansion will result in substantial demands on our management, operational, technological, financial and other resources. Our ability to control cost and manage working capital is key to our success. Our continued success depends on our ability to leverage our scale to obtain more favorable terms, including better credit terms and larger credit lines, from our brand partners, marketplaces, advertising partners, lessors of warehouses and logistics service providers. Our ability to gain better insight into inventory turnover and sales patterns, which allows us to better optimize our working capital, may also affect our operations.

IMPACT OF COVID-19

The COVID-19 pandemic has caused an adverse impact on the Chinese and global economy, as well as the e-commerce industry. Nevertheless, we were still able to achieve 25.1% and 22.9% year-over-year increase in our GMV and net revenues in the six months ended June 30, 2020, respectively, compared with the corresponding period of 2019, due to our continual efforts in empowering our brand partners through our industry-leading technology capabilities. The negative impact of the COVID-19 pandemic on us was primarily in the first quarter of 2020, during which we incurred incremental costs associated with the pandemic, such as incremental fulfillment expenses primarily due to interruptions to logistics services and higher labor cost for temporary fulfillment staff as a result of COVID-19 and incremental general and administrative expenses primarily due to extra labor cost, purchase of COVID-19 supplies and cost for disinfection. Such incremental costs have caused our income from operations and net income for the three months ended March 31, 2020 to decrease. As the Chinese economy and e-commerce industry started to recover from COVID-19 in the second quarter of 2020, the negative impact of COVID-19 on us diminished and we achieved year-over-year growth in our income from operations and net income in the six months ended June 30, 2020. However, the extent to which the COVID-19 outbreak may continue to adversely affect the macro-economic environment as well as our business, results of operations and financial condition remains uncertain, and will depend on future developments, including the duration, severity and reach of the COVID-19 outbreak, and actions taken to contain the outbreak or treat its impacts. We cannot assure you that, for the year ended December 31, 2020, we will be able to achieve the same level of net income that we previously achieved. See “Risk Factors — Risks Related to Our Business — Any occurrence of a natural disaster, health epidemic or similar development could have a material adverse effect on our business. In particular, the COVID-19 pandemic had and may continue to have a negative impact on our business, results of operations and financial condition.” Despite the uncertainty of the economic environment, our cash and cash equivalent and available banking facilities are sufficient to maintain our financial viability for at least the next 12 months.

COMPONENTS OF RESULTS OF OPERATIONS

The following describes key components of our statements of operations:

Net Revenues

We generate revenue from two revenue streams: (i) product sales and (ii) services. We generally operate e-commerce businesses based on one of our three business models: distribution model, consignment model, and service fee model, or, in some circumstances, a combination of the business models.

We derive product sales revenues primarily through selling products to consumers under the distribution model. We select and purchase goods from our brand partners and/or their authorized distributors and generally sell branded goods directly to consumers through our online stores. Revenues generated from product sales include fees charged to consumers for shipping and handling expenses. We record product sales revenue, net of return allowances, value added tax and related surcharges, when the products are delivered and accepted by consumers. We offer consumers an unconditional right of return for a typical period of seven days upon receipt of products. Return allowances, which reduce net revenues, are estimated based on our analysis of returns by categories of products based on historical data. The amount of goods returned was RMB89.9 million, RMB120.8 million, RMB232.4 million and RMB91.6 million (US$13.0 million) for the years ended December 31, 2017, 2018 and 2019 and the six months ended June 30, 2020, respectively, accounting for 4.0%, 4.6%, 6.4% and 5.3% of the product sales revenue in the respective periods. The increases in the amount of goods returned during the Track Record Period were primarily due to the increasing use of live streaming as a sales channel which involves more impulse purchases.

We derive services revenues primarily under the consignment model and service fee model. Under the service fee model, we provide a variety of e-commerce services, such as IT solutions, online store operation, digital marketing, and customer service to our brand partners and other customers. Under the consignment model, in addition to the services provided under the service fee model, we also provide warehousing and fulfillment services, whereby our brand partners (and/or their authorized distributors) stock goods in our warehouses for future sales and we act as an agent to facilitate our brand partners’ online sales of their branded products as we bear no physical and general inventory risk and have no discretion in establishing price.

For services provided under the consignment model or service fee model, we charge fixed fees and/or variable fees primarily based on GMV or other variable factors such as number of orders fulfilled. In particular, variable fees based on GMV are calculated using a predetermined ratio that we have negotiated with our brand partners, which may vary depending on factors such as the type and extent of the services we render. Revenue generated from some IT solutions such as one-time online store design and setup services is recognized at a point in time when the services are rendered. Revenue generated from services relating to online store operation, digital marketing, customer services, and warehousing and fulfillment are recognized over the service term in the amount including fixed fees and/or variable fees to which we have a right to invoice.

The following table sets forth our revenues by source for each period indicated.

	For the year ended December 31,						For the six months ended June 30,
	2017		2018		2019		2019		2020
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)

Net revenues
Product sales	2,257,632	54.4	2,516,862	46.7	3,422,151	47.0	1,466,738	49.0	1,628,931	230,560	44.3
Services	1,891,176	45.6	2,876,175	53.3	3,856,041	53.0	1,524,233	51.0	2,046,775	289,702	55.7

Total net revenues	4,148,808	100.0	5,393,037	100.0	7,278,192	100.0	2,990,971	100.0	3,675,706	520,262	100.0

The following table sets forth the following operating data for each period indicated.

	For the year ended December 31,			For the six months ended June 30,
	2017	2018	2019	2019	2020

Number of brand partners as of the period end(1)	152	185	231	212	250
Number of GMV brand partners as of the period end(2)	146	178	222	202	241
Total GMV(3) (RMB in millions)	19,112.2	29,426.0	44,410.3	17,556.7	21,967.6
Distribution GMV(4)	2,620.2	2,902.0	3,849.5	1,660.9	1,820.5
Non-distribution GMV(5)	16,492.0	26,524.0	40,560.8	15,895.8	20,147.1
Average GMV per GMV brand partner(6) (RMB in millions)	142	182	222	92	95

(1)                 Brand partners are defined as companies for which we operate or have entered into agreements to operate official brand stores, official marketplace stores, or official stores on other channels under their brand names.

(2)                 GMV brand partners are brand partners that contributed to our GMV during the period.

(3)                 GMV is defined as (i) the full value of all purchases transacted and settled on stores operated by us (including, prior to its closure in 2017, our Maikefeng marketplace but excluding stores for the operations of which we only charge fixed fees) and (ii) the full value of purchases for which consumers have placed orders and paid deposits at such stores and which have been settled offline. Our calculation of GMV includes value added tax but excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled.

(4)                 Distribution GMV refers to the GMV under the distribution business model.

(5)                 Non-distribution GMV refers to the GMV under the service fee business model and the consignment business model.

(6)                 Average GMV per GMV brand partner is calculated by dividing GMV (excluding Maikefeng, our online retail platform that was closed in 2017) by the average number of GMV brand partners as of the beginning and end of the respective periods. For more information on Maikefeng, see “Risk Factors — Risks Related to Our Business — We make investments in business initiatives, some of which may not be successful. Any unsuccessful business initiatives could materially and adversely affect our business, financial condition and results of operations.”

Operating expenses

Our operating expenses consist primarily of cost of products, fulfillment expenses, sales and marketing expenses, technology and content expenses, and general and administrative expenses. The following table breaks down our total operating expenses by these categories, by amounts and as percentages of total net revenues for each of the periods presented.

	For the year ended December 31,						For the six months ended June 30,
	2017		2018		2019		2019		2020
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)

Net revenues Operating expenses	4,148,808	100.0	5,393,037	100.0	7,278,192	100.0	2,990,971	100.0	3,675,706	520,262	100.0
Cost of products	(1,917,467)	(46.2)	(2,034,852)	(37.7)	(2,774,342)	(38.1)	(1,188,056)	(39.7)	(1,365,889)	(193,329)	(37.2)
Fulfillment	(818,173)	(19.7)	(1,262,302)	(23.4)	(1,678,191)	(23.1)	(679,519)	(22.7)	(988,339)	(139,890)	(26.9)
Sales and marketing	(910,843)	(22.0)	(1,338,970)	(24.8)	(1,815,642)	(24.9)	(724,573)	(24.2)	(888,136)	(125,707)	(24.2)
Technology and content	(140,689)	(3.4)	(268,973)	(5.0)	(392,951)	(5.4)	(190,163)	(6.4)	(198,140)	(28,045)	(5.4)
General and administrative	(116,554)	(2.8)	(154,845)	(2.9)	(215,660)	(3.0)	(97,126)	(3.2)	(103,827)	(14,696)	(2.8)
Other operating income (expenses), net	11,250	0.3	22,678	0.4	(17,753)	(0.2)	20,102	0.7	42,067	5,954	1.1

Total operating expenses	(3,892,476)	(93.8)	(5,037,264)	(93.4)	(6,894,539)	(94.7)	(2,859,335)	(95.6)	(3,502,264)	(495,713)	(95.3)

Cost of products is incurred under the distribution model. Cost of products consists of the purchase price of products and inbound shipping charges, as well as inventory write-downs. Inbound shipping charges to receive products from the suppliers are included in the inventories, and recognized as cost of products upon sale of the products to the consumers. Our cost of products does not include other direct costs related to cost of product sales such as shipping and handling expenses, payroll and benefits of staff, rental expenses of logistic centers and depreciation expenses. Therefore our cost of products may not be comparable to other companies which include such expenses in their cost of products.

Our fulfillment expenses primarily consist of (i) expenses charged by third-party couriers for dispatching and delivering products to consumers, (ii) expenses incurred in operating our fulfillment and customer service center, including personnel cost and expenses attributable to buying, receiving, inspecting and warehousing inventories, retrieval, packaging and preparing customer orders for shipment, and store operations, (iii) rental expenses of leased warehouses, and (iv) packaging material costs. We expect our fulfillment expenses to increase as we will lease more warehouses or cooperate with more warehouse operators to meet the demand driven by the increase in GMV and the expansion of our fulfillment services. We plan to make our fulfillment operations more efficient by enhancing the utilization rate of available spaces, deploying automated warehouse facilities, optimizing our third-party couriers network, and improving workflow efficiency.

Our sales and marketing expenses primarily consist of payroll, bonus and benefits of sales and marketing staff, advertising costs, service fees paid to marketplaces, agency fees and costs for promotional materials. Our sales and marketing expenses have increased in recent years primarily due to the growth of our sales and marketing team and an expansion of our marketing efforts. We expect that our sales and marketing expenses will continue to increase due to our increased sales volume contributed by our existing and new brand partners and as we devote further efforts to expand digital marketing services for our brand partners and other customers and engage in additional advertising and marketing activities. We plan to make our sales and marketing more efficient by enhancing the effectiveness of marketing activities and improving workflow efficiency.

Our technology and content expenses consist primarily of payroll and related expenses for employees in our technology and system department, technology infrastructure expenses, costs associated with the computers, storage and telecommunications infrastructure for internal use and other costs, such as editorial content costs. We expect spending in technology and content to increase over time as we continue to invest in our technology platform to provide comprehensive services to brand partners.

Our general and administrative expenses consist primarily of payroll and related expenses for our management and other employees involved in general corporate functions, office rentals, depreciation and amortization expenses relating to property and equipment used in general and administrative functions, provision for allowance for doubtful accounts, professional service and consulting fees and other expenses incurred in connection with general corporate purposes. We expect our general and administrative expenses to increase as we incur additional expenses in connection with the expansion of our business and our operations, which include adding more staff to our general and administrative team.

TAXATION

Cayman Islands

Our Company was incorporated in the Cayman Islands as an exempted company with limited liability.

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation tax.

Hong Kong

Our subsidiaries incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. On April 1, 2018, a two-tiered profits tax regime was introduced. The profits tax rate for the first HK$2 million of profits of corporations is lowered to 8.25%, while profits above that amount continue to be subject to the tax rate of 16.5%.

China

Generally, our subsidiaries and consolidated VIE in China are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. Entities qualified as “high and new technology enterprises,” are entitled to a preferential enterprise income tax rate of 15%. Our VIE, Shanghai Zunyi, qualified as a “high and new technology enterprise” with a valid term of three years starting from 2017 and is therefore subject to a 15% preferential income tax rate for 2017, 2018 and 2019. One of our PRC subsidiaries, Shanghai Fenghe Software Technology Limited, or Shanghai Fenghe, qualified as a “high and new technology enterprise” with a valid term of three years starting from 2018 and is therefore subject to a 15% preferential income tax rate for 2018 and 2019. For the year of 2020, Shanghai Fenghe can continue to enjoy the 15% preferential income tax rate subject to its satisfaction of certification criteria as a high and new technology enterprise. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Before May 1, 2018, we are subject to VAT at a rate of 17% on product sales and 6% on our services, in each case less any deductible VAT we have already paid or borne. On November 19, 2017, the State Council promulgated The Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax (《國務院關於廢止<中華人民共和國營業稅暫行 條例>和修改<中華人民共和國增值稅暫行條例>的決定》), or Order 691. According to the VAT Law and Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. The Notice of the MOF and the SAT on Adjusting Value-added Tax Rates (《財政部、稅務總局關於調整增值稅稅率的通知》), or the Notice, was promulgated on April 4, 2018 and came into effect on May 1, 2018. According to the Notice, the VAT tax rate of 17% and 11% are changed into 16% and 10%, respectively. In March 2019, the MOF, the SAT and the General Administration of Customs jointly promulgated the Announcement on the Policies for Furtherance of the Reform of Value-Added Tax (《財政部、稅務總局、海關總署關於深化增值稅改革有關政策的公告》), or the Announcement 39, according to which: (i) for VAT taxable sales acts or importation of goods originally subject to VAT tax rates of 16% and 10%, respectively, such tax rates shall be adjusted to 13% and 9%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 10%, such deduction rate shall be adjusted to 9%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 13%, such tax shall be calculated at the deduction rate of 10%; (iv) for exported goods and labor originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 10% and export tax refund rate of 10%, the export tax refund rate shall be adjusted to 9%. Announcement 39 became effective on April 1, 2019 and superseded then existing provisions which were inconsistent with Announcement 39. Therefore, from May 1, 2018 to March 31, 2019, the VAT tax rates of our PRC subsidiaries changed from 17% to 16% on product sales. After April 1, 2019, the VAT tax rates of our PRC subsidiaries changed from 16% to 13% on product sales. VAT tax rate of our services revenues remains to be the same as that before May 1, 2018, which is 6%. We are also subject to surcharges on VAT payments in accordance with PRC law. Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding companies in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital entered into on August 21, 2006 and receive approval from the relevant tax authority. If the relevant Hong Kong entities satisfy all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong entities would be subject to withholding tax at the standard rate of 5%.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the EIT Law, such entity would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors — Risks Related to Doing Business in the People’s Republic of China — We may be treated as a resident enterprise for PRC tax purposes under the EIT Law, and we may therefore be subject to PRC income tax on our global income.”

NON-GAAP FINANCIAL MEASURES

In evaluating our business, we consider and use non-GAAP income from operations, non-GAAP net income, non-GAAP net income attributable to ordinary shareholders of Baozun Inc., and non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income from operations is income from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP net income is net income excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. is net income attributable to ordinary shareholders of Baozun Inc. excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS is non-GAAP net income attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating net income per ordinary share multiplied by three, as each ADS represents three of our Class A ordinary shares.

We present the non-GAAP financial measures because they are also used by our management to evaluate our operating performance and formulate business plans. Non-GAAP income from operations, non-GAAP net income, non-GAAP net income attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS enable our management to assess our operating results without considering the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Such items are non-cash expenses that are not directly related to our business operations. Share-based compensation expenses represent non-cash expenses associated with share options and restricted share units we grant under the Share Incentive Plans. Amortization of intangible assets resulting from business acquisition represents non-cash expenses associated with intangible assets acquired through one-off business acquisition. We believe that, by excluding such non-cash items, the non-GAAP financial measures help identify the trends underlying our core operating results that could otherwise be distorted. As such, we believe that the non-GAAP financial measures facilitate investors’ assessment of our operating performance, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income from operations, non-GAAP net income, non-GAAP net income attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS is that they do not reflect all items of income and expense that affect our operations. Share-based compensation expenses and amortization of intangible assets resulting from business acquisition have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP income from operations, non-GAAP net income, non-GAAP net income attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. In light of the foregoing limitations, the non-GAAP income from operations, non-GAAP net income, non-GAAP net income attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS for the period should not be considered in isolation from or as an alternative to income from operations, net income, net income attributable to ordinary shareholders of Baozun Inc., net income attributable to ordinary shareholders of Baozun Inc. per ADS, or other financial measures prepared in accordance with U.S. GAAP.

We compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

A reconciliation of these non-GAAP financial measures in 2017, 2018, 2019, the six months ended June 30, 2019 and the six months ended June 30, 2020 to the nearest U.S. GAAP performance measures is provided below:

	For the year ended December 31,			For the six months ended June 30,
	2017	2018	2019	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Income from operations	256,332	355,773	383,653	131,636	173,442	24,549
Add:
Share-based compensation expenses	58,231	75,862	75,183	35,436	49,657	7,028
Amortization of intangible assets resulting from business acquisition	782	1,564	1,564	782	782	111
Non-GAAP income from operations	315,345	433,199	460,400	167,854	223,881	31,688
Net income	209,130	269,771	281,891	100,624	122,728	17,371
Add:
Share-based compensation expenses	58,231	75,862	75,183	35,436	49,657	7,028
Amortization of intangible assets resulting from business acquisition	782	1,564	1,564	782	782	111
Less:
Tax effect of amortization of intangible assets resulting from business acquisition	(196)	(392)	(392)	(196)	(196)	(28)
Non-GAAP net income	267,947	346,805	358,246	136,646	172,971	24,482
Net income (loss) attributable to ordinary shareholders of Baozun Inc	208,866	269,712	281,297	101,071	122,010	17,270
Add:
Share-based compensation expenses	58,231	75,862	75,183	35,436	49,657	7,028
Amortization of intangible assets resulting from business acquisition	398	796	796	398	398	56
Less:
Tax effect of amortization of intangible assets resulting from business acquisition	(100)	(200)	(200)	(100)	(100)	(14)
Non-GAAP net income attributable to ordinary shareholders of Baozun Inc	267,395	346,170	357,076	136,805	171,965	24,340
Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS:
Basic	4.95	6.11	6.16	2.37	2.93	0.41
Diluted	4.55	5.79	5.99	2.30	2.87	0.41
Weighted average shares used in calculating net income
Basic	162,113,815	169,884,906	173,937,013	173,310,034	176,119,872	176,119,872
Diluted	176,115,049	179,327,029	178,932,010	178,689,642	179,464,775	179,464,775

RESULTS OF OPERATIONS

The following table sets forth a summary of our consolidated results of operations for the periods indicated both in absolute amount and as a percentage of our total net revenues. Our historical results of  operations are  not  necessarily indicative of  the  results for  any future period.

	For the year ended December 31,						For the six months ended June 30,
	2017		2018		2019		2019		2020
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, per share and per ADS data and number of shares)
Net revenues
Product sales	2,257,632	54.4	2,516,862	46.7	3,422,151	47.0	1,466,738	49.0	1,628,931	230,560	44.3
Services	1,891,176	45.6	2,876,175	53.3	3,856,041	53.0	1,524,233	51.0	2,046,775	289,702	55.7
Total net revenues	4,148,808	100.0	5,393,037	100.0	7,278,192	100.0	2,990,971	100.0	3,675,706	520,262	100.0
Operating expenses(1)
Cost of products	(1,917,467)	(46.2)	(2,034,852)	(37.7)	(2,774,342)	(38.1)	(1,188,056)	(39.7)	(1,365,889)	(193,329)	(37.2)
Fulfillment	(818,173)	(19.7)	(1,262,302)	(23.4)	(1,678,191)	(23.1)	(679,519)	(22.7)	(988,339)	(139,890)	(26.9)
Sales and marketing	(910,843)	(22.0)	(1,338,970)	(24.8)	(1,815,642)	(24.9)	(724,573)	(24.2)	(888,136)	(125,707)	(24.2)
Technology and content	(140,689)	(3.4)	(268,973)	(5.0)	(392,951)	(5.4)	(190,163)	(6.4)	(198,140)	(28,045)	(5.4)
General and administrative	(116,554)	(2.8)	(154,845)	(2.9)	(215,660)	(3.0)	(97,126)	(3.2)	(103,827)	(14,696)	(2.8)
Other operating income (expense), net	11,250	0.3	22,678	0.4	(17,753)	(0.2)	20,102	0.7	42,067	5,954	1.1
Total operating expenses	(3,892,476)	(93.8)	(5,037,264)	(93.4)	(6,894,539)	(94.7)	(2,859,335)	(95.6)	(3,502,264)	(495,713)	(95.3)
Income from operations	256,332	6.2	355,773	6.6	383,653	5.3	131,636	4.4	173,442	24,549	4.7
Other income (expenses)
Interest income	13,350	0.3	8,017	0.1	42,614	0.6	15,023	0.5	19,670	2,784	0.5
Interest expense	(4,252)	(0.1)	(13,058)	(0.2)	(61,316)	(0.8)	(24,457)	(0.8)	(36,019)	(5,098)	(1.0)
Gain on disposal of investment	5,464	0.1	—	—	—	—	—	—	—	—	—
Impairment loss of investments	(6,227)	(0.2)	(9,021)	(0.2)	(9,021)	(0.1)	—	—	—	—	—
Exchange gain (loss)	(21)	(0.0)	(5,991)	(0.1)	(7,663)	(0.1)	(2,954)	(0.1)	(4,589)	(650)	(0.1)
Income before income tax and share of income (loss) in equity method investment	264,646	6.4	335,720	6.2	348,267	4.8	119,248	4.0	152,504	21,585	4.1
Income tax expense	(54,251)	(1.3)	(64,953)	(1.2)	(71,144)	(1.0)	(19,622)	(0.7)	(32,517)	(4,602)	(0.9)
Share of income (loss) in equity method investment	(1,265)	(0.0)	(996)	(0.0)	4,768	0.1	998	0.0	2,741	388	0.1
Net income	209,130	5.0	269,771	5.0	281,891	3.9	100,624	3.4	122,728	17,371	3.3
Net (income) loss attributable to noncontrolling interests	(264)	(0.0)	(59)	(0.0)	187	0.0	447	0.0	(787)	(111)	(0.0)
Net income attributable to redeemable noncontrolling interests	—	—	—	—	(781)	(0.0)	—	—	69	10	0.0
Net income attributable to ordinary shareholders of Baozun Inc.	208,866	5.0	269,712	5.0	281,297	3.9	101,071	3.4	122,010	17,270	3.3
Net income per share attributable to ordinary shareholders of Baozun Inc
Basic	1.29		1.59		1.62		0.58		0.69	0.10
Diluted	1.19		1.50		1.57		0.57		0.68	0.10
Net income per ADS attributable to ordinary shareholders of Baozun Inc.(2)
Basic	3.87		4.76		4.85		1.75		2.08	0.29
Diluted	3.56		4.51		4.72		1.70		2.04	0.29
Weighted average shares used in calculating net income per ordinary share

Basic	162,113,815	—	169,884,906	—	173,937,013	—	173,310,034	—	176,119,872	176,119,872	—
Diluted	176,115,049	—	179,327,029	—	178,932,010	—	178,689,642	—	179,464,775	179,464,775	—

(1)               Share-based compensation expenses are allocated in operating expenses items as follows:

	For the year ended December 31,			For the six months ended June 30,
	2017	2018	2019	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Fulfillment	(2,904)	(5,831)	(9,839)	(5,051)	(5,344)	(756)
Sales and marketing	(20,363)	(28,346)	(22,209)	(10,321)	(17,326)	(2,452)
Technology and content	(13,822)	(13,445)	(9,817)	(5,368)	(7,700)	(1,090)
General and administrative	(21,142)	(28,240)	(33,318)	(14,696)	(19,287)	(2,730)
Total	(58,231)	(75,862)	(75,183)	(35,436)	(49,657)	(7,028)

(2)           Each ADS represents three Class A ordinary shares.

PERIOD-TO-PERIOD COMPARISON OF RESULTS OF OPERATIONS

Six Months Ended June 30, 2020 Compared to Six months Ended June 30, 2019.

Net Revenues

Our total net revenues increased by 22.9% from RMB2,991.0 million in the six months ended June 30, 2019 to RMB3,675.7 million (US$520.3 million) in the six months ended June 30, 2020. Net revenues generated from product sales increased by 11.1% while net revenues from services increased by 34.3%. The increase in our net revenues generated from product sales was primarily attributable to the acquisition of new brand partners and the increased popularity of brand partners’ products, partially offset by slower growth in personal-care products in appliances category. The increase in our net revenues generated from services was primary driven by the increase in the number of brand partners under our consignment model and service fee model and growth in demand for our services.

Operating Expenses

Our operating expenses increased by 22.5% from RMB2,859.3 million in the six months ended June 30, 2019 to RMB3,502.3 million (US$495.7 million) in the six months ended June 30, 2020. This increase was due to the growth of our business, which resulted in increases in our  cost  of  products, fulfillment expenses, sales  and  marketing expenses, technology and content expenses, and general and administrative expenses.

Cost of Products. Our cost of products increased by 15.0% from RMB1,188.1 million in the six months ended June 30, 2019 to RMB1,365.9 million (US$193.3 million) in the six months ended June 30, 2020, primarily due to higher costs associated with an increase in product sales revenue, especially for newly acquired brand partners. Cost of products as a percentage of net revenues from product sales increased from 81.0% in the six months ended June 30, 2019 to 83.9% in the six months ended June 30, 2020 primarily due to promotions we conducted to stimulate sales amid the COVID-19 pandemic.

Fulfillment Expenses. Our fulfillment expenses increased by 45.4% from RMB679.5 million in the six months ended June 30, 2019 to RMB988.3 million (US$139.9 million) in the six months ended June 30, 2020. The increase was primarily driven by a rise in GMV contribution from our distribution and consignment models and specifically, (i) an increase in expenses charged by third-party couriers for dispatching and delivering our products, including incremental logistics costs associated with the outbreak of COVID-19 in China primarily in the first quarter of 2020, (ii) an increase in labor cost and expenses attributable to retrieval and sorting, as our volume of product sales increased and we provided more fulfillment services to our brand partners and as we hired more temporary workers during the COVID-19 outbreak which led to higher costs primarily in the first quarter of 2020, and (iii) an increase in rental expenses for our warehouses, which was primarily due to the increase in the aggregate gross floor area leased to support the expansion of warehousing and fulfillment service.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 22.6% from  RMB724.6  million  in  the  six  months  ended  June  30,  2019  to  RMB888.1  million (US$125.7 million) in the six months ended June 30, 2020. The increase was primarily due to (i) an increase in marketing and platform service fees as we engaged in more advertising activities to increase our GMV and (ii) an increase in labor cost as we hired additional sales and marketing personnel.

Technology and Content Expenses. Our technology and content expenses increased by 4.2% from RMB190.2 million in the six months ended June 30, 2019 to RMB198.1 million (US$28.0 million) in the six months ended June 30, 2020, which was primarily due to an increase in amortization of intangible assets as we enhanced our investment in the development of new and innovative technologies.

General and Administrative Expenses. Our general and administrative expenses increased by 6.9% from RMB97.1 million in the six months ended June 30, 2019 to RMB103.8 million (US$14.7 million) in the six months ended June 30, 2020. The increase was primarily due to an increase in administrative, corporate strategy, and business planning staff.

Other Operating Income, Net. Other operating income, net increased from RMB20.1 million in the six months ended June 30, 2019 to RMB42.1 million (US$6.0 million) in the six months ended June 30, 2020, primarily due to reversal of loss provision for a fire accident that occurred at a third-party warehouse in Shanghai on October 29, 2019 in an amount of RMB6.5 million (US$0.9 million) and an increase in government subsidies in an amount of RMB13.9 million (US$2.0 million).

Income from Operations

As a  result of the foregoing, our income from operations increased from RMB131.6 million in the six months ended June 30, 2019 to RMB173.4 million (US$24.5 million) in the six months ended June 30, 2020.

Interest Income

Our interest income increased from RMB15.0 million in the six months ended June 30, 2019 to RMB19.7 million (US$2.8 million) in the six months ended June 30, 2020, primarily due to higher average balance of our time deposit.

Interest Expense

Our interest expense increased from RMB24.5 million in the six months ended June 30, 2019 to RMB36.0 million (US$5.1 million) in the six months ended June 30, 2020, primarily due to higher average balance of our borrowings.

Exchange Gain (Loss)

Our exchange loss increased from RMB3.0 million in the six months ended June 30, 2019 to RMB4.6 million (US$0.7 million) in the six months ended June 30, 2020, primarily due to the depreciation of RMB against USD, as we had net liabilities in USD during the six months ended June 30, 2020.

Income Tax Expense

Our income tax expense increased from RMB19.6 million in the six months ended June 30, 2019 to RMB32.5 million (US$4.6 million) in the six months ended June 30, 2020, primarily due to increase in taxable profit.

Share of Income (Loss) in Equity Method Investment

Our share of income in equity method investment increased from RMB1.0 million in the six months ended June 30, 2019 to RMB2.7 million (US$0.4 million) in the six months ended June 30, 2020, primarily due to the recognition of share of income in equity method investment associated with our investment in Beijing Pengtai Baozun E-commerce Co., Ltd. and certain other equity investees.

Net Income

As a result of the foregoing, our net income increased from RMB100.6 million in the six months ended June 30, 2019 to RMB122.7 million (US$17.4 million) in the six months ended June 30, 2020.

Net Income Attributable to Ordinary Shareholders of Baozun Inc.

Our net income attributable to ordinary shareholders of Baozun Inc. increased from RMB101.1 million in the six months ended June 30, 2019 to RMB122.0 million (US$17.3 million) in the six months ended June 30, 2020.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018.

Net Revenues

Our total net revenues increased by 35.0% from RMB5,393.0 million in 2018 to RMB7,278.2 million in 2019. Net revenues generated from product sales increased by 36.0% while net revenues from services increased by 34.1%. The increase in our net revenues generated from product sales was primarily attributable to the increased popularity of brand partners’ products, improvement in the effectiveness of our marketing and promotional campaigns, and incremental contribution from newly-acquired brand partners in 2019. The increase in our net revenues generated from services was primarily due to the rapid growth in sales from existing brand partners and the addition of new brand partners under our consignment model and service fee model.

Operating Expenses

Our operating expenses increased by 36.9% from RMB5,037.3 million in 2018 to RMB6,894.5 million in 2019. This increase was due to the growth of our business, which resulted in increases in our cost of products, fulfillment expenses, sales and marketing expenses, technology and content expenses, and general and administrative expenses.

Cost of Products. Our cost of products increased by 36.3% from RMB2,034.9 million in 2018 to RMB2,774.3 million in 2019. Cost of products as a percentage of net revenues from product sales increased from 80.8% in 2018 to 81.1% in 2019 primarily due to a change in product mix resulting from our acquisition of new brand partners for distribution model in 2019.

Fulfillment Expenses. Our fulfillment expenses increased by 32.9% from RMB1,262.3 million in 2018 to RMB1,678.2 million in 2019. This increase was primarily due to the increase in GMV from RMB29,426.0 million in 2018 to RMB44,410.3 million in 2019 and specifically, (i) an increase of RMB205.0 million in expenses charged by third-party couriers for dispatching and delivering our products, (ii) an increase of RMB102.6 million in labor cost and expenses attributable to retrieval and sorting, as our volume of product sales increased and we provided more fulfillment services to our brand partners, and (iii) an increase in rental expenses for our warehouses, which was primarily due to the increase in the aggregate gross floor area leased to support the expansion of warehousing and fulfillment service.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 35.6% from RMB1,339.0 million in 2018 to RMB1,815.6 million in 2019. This increase was primarily due to an increase in marketing and platform service fees from RMB824.4 million in 2018 to RMB1,120.0 million in 2019, resulting from an increase in our advertising expenditures mainly on Tmall, as we engaged in more advertising activities to increase our GMV, and an increase in expenses incurred relating to digital marketing service. This increase was also attributable to increases in the personnel cost and other expenses attributable to online store operations due to the increase in the number of brand partners and expansion in the number of online stores operated by us.

Technology and Content Expenses. Our technology and content expenses increased by 46.1% from RMB269.0 million in 2018 to RMB393.0 million in 2019. The increase was primarily due to increased investment in our innovation center and the development of new and innovative technologies.

General and Administrative Expenses. Our general and administrative expenses increased by 39.3% from RMB154.8 million in 2018 to RMB215.7 million in 2019. The increase was primarily due to an increase in our administrative, corporate strategy, and business planning staff, as well as the provision for allowance for doubtful accounts in 2019.

Other Operating Income (Expense), Net. Other operating expense was RMB17.8 million in 2019, compared with other operating income of RMB22.7 million in 2018. The increase in other operating expense was mainly due to an operating loss of RMB45.5 million resulting from an accidental fire that occurred at a third-party warehouse in Shanghai on October 29, 2019.

Income from Operations

As a result of the foregoing, our income from operations increased from RMB355.8 million in 2018 to RMB383.7 million in 2019.

Interest Income

Our interest income increased from RMB8.0 million in 2018 to RMB42.6 million in 2019. This increase was primarily due to higher average balance of short-term investments (mainly time deposits) in 2019.

Interest Expense

Our interest expense increased from RMB13.1 million in 2018 to RMB61.3 million in 2019. This increase was primarily due to higher average balance of our borrowings in 2019.

Impairment Loss of Investments

Our impairment loss of investments was RMB9.0 million in 2019, compared with RMB9.0 million in 2018. Our impairment of investments in 2019 was due to the loss of investment in equity investees without readily determinable fair value. We review the investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable.

Exchange Loss

Our exchange loss increased from RMB6.0 million in 2018 to RMB7.7 million in 2019. This increase was primarily due to the depreciation of RMB against the U.S. dollar, as we had net liabilities in U.S. dollar during 2019.

Income Tax Expense

Our income tax expense was RMB71.1 million in 2019, compared with RMB65.0 million in 2018. Our income tax expense in 2019 was due to taxable profit generated in the same period.

Share of Income (Loss) in Equity Method Investment

Our share of income in equity method investment was RMB4.8 million in 2019, compared with loss of RMB1.0 million in 2018. Our share of income in equity method investment in 2019 resulted from our investment in Beijing Pengtai Baozun E-commerce Co., Ltd., or Pengtai Baozun, and other equity investees.

Net Income

As a result of the foregoing, our net income increased by 4.5% from RMB269.8 million in 2018 to RMB281.9 million in 2019.

Net Income Attributable to Ordinary Shareholders of Baozun Inc.

Our net income attributable to ordinary shareholders of Baozun Inc. was RMB281.3 million in 2019, compared with RMB269.7 million in 2018.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017.

Net Revenues

Our total net revenues increased by 30.0% from RMB4,148.8 million in 2017 to RMB5,393.0 million in 2018. Net revenues generated from product sales increased by 11.5% while net revenues from services increased by 52.1%. The increase in our net revenues generated from product sales was primarily due to the increased popularity of brand partners’ products and improvement in the effectiveness of our marketing and promotional campaigns, partially offset by a decrease in product sales revenue resulting from transition of a leading electronics brand partner from the distribution model to the consignment model in September 2017. The increase in our net revenues generated from services was primarily due to the rapid growth in sales from existing brand partners and the addition of new brand partners under our consignment model and service fee model.

Operating Expenses

Our operating expenses increased by 29.4% from RMB3,892.5 million in 2017 to RMB5,037.3 million in 2018. This increase was due to the growth of our business, which resulted in increases in our cost of products, fulfillment expenses, sales and marketing expenses, technology and content expenses, and general and administrative expenses.

Cost of Products. Our cost of products increased by 6.1% from RMB1,917.5 million in 2017 to RMB2,034.9 million in 2018. Cost of products as a percentage of net revenues from product sales decreased from 84.9% in 2017 to 80.8% in 2018 primarily due to the transition of a leading electronics brand partner ‘s business with lower product margin from the distribution model to the consignment model in September 2017.

Fulfillment Expenses. Our fulfillment expenses increased by 54.3% from RMB818.2 million in 2017 to RMB1,262.3 million in 2018. This increase was primarily due to the increase in GMV from RMB19,112.2 million in 2017 to RMB29,426.0 million in 2018 and specifically, (i) an increase of RMB230.5 million in expenses charged by third-party couriers for dispatching and delivering our products, (ii) an increase of RMB117.8 million in labor cost and expenses attributable to retrieval and sorting, as our volume of product sales increased and we provided more fulfillment services to our brand partners, and (iii) an increase in rental expenses for our warehouses, which was primarily due to the increase in the aggregate gross floor area leased to support the expansion of warehousing and fulfillment service.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 47.0% from RMB910.8 million in 2017 to RMB1,339.0 million in 2018. This increase was primarily due to an increase in marketing and platform service fees from RMB537.1 million in 2017 to RMB824.4 million in 2018, resulting from an increase in our advertising expenditures mainly on Tmall, as we engaged in more advertising activities to increase our GMV, and an increase in expenses incurred relating to digital marketing service. This increase was also attributable to increases in the personnel cost and other expenses attributable to online store operations due to the increase in the number of brand partners and expansion in the number of online stores operated by us.

Technology and Content Expenses. Our technology and content expenses increased by 91.2% from RMB140.7 million in 2017 to RMB269.0 million in 2018. The increase was primarily due to increased investment in our innovation center and the development of new and innovative technologies, including an increase in technology-focused staff from 552 as of December 31, 2017 to 868 as of December 31, 2018.

General and Administrative Expenses. Our general and administrative expenses increased by 32.9% from RMB116.6 million in 2017 to RMB154.8 million in 2018. The increase was primarily due to an increase in administrative, corporate strategy, and business planning staff.

Other Operating Income (Expense), Net. Our other operating income, net, increased by 101.6% from RMB11.3 million in 2017 to RMB22.7 million in 2018. The increase was primarily due to the increase in government subsidies received.

Income from Operations

As a result of the foregoing, our income from operations increased from RMB256.3 million in 2017 to RMB355.8 million in 2018.

Interest Income

Our interest income decreased from RMB13.4 million in 2017 to RMB8.0 million in 2018. This decrease was primarily due to lower average balance of short-term investments in 2018.

Interest Expense

Our interest expense increased from RMB4.3 million in 2017 to RMB13.1 million in 2018. This increase was primarily due to higher average balance of our borrowings in 2018.

Gain on Disposal of Investment

Our gain on disposal of investment was nil in 2018 compared with RMB5.5 million in 2017. Our gain on disposal of investment in 2017 was due to transfer of equity interests we held in equity investees.

Impairment Loss of Investments

Our impairment loss of investments was RMB9.0 million in 2018 compared with RMB6.2 million in 2017. Our impairment of investments in 2018 was due to the loss of investment in equity investees without readily determinable fair value. We review the investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable.

Exchange Loss

Our exchange loss increased from RMB21.4 thousand in 2017 to RMB6.0 million in 2018. This increase was primarily due to the depreciation of RMB against the U.S. dollar, as we had net liabilities in U.S. dollar during 2018.

Income Tax Expense

Our income tax expense was RMB65.0 million in 2018, compared with RMB54.3 million in 2017. Our income tax expense in 2018 was due to taxable profit generated in the same period.

Share of Income (Loss) in Equity Method Investment

Our share of loss in equity method investment was RMB1.0 million in 2018, compared with RMB1.3 million in 2017. Our share of loss in equity method investment in 2018 resulted from our investment in Baozun-CJ and other equity investees.

Net Income

As a result of the foregoing, our net income increased by 29.0% from RMB209.1 million in 2017 to RMB269.8 million in 2018.

Net Income Attributable to Ordinary Shareholders of Baozun Inc.

Our net income attributable to ordinary shareholders of Baozun Inc. was RMB269.7 million in 2018, compared with RMB208.9 million in 2017.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows and Working Capital

We have financed our operations primarily through cash generated from operating activities, proceeds from our public offerings and private placements, short-term and long-term bank borrowings, and issuance of the 2024 Notes. As of June 30, 2020, we had RMB1,606.4 million (US$227.4 million) in cash and cash equivalents and RMB159.9 million (US$22.6 million) in restricted cash. Our cash and cash equivalents generally consist of bank deposits. As of June 30, 2020, we had one-year credit facilities for an aggregate amount of RMB1,620.0 million (US$229.3 million) from seven Chinese commercial banks. Under these credit facilities, we had RMB183.5 million (US$26.0 million) short-term loans outstanding with a weighted average effective interest rate of 4.38% per annum, and had utilized credit of RMB343.9 million (US$48.7 million) as guarantee for the issuance of notes payable, and RMB91.9 million (US$13.0 million) for the issuance of letters of guarantee to our suppliers, so as of June 30, 2020, we had RMB1,000.7 million (US$141.6 million) available for future borrowing under these credit facilities.

In October 2019, we entered into a one-year bank loan contract under which we can borrow up to RMB700.0 million by October 2020 and the actual draw down amount is subject to the deposit pledged. As of June 30, 2020, the outstanding loan balance under this contract is nil.

In April 2019, we completed our offering of the 2024 Notes in the aggregate principal amount of US$275.0 million. Our 2024 Notes will mature on May 1, 2024, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 19.2308, before the ADS split, subject to change, of our ADSs per US$1,000 principal amount of the 2024 Notes. The conversion rate may be increased in connection with a make-whole fundamental change and is subject to adjustment upon occurrence of certain events. The holders may require us to repurchase all or portion of the 2024 Notes for cash on May 1, 2022, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. The 2024 Notes bear interest at a rate of 1.625% per annum, payable in arrears semi-annually on May 1 and November 1, began November 1, 2019.

Considering the fact that we have obtained approval of our board of directors for issuance of the 2024 Notes (including granting of conversion right and repurchase right to the noteholders as disclosed above) in accordance with our Articles of Association, the directors have exercised their fiduciary duty in granting the approval with a view to the best interests of us and our shareholders as a whole, and granting of such rights was driven by commercial reasons, and after consultation with our legal advisers, we are of the view that granting of such rights (i) does not contravene with the shareholders’ protection required under Rule 19C.07; and (ii) complies with all the rules and regulations of the Cayman Islands and Nasdaq Listing Rules. The Joint Sponsors, based on the forgoing, concur.

We believe that our current levels of cash balances, cash flows from operations and existing credit facilities will be sufficient to meet our anticipated cash needs to fund our operations for at least the next 12 months. In addition, our cash flows from operations could be affected by our payment terms with our brand partners. Furthermore, we may need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand, we may seek to issue debt or equity securities or obtain additional credit facilities.

Accounts Receivable

Our accounts receivable mainly represent amounts due from customers and consumers and are recorded net of allowance for doubtful accounts. Under the distribution model, we generally receive funds from the e-commerce platforms within no more than two weeks after online consumers have confirmed receipt of goods. We normally charge service fees to our brand partners with a credit period of one month to four months. As of December 31, 2017, 2018 and 2019 and June 30, 2020, our accounts receivable amounted to RMB1,085.7 million, RMB1,547.6 million, RMB1,800.9 million and RMB1,548.6 million (US$219.2 million), respectively. As of the Latest Practicable Date, we have settled RMB774.9 million (US$109.7 million) of our accounts receivable as of June 30, 2020, constituting 50.0% of the accounts receivable then outstanding, net of allowance for doubtful accounts. The increase in accounts receivable from December 31, 2017 to December 31, 2018 and further to December 31, 2019 was due to the increase in our product sales and service volumes. The decrease in accounts receivable from December 31, 2019 to June 30, 2020 was because we had higher product sales and service volumes in the fourth quarter due to year-end promotional events. Our accounts receivable turnover days were 75 days in 2017, 89 days in 2018, 84 days in 2019, 84 days in the six months ended June 30, 2019 and 82 days in the six months ended June 30, 2020, respectively. The increase in turnover days from 2017 to 2018 was due to the increase in the proportion of our revenues generated from services, which generally has longer payment terms. The decreases in turnover days from 2018 to 2019 and from the six months ended June 30, 2019 to the six months ended June 30, 2020 was due to efficiency enhancement of working capital management. Accounts receivable turnover days for a given period are equal to the average accounts receivable balances as of the beginning and the end of the period divided by total net revenues during the period and multiplied by the number of days during the period (i.e., the actual number of days in a given year for calculating turnover days in such year or 90 days for calculating turnover days in a given quarter).

Inventories

Our inventories were RMB382.0 million, RMB650.3 million, RMB896.8 million and RMB912.2 million (US$129.1 million) as of December 31, 2017, 2018 and 2019 and June 30, 2020, respectively. Our inventory turnover days were 66 days in 2017, 93 days in 2018, 102 days in 2019, 102 days in the six months ended June 30, 2019 and 119 days in the six months ended June 30, 2020. The increase in our inventories during the Track Record Period reflected the additional inventory required to support our sales volumes, and the increase of the scale of our existing and new brand partners under the distribution model. The increase in our inventory turnover days from 2017 to 2018 was due to the transition of a leading electronics brand partner ‘s business with quicker inventory turnover days from the distribution model to the consignment model in September 2017. The increase in our inventory turnover days from 2018 to 2019 was due to changes in our product mix with new brands acquired and our higher level of product purchases based on preferential procurement terms. The increase in our inventory turnover days from the six months ended June 30, 2019 to the six months ended June 30, 2020 was because product sales slowed down significantly primarily in the first quarter of 2020 as a result of COVID-19. Inventory turnover days for a given period are equal to the average inventory balances as of the beginning and the end of the period divided by total cost of products during the period and multiplied by the number of days during the period (i.e., the actual number of days in a given year for calculating turnover days in such year or 90 days for calculating turnover days in a given quarter).

Accounts Payable

Our accounts payable include accounts payable for payments in connection with inventory that we purchased and products sold under the consignment model and service fee model for which we are responsible for payment collection. As of December 31, 2017, 2018 and 2019 and June 30, 2020, our accounts payable amounted to RMB583.5 million, RMB886.3 million, RMB877.1 million and RMB413.2 million (US$58.5 million), respectively. The increase in accounts payable from December 31, 2017 to December 31, 2018 and further to December 31, 2019 reflected significant growth in our scale of operations. The increase in accounts payable from December 31, 2018 to December 31, 2019 was partially offset by the decrease in accounts payable for logistics expenses, for which we have not received the invoices of RMB317.3 million from certain logistics suppliers and was recorded in accrued expenses and other current liabilities as of December 31, 2019. The logistics expenses recorded in accrued expense and accounts payable in total as of December 31, 2017, 2018, 2019 and June 30, 2020 were RMB187.8 million, RMB268.9 million, RMB323.1 million and RMB258.0 million (US$36.5 million), respectively. The decrease in accounts payable from December 31, 2019 to June 30, 2020 was primarily because our accounts payable was generally higher at year-end due to the promotional events in the fourth quarter. Our accounts payable turnover days were 106 days in 2017, 132 days in 2018, 116 days in 2019, 110 days in the six months ended June 30, 2019 and 85 days in the six months ended June 30, 2020. The increase in accounts payable turnover days from 2017 to 2018 was mainly due to longer credit periods from our suppliers and brand partners and increased order volumes. The decreases in accounts payable turnover days from 2018 to 2019 and from the six months ended June 30, 2019 to the six months ended June 30, 2020 were mainly due to new brands acquired with shorter credit periods. Accounts payable turnover days for a given period are equal to the average accounts payable balances as of the beginning and the end of the period divided by total cost of products during the period and multiplied by the number of days during the period (i.e., the actual number of days in a given year for calculating turnover days in such year or 90 days for calculating turnover days in a given quarter).

Although we consolidate the results of our consolidated VIE, we only have access to cash balances or future earnings of our consolidated VIE through our contractual arrangements with it. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Shanghai Zunyi and Its Shareholders” in our 2019 Annual Report. For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “— Holding Company Structure.”

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our wholly foreign-owned subsidiaries in China only through loans or capital contributions, subject to the approval of or filing with government authorities and limits on the amount of capital contributions and loans. In addition, subject to applicable restrictions under PRC foreign exchange laws and regulations, our wholly foreign-owned subsidiaries in China may provide Renminbi funding to their respective subsidiaries through capital contributions and entrusted loans, and to our consolidated VIE only through entrusted loans. See “Risk Factors — Risks Related to Our Corporate Structure — PRC regulations of loans to PRC entities and direct investment in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of our offerings to make loans or additional capital contributions to our foreign-invested enterprises or consolidated affiliated entities.”

Renminbi may be converted into foreign exchange for current account items, including interest and trade-and service-related transactions. As a result, our PRC subsidiaries and our consolidated VIE in China may purchase foreign exchange for the payment of license, content or other royalty fees and expenses to offshore licensors, etc.

Our wholly foreign-owned subsidiary may convert Renminbi amounts that it generates in its own business activities, including technical consulting and related service fees pursuant to its contract with the consolidated VIE, as well as dividends it receives from its subsidiaries, into foreign exchange and pay them to its non-PRC parent companies in the form of dividends. However, current PRC regulations permit our wholly foreign-owned subsidiary to pay dividends to us only out of their accumulated profits, if any, determined in accordance with its articles of association and Chinese accounting standards and regulations. Our wholly foreign-owned subsidiary is required to set aside at least 10% of its after-tax profits after making up for previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the year ended			For the six months ended
	December 31,			June 30,
	2017	2018	2019	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net income	209,130	269,771	281,891	100,624	122,728	17,371
Adjustments to reconcile net income to net cash provided by (used in) operating activities	151,946	181,006	298,733	135,246	199,820	28,283
Changes in operating assets and liabilities	(530,150)	(549,279)	(279,228)	247,416	106,120	15,020
Net cash provided by (used in) operating activities	(169,074)	(98,502)	301,396	483,286	428,668	60,674
Net cash provided by (used in) investing activities	(639,163)	37,564	(1,133,451)	(1,077,017)	52,615	7,447
Net cash provided by (used in) financing activities	167,705	331,225	1,776,891	1,648,330	(245,639)	(34,768)
Net increase (decrease) in cash, cash equivalents and restricted cash	(640,532)	270,287	944,836	1,054,599	235,644	33,353
Cash, cash equivalents and restricted cash, beginning of year	968,151	293,657	582,855	582,855	1,526,810	216,106
Effect of exchange rate changes	(33,962)	18,911	(881)	(36,387)	3,846	545
Cash, cash equivalents and restricted cash, end of year	293,657	582,855	1,526,810	1,601,067	1,766,300	250,004

Operating Activities

Net cash provided by operating activities in the six months ended June 30, 2020 was RMB428.7 million (US$60.7 million) and primarily consisted of net income of RMB122.7 million (US$17.4 million), as adjusted for non-cash items, and the effects of changes in operating assets and liabilities. Adjustments for non-cash items primarily included RMB73.2 million (US$10.4 million) of depreciation and amortization, RMB62.5 million (US$8.8 million) of inventory write-down, RMB49.7 million (US$7.0 million) of share-based compensation and RMB12.8 million (US$1.8 million) of amortization of issuance cost of convertible senior notes. In the six months ended June 30, 2020, the principal items accounting for the changes in operating assets and liabilities were an increase in inventories of RMB77.8 million (US$11.0 million), a decrease in accounts payable of RMB465.3 million (US$65.9 million), a decrease in operating lease liabilities of RMB71.2 million (US$10.1 million) and a decrease in income tax payables of RMB45.2 million (US$6.4 million), partially offset by a decrease in accounts receivable of RMB254.9 million (US$36.1 million), a decrease in operating lease right-of-use assets of RMB73.1 million (US$10.4 million), a decrease in prepayments and other current assets of RMB9.8 million (US$1.4 million), an increase in notes payable of RMB258.3 million (US$36.6 million) and an increase in accrued expenses and other current liabilities of RMB157.7 million (US$22.3 million). Such changes in operating assets and liabilities were primarily due to seasonality and the impact of COVID-19.

Net cash provided by operating activities in the six months ended June 30, 2019 was RMB483.3 million and primarily consisted of net income of RMB100.6 million, as adjusted for non-cash items, and the effects of changes in operating assets and liabilities. Adjustments for non-cash items primarily included RMB56.1 million of depreciation and amortization, RMB36.7 million of inventory write-down, RMB35.4 million of share-based compensation and RMB4.1 million of amortization of issuance cost of convertible senior notes. In the six months ended June 30, 2019, the principal items accounting for the changes in operating assets and liabilities were an increase in inventories of RMB54.9 million, an increase in advances to suppliers of RMB15.5 million, a decrease in accounts payable of RMB323.2 million and a decrease in income tax payables of RMB32.0 million, partially offset by a decrease in accounts receivable of RMB305.6 million, an increase in notes payable of RMB203.8 million and an increase in accrued expenses and other current liabilities of RMB152.8 million. The increases in our inventories, advances to suppliers, notes payables and accrued expenses and other current liabilities were primarily due to growth of our business. The decreases in our accounts payable and accounts receivable were primarily due to seasonality.

Net cash provided by operating activities in 2019 was RMB301.4 million and primarily consisted of net income of RMB281.9 million, as adjusted for non-cash items, and the effects of changes in operating assets and liabilities. Adjustments for non-cash items primarily included RMB120.1 million of depreciation and amortization expenses, RMB76.2 million of inventory write-down, RMB75.2 million of share-based compensation expenses and RMB16.6 million of amortization of issuance cost of convertible senior notes. In 2019, the principal items accounting for the changes in operating assets and liabilities were an increase in inventories of RMB320.1 million, an increase in accounts receivable of RMB247.8 million, an increase in prepayments and other current assets of RMB100.7 million, and an increase in advances to suppliers of RMB39.2 million, partially offset by an increase in accrued expenses and other current liabilities of RMB242.5 million, an increase in notes payable of RMB183.9 million, and an increase in income tax payables of RMB19.2 million. The increase in our inventories, accounts receivable, prepayments and other current assets, advances to suppliers, notes payable and income tax payables was due to the growth of our business. Our accrued expenses and other current liabilities increased primarily due to increases in logistics, marketing and salary expenses payable.

Net cash used in operating activities in 2018 was RMB98.5 million and primarily consisted of net income of RMB269.8 million, as adjusted for non-cash items, and the effects of changes in operating assets and liabilities. Adjustments for non-cash items primarily included RMB75.9 million of share-based compensation expenses, RMB72.2 million of depreciation and amortization expenses and RMB38.7 million of inventory write-down, partially offset by deferred income tax of RMB22.9 million. In 2018, the principal items accounting for the changes in operating assets and liabilities were an increase in accounts receivable of RMB462.1 million, an increase in inventories of RMB307.0 million, an increase in prepayments and other current assets of RMB80.6 million, and an increase in advances to suppliers of RMB77.2 million, partially offset by an increase in accounts payable of RMB302.8 million, a decrease in amounts due from related parties of RMB56.5 million, and an increase in income tax payables of RMB32.3 million. The increase in our accounts receivable was due to an increase in service fees due from our brand partners as a result of an increase in our sales. The increase in our inventories, prepayments and other current assets, advances to suppliers, and accounts payable was due to the growth of our business.

Net cash used in operating activities in 2017 was RMB169.1 million and primarily consisted of net income of RMB209.1 million, as adjusted for non-cash items, and the effects of changes in operating assets and liabilities. Adjustments for non-cash items primarily included RMB58.2 million of share-based compensation expenses, RMB50.6 million of depreciation and amortization expenses, and RMB42.3 million of inventory write-down. In 2017, the principal items accounting for the changes in operating assets and liabilities were an increase in accounts receivable of RMB457.0 million, an increase in inventories of RMB106.8 million, an increase in prepayments and other current assets of RMB77.2 million, a decrease in notes payable of RMB67.1 million, and an increase in amounts due from related parties of RMB50.0 million, partially offset by an increase in accrued expenses and other current liabilities of RMB175.1 million, an increase in accounts payable of RMB54.5 million, and an increase in income tax payables of RMB14.6 million. The increase in our accounts receivable was due to an increase in service fees due from our brand partners as a result of an increase in our sales. The increase in our inventories, prepayments and other current assets, and accounts payable was due to the growth of our business. Our accrued expenses and other current liabilities increased primarily due to increases in logistics, marketing and salary expenses payable as a result of business growth.

We had negative operating cash flows for the years ended December 31, 2017 and 2018 primarily due to (i) increases in inventories and prepayments for goods driven by growing sales as we expanded our distribution model and (ii) increases in accounts receivables caused by rapid growth of our consignment and service fee models, which led to increases in our working capital. We had positive operating cash flows for the year ended December 31, 2019 and the six months ended June 30, 2020. We plan to further improve our operating cash flows position by improving our inventory and accounts receivable turnover days and obtain better settlement terms from our suppliers leveraging economies of scale.

Investing Activities

Net cash provided by investing activities was RMB52.6 million (US$7.5 million) in the six months ended June 30, 2020, and primarily consisted of proceeds from maturity of short-term investments, partially offset by (i) purchases of property and equipment, which comprised equipment for warehouse, computer hardware for newly hired employees and leasehold improvements, (ii) purchases of short-term investment, (iii) additions of intangible assets due to capitalization of internally developed software and (iv) investment in equity investees.

Net cash used in investing activities was RMB1,077.0 million in the six months ended June 30, 2019, and primarily consisted of (i) purchases of short-term investments, (ii) purchases of property and equipment, which comprised equipment for warehouse, computer hardware for newly hired employees and leasehold improvements, and (iii) additions of intangible assets due to capitalization of internally developed software.

Net cash used in investing activities was RMB1,133.5 million in 2019, and primarily consisted of (i) purchases of short-term investments, (ii) purchase of long-term time deposits, (iii) purchases of property and equipment, which comprised equipment for warehouse, computer hardware for newly hired employees and leasehold improvements, and (iv) additions of intangible assets due to cost incurred for internal development of software.

Net cash provided by investing activities was RMB37.6 million in 2018, and primarily consisted of proceeds from maturity of short-term investments, partially offset by purchases of property and equipment, which comprised equipment for warehouse, computer hardware for newly hired employees and leasehold improvements, and additions of intangible assets due to cost incurred for internal development of software.

Net cash used in investing activities was RMB639.2 million in 2017, and primarily consisted of (i) increase in short-term investments, (ii) purchases of property and equipment, which comprised buildings and equipment for warehouse, computer hardware for newly hired employees and leasehold improvements, (iii) addition of land use right acquired for a warehouse, (iv) additions of intangible assets due to cost incurred for internal development of software, and (v) cash paid for business combination, net of cash received.

Financing Activities

Net cash used in financing activities was RMB245.6 million (US$34.8 million) in the six months ended June 30, 2020, primarily attributable to repayment of short-term borrowings of RMB430.4 million (US$60.9 million), partially offset by proceeds from short-term borrowings of RMB185.4 million (US$26.2 million).

Net cash provided by financing activities was RMB1,648.3 million in the six months ended June 30, 2019, primarily attributable to proceeds of RMB1,856.8 million from issuance of convertible senior notes, net of issuance cost paid, and proceeds from short-term borrowings of RMB332.0 million, partially offset by repayment of short-term borrowings of RMB477.2 million and repayment of long-term borrowings of RMB69.4 million.

Net cash provided by financing activities was RMB1,776.9 million in 2019, primarily attributable to (i) proceeds of RMB1,847.8 million from issuance of convertible senior notes, net of issuance cost, and (ii) proceeds of RMB916.6 million from short-term bank loans, partially offset by repayment of short-term and long-term borrowings of RMB993.7 million.

Net cash provided by financing activities was RMB331.2 million in 2018, primarily attributable to proceeds from short-term bank loans of RMB780.1 million and a long-term loan of RMB63.3 million, partially offset by repayment of borrowings of RMB515.9 million.

Net cash provided by financing activities was RMB167.7 million in 2017, primarily attributable to proceeds from short-term bank loans of RMB329.4 million, partially offset by repayment of borrowings of RMB157.4 million and payment of follow-on public offering costs of RMB8.6 million.

INVESTMENT IN EQUITY INVESTEES

We hold 51% equity interest and CJ O Shopping holds 49% equity interest in Shanghai Baozun-CJ E-commerce Co., Ltd., or BCJ. In October 2019, we signed an agreement with CJ O Shopping whereby CJ O Shopping waived its participating rights in exchange for a put option that allows CJ O Shopping to sell its 49% equity interest in BCJ for a consideration of approximately RMB9.2 million in the event that BCJ’s net assets are less than RMB3 million. As such, we have obtained control over BCJ and accounted for BCJ as a consolidated subsidiary.

In January 2018, we invested RMB13.3 million to establish an e-commerce joint venture with Beijing Pengtai Interactive Advertising Co., Ltd., or Beijing Pengtai, through a joint venture agreement. We hold 49% equity interest and Beijing Pengtai holds 51% equity interest.

In July 2018, we entered into a joint venture agreement to establish an e-commerce joint venture with FRAG COMERCIO International SL, or FRAG. We and FRAG each holds 50% equity interest with a total consideration of RMB0.5 million.

In June 2019, we entered into an agreement with Hangzhou Juxi Technology Co., Ltd., or Juxi, to acquire 10% equity interest with a total consideration of RMB15 million.

In December 2019, we entered into an agreement with Jiangsu Shanggao Supply Chain Co., Ltd., or Jiangsu Shanggao, to acquire 10% equity interest with a total consideration of RMB1.5 million.

In January 2020, we invested RMB6 million (US$0.8 million) to establish an e-commerce joint venture with Signify (China) Investment Co., Ltd., or Signify Investment, through a joint venture agreement. We hold 20% equity interest and Signify Investment holds 80% equity interest.

We use the equity method to account for an equity investment over which we have significant influence but do not own a majority equity interest or otherwise control. We are deemed to have significant influence over Juxi and Jiangsu Shanggao because we have one board seat in each of these investees and the approval of the director we nominated is required for certain significant matters of these investees.

For information on the related party transactions between the equity investees and us, please see “Related Party Transactions.”

CAPITAL EXPENDITURES

We had capital expenditures of RMB349.2 million, RMB208.7 million, RMB152.9 million and RMB59.3 million (US$8.4 million) in 2017, 2018, 2019 and the six months ended June 30, 2020, respectively. Our capital expenditures were used primarily for (i) the purchase of buildings, computer hardware, office furniture and equipment and warehouse equipment, (ii) leasehold improvements, (iii) cost incurred for internal development of software, and (iv) land use rights. Actual future capital expenditures may differ from the amounts indicated above. We have no capital commitment as of December 31, 2017, 2018, 2019, or June 30, 2020.

HOLDING COMPANY STRUCTURE

Baozun Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and consolidated VIE in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with their articles of association and PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our consolidated VIE in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of the entity’s registered capital. Each of our PRC subsidiaries and our consolidated VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of June 30, 2020, the amount restricted, including paid-in capital and statutory reserve funds, was RMB1,863.4 million (US$263.7 million). Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Our VIE, Shanghai Zunyi, contributed an aggregate of 6.1%, 9.1%, 8.6% and 9.6% of our net revenues for the years ended December 31, 2017, 2018 and 2019 and the six months ended June 30, 2020, respectively.

INFLATION

Inflation in China has not materially impacted our results of operations in recent years. According to the NBS, the year-over-year increase in the consumer price index in years 2017, 2018 and 2019 was 1.6%, 2.1% and 2.9%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher inflation rates in China.

CONTRACTUAL OBLIGATIONS

The following sets forth information regarding our aggregate payment obligations under our contracts and commercial commitments as of June 30, 2020:

	Payments Due by Period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
	(in RMB thousands)

Operating lease obligations	434,887	142,240	190,385	83,347	18,915
Short-term loans	183,480	183,480	—	—	—
1.625% Convertible senior notes due 2024 with principal and interest	2,069,198	31,574	63,148	1,974,476	—
Payment obligation under certain retail product license agreement	502,573	39,300	140,356	322,917	—

Total	3,190,138	396,594	393,889	2,380,740	18,915

The 2024 Notes are in the aggregate principal amount of US$275.0 million. Our 2024 Notes will mature on May 1, 2024, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 19.2308, before the ADS split, subject to change, of our ADSs per US$1,000 principal amount of the notes. The conversion rate is subject to adjustment upon occurrence of certain events. The holders may require us to repurchase all or portion of the 2024 Notes for cash on May 1, 2022, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. The 2024 Notes bear interest at a rate of 1.625% per annum, payable in arrears semi-annually on May 1 and November 1, beginning on November 1, 2019.

As of June 30, 2020, we had outstanding amounts of short-term bank borrowings and convertible senior notes of RMB183.5 million and RMB1,895.2 million, respectively, which were unsecured and unguaranteed. As of June 30, 2020, we also had operating lease liabilities amounting to RMB376.6 million, certain of which were secured by the rental deposits and all of which were unguaranteed. For detailed information of our indebtedness, see “Consolidated Financial Statements” as set out in Exhibit 99.2.

As of June 30, 2020, we did not have significant contingent liabilities.

Save as disclosed above, since June 30, 2020 and up to the date of this prospectus, there has not been any material and adverse change in our indebtedness and contingent liabilities. Our directors do not foresee any potential difficulty in obtaining bank facilities should the need arise.

WORKING CAPITAL

We recorded net current assets of RMB1,317.5 million, RMB1,503.7 million, RMB3,366.4 million and RMB3,582.0 million (US$507.0 million), respectively, as of December 31, 2017, 2018 and 2019 and June 30, 2020. The following table sets forth a breakdown of our current assets and liabilities as of the dates indicated.

	As of December 31,			As of June 30,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
	(in thousands)

Current Assets
Cash and cash equivalents	244,809	457,340	1,144,451	1,606,390	227,370
Restricted cash	48,848	56,074	382,359	159,910	22,634
Short-term investments	312,614	56,535	844,040	724,370	102,528
Accounts receivable, net of allowance for doubtful accounts	1,085,669	1,547,631	1,800,896	1,548,649	219,197
Inventories, net	382,028	650,348	896,818	912,175	129,110
Advances to suppliers	88,881	166,076	214,771	193,558	27,396
Prepayments and other current assets	214,636	286,149	387,713	377,958	53,496
Amounts due from related parties	88,795	32,270	19,323	30,532	4,322

Total current assets	2,466,280	3,252,423	5,690,371	5,553,542	786,053

Current Liabilities
Short-term loan	172,000	436,200	428,490	183,480	25,970
Accounts payable (including accounts payable of consolidated VIE without recourse to the Company)	583,532	886,340	877,093	413,151	58,478
Notes payable	48,000	26,770	210,693	468,985	66,381
Income tax payables	30,420	62,764	81,966	36,804	5,209
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Company)	314,870	322,668	581,122	744,674	105,401
Amounts due to related parties	—	13,994	6,796	5,801	821
Current operating lease liabilities	—	—	137,855	118,689	16,799

Total current liabilities	1,148,822	1,748,736	2,324,015	1,971,584	279,059

Net current assets	1,317,458	1,503,687	3,366,356	3,581,958	506,994

For a detailed discussion of our cash position, the balance sheet item that has a material impact on our liquidity, as well as material changes in the various working capital items, see “— Liquidity and Capital Resources.”

Taking into account cash and cash equivalents on hand, our operating cash flows, the available bank facilities and the estimated net proceeds available to us from the Global Offering, our directors believe that we have sufficient working capital for our present requirements and for at least the next 12 months from the date of this prospectus.

OFF-BALANCE SHEET ARRANGEMENTS

We did not have any material off-balance sheet arrangements in fiscal years 2017, 2018 or 2019 or the six months ended June 30, 2020.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in Renminbi, while some of our cash and cash equivalents, restricted cash and short-term investments are denominated in U.S. dollars. Our exposure to foreign exchange risk primarily relates to such financial assets denominated in U.S. dollars. Any significant revaluation of Renminbi against the U.S. dollar may materially affect our financial position. The value of an investment in our ADSs are affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs are traded in U.S. dollars. We have not used any derivative financial instruments to hedge exposure to such risk.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably, and in the recent years the RMB has depreciated significantly against the U.S. dollar. In April 2012, the PRC government announced that it would allow RMB exchange rate to fluctuate in a wider range. On August 11, 2015, the PBOC allowed the RMB to depreciate by approximately 2% against the U.S. dollar. Since October 1, 2016, the RMB has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In 2017, the RMB appreciated approximately 7% against the U.S. dollar. In 2018, the RMB depreciated approximately 5% against the U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. Starting from the beginning of 2019, the Renminbi has depreciated significantly against the U.S. dollar again. In early August 2019, The PBOC sets the daily reference rate for the Renminbi at RMB7.0039 to US$1.00, the first time that the exchange rate of Renminbi to U.S. dollar exceeded RMB7.0000 to US$1.00 since 2008. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars we receive from our public offerings, and proceeds from issuance of our convertible senior notes into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, for the repayment of the principal and interest of our 2024 Notes, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

The RMB depreciated by 1.3% against the U.S. dollar in 2019. As of December 31, 2019, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB1,105.8 million and U.S. dollar-denominated cash and cash equivalents, restricted cash and short-term investments of US$166.7 million. Assuming we had converted RMB1,105.8 million into U.S. dollars at the exchange rate of RMB6.9618 for US$1.00, as of December 31, 2019, our U.S. dollar cash and cash equivalents, restricted cash and short-term investments would have been US$325.5 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash and cash equivalents, restricted cash and short-term investments would have been US$311.1 million instead. Assuming we had converted US$166.7 million into RMB at the exchange rate of RMB6.9618 for US$1.00, as of December 31, 2019, our RMB cash and cash equivalents, restricted cash and short-term investments would have been RMB2,266.3 million. If the RMB had depreciated by 10% against the U.S. dollar, our RMB cash and cash equivalents, restricted cash and short-term investments would have been RMB2,382.4 million.

As of June 30, 2020, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB1,495.5 million (US$211.7 million) and U.S. dollar denominated cash and cash equivalents, restricted cash and short-term investments of US$118.1 million. Assuming we had converted RMB1,495.5 million into U.S. dollars at the exchange rate of RMB7.0651 for US$1.00, as of June 30, 2020, our U.S. dollar cash and cash equivalents, restricted cash and short-term investments would have been US$329.8 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash and cash equivalents, restricted cash and short-term investments would have been US$310.5 million instead. Assuming we had converted US$118.1 million into RMB at the exchange rate of RMB7.0651 for US$1.00, as of June 30, 2020, our RMB cash and cash equivalents, restricted cash and short-term investments would have been RMB2,329.8 million. If the RMB had depreciated by 10% against the U.S. dollar, our RMB cash and cash equivalents, restricted cash and short-term investments would have been RMB2,413.2 million.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expense incurred by our short-term and long-term borrowings, including the 2024 Notes, and the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, due to changes in market interest rates, our future interest expense may increase and our future interest income may fall short of expectations.

Credit Risk

As of December 31, 2017, 2018 and 2019 and June 30, 2020, substantially all of our cash and cash equivalents and restricted cash were held by major financial institutions located in PRC, Hong Kong, Taiwan and Japan. We believe that we are not exposed to unusual risks as these financial institutions have high credit quality. We have not experienced any losses on deposits of cash and cash equivalents.

Our customers are generally reputable medium to large brands with proven track records, and our customers pay for our product sales through a network of third-party payment service providers. We have not experienced significant bad debts with respect to our accounts receivable, and made allowance for doubtful accounts of RMB1.7 million, RMB1.8 million, RMB10.7 million and RMB10.7 million (US$1.5 million) as of December 31, 2017, 2018 and 2019 and June 30, 2020, respectively.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

In May 2014, the FASB issued an accounting standard update Revenue from Contracts with Customers (ASC Topic 606) that changes the revenue recognition for companies that enter into contracts with customers to transfer goods or services. The standard is a comprehensive new revenue recognition model that requires revenue to be recognized in a manner depicting the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. We adopted this standard on January 1, 2018 using a full retrospective approach.

The full retrospective method requires an entity to present financial statements for all periods as if the new revenue standard had been applied to all prior periods. With the adoption of ASC 606, we recognize allowance for estimated sales returns on a gross basis rather than a net basis on the consolidated balance sheet. We record a right of return asset for products we expect to receive back from customers within other current assets and a liability for refunds payable within accrued expenses and other current liabilities on our consolidated balance sheet.

Our revenue recognition policies effective on the adoption date of ASC 606 are as follows:

We provide brand e-commerce solutions to our brand partners and the revenues are derived principally from product sales and services.

Product Sales

We generate product sales revenues primarily through selling the products that we purchase from our brand partners and/or their authorized distributors to consumers under the distribution model. Under this model, we identified one performance obligation which is to sell goods selected and purchased from our brand partners and/or their authorized distributors directly to customers through online stores we operate. Revenue under the distribution model is recognized on a gross basis and presented as product sales on the consolidated statements of operations, because (i) we, rather than the brand partner, are primarily responsible for fulfilling the promise to provide the specified good; (ii) we bear the physical and general inventory risk once the products are delivered to our warehouse; (iii) we have discretion in establishing price.

Product sales, net of discounts, return allowances, value added tax and related surcharges are recognized at the point in time when customers accept the products upon delivery. Revenues are measured as the amount of consideration we expect to receive in exchange for transferring products to consumers. Return allowances, which reduce revenue, are estimated utilizing the most likely amount method based on historical data we have maintained and our analysis of returns by categories of products.

A majority of our customers make online payments through third-party payment platforms when they place orders on websites of our online stores. The funds will not be released to us by these third-party payment platforms until the customers accept the delivery of the products at which point we recognize sales of products. A portion of our customers pay upon the receipt of products. Our delivery service providers collect the payments from our customers for us. We record a receivable on the balance sheet with respect to cash held by third-party couriers.

We utilize delivery service providers to deliver products to our consumers, which we refer to as shipping activities, but the delivery service is not considered as a separate obligation, as the shipping activities are performed before the consumers obtain control of the products. Therefore, shipping activities are not considered a separate promised service to the consumers, but rather are activities to fulfill our promise to transfer the products and are recorded as fulfillment expenses.

Services

In some instances, we act as a service provider, under the consignment model or service fee model, to facilitate our brand partners’ online sales of their branded products with the performance obligations to provide a variety of e-commerce services, including IT solutions, online store operation, digital marketing, customer service and warehousing and fulfillment services, of which brand partners may elect to use all or some services that best fit their needs. Each category of the services provided is considered as one performance obligation as they are distinct from each other. Most of our service contracts include multiple performance obligations as they include the provision of a combination of various services based on our brand partner ‘s requirements. We charge our brand partners a combination of fixed fees and/or variable fees based on the value of merchandise sold or other variable factors such as number of orders fulfilled. The transaction price is allocated to each performance obligation using the relative stand-alone selling price. We generally determine the stand-alone selling price based on the prices charged to comparable customers or expected cost plus margin.

Revenue generated from IT solutions such as one-time online store design and setup services is recognized when the services are rendered, while revenue generated from other services is recognized over the service term. We apply the practical expedient to recognize the services except for one-time online store design and setup services in the amount to which we have a right to invoice on a monthly basis with a credit period of one month to four months.

Revenue generated from these service arrangements is recognized on a gross basis and presented as services revenue on the consolidated statements of operations.

All the costs that we incur in the provision of the above services are classified as operating expenses on our consolidated statements of operations.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represents amounts invoiced and revenue recognized prior to invoicing when we have satisfied our performance obligation and have the unconditional right to payment.

We sometimes receive advance payments from consumers before the service is rendered, which is recorded as an advance from customers included in the accrued expenses and other current liabilities on the consolidated balance sheet.

Practical Expedients and Exemptions

We elect not to disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less (ii) contracts for which we recognize revenue at the amount that we have the right to invoice for services performed and (iii) contracts with variable consideration related to wholly unsatisfied performance obligations.

Inventories, net

Inventories, net, consisting of products available for sale, are valued at the lower of cost or market. Cost of inventories is determined using the weighted average cost method. Valuation of inventories is based on currently available information about expected recoverable value. The estimate is dependent upon factors such as historical trends of similar merchandise, inventory aging, historical and forecasted consumer demand and promotional environment. When evidence exists that the net realizable value of inventory is lower than its cost, a write-down is recognized in cost of products in the consolidated statements of operation in the period when it occurs. Inventory write-downs related to the accidents, i.e. fire, are recorded in other operating income (expense), net in the consolidated statements of operations.

Share-Based Compensation

We grant share options and restricted share units to eligible employees, management and directors and account for these share-based awards in accordance with ASC 718 Compensation — Stock Compensation.

Employees’ share-based awards are measured at the grant date fair value of the awards and recognized as expenses a) immediately at grant date if no vesting conditions are required; or b) using graded vesting method, net of estimated forfeitures, over the requisite service period, which is the vesting period.

All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

In determining the fair value of the restricted share units granted, the closing market price of the underlying shares on the grant date is applied.

Forfeitures are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates.

For modification of share-based awards, we record the incremental fair value of the modified award as share-based compensation on the date of modification for vested awards or over the remaining vesting period for unvested awards with any remaining unrecognized compensation expenses of the original awards. The incremental compensation is the excess of the fair value of the modified award on the date of modification over the fair value of the original award immediately before the modification.

Income Taxes

Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. We account for current income taxes on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

We account for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax bases of existing assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in our consolidated financial statements in the period of change.

In accordance with the provisions of ASC 740, we recognize in our financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. We estimate our liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process.

We have not had any significant unrecognized uncertain tax positions.

Intangible assets, net

Intangible assets mainly consist of trademark, internally developed software and supplier relationships. Trademarks are recorded at cost and amortized on a straight-line basis over the estimated economic useful life of 10 years. The trademarks have been used in our brand e-commerce business. They have been registered with relevant authorities and are effective for an initial period of ten years, subject to renewal upon expiration. We believe that ten years’ cash flows are reasonably expected from the contribution of the trademarks.

For internally developed software, we expense all internal-use software costs incurred in the preliminary project stage and capitalize direct costs associated with the development of internal-use software. This internally developed software mostly consists of order management, customer management and retailing solution systems, which are amortized over three years on a straight-line basis. We had internally developed software not yet available for use of RMB7.8 million, RMB26.7 million, RMB64.9 million and RMB41.3 million (US$5.8 million) as of December 31, 2017, 2018, 2019 and June 30, 2020, respectively. As there was no indicator of impairment as described in ASC 350-40-35-1 noted based on our qualitative review, we did not perform impairment analysis on the intangible assets not yet available for use during the Track Record Period.

Supplier relationships are generated from business combination in 2017, representing the relationship that arose as a result of existing supply agreements with certain brand partners of the subsidiary. Supplier relationships are recorded at fair value, and amortized on a straight-line basis over the estimated useful life of 10 years based on the following considerations:

a.                      Before the acquisition, the acquiree already had long-term cooperation with these brand partners.

b.                      These brand partners are still in business with us as of the Latest Practicable Date and there has not been any indication that they will terminate their cooperation with us in the near future.

c.                       Based on our historical experience with other brand partners, although cooperation agreements with brand partners typically have a term of 12 to 36 months, ten-year cooperation is common and represents a reasonable expectation.

Operating leases as lessee

We adopted ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”) on January 1, 2019 by using the modified retrospective method and did not restate the comparable periods. We have elected the package of practical expedients, which allows us not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. We also elected the practical expedient not to separate lease and non-lease components of contracts, and the short-term lease exemption for all contracts with lease terms of 12 months or less.

Under the new lease accounting standard, we determine if an arrangement is a lease or contains a lease at lease inception. For operating leases, we recognize a right-of-use asset and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheets at commencement date. We estimate our incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. Lease expense is recorded on a straight-line basis over the lease term.

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of our acquisition of interests in a subsidiary. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. Prior to January 1, 2020, we performed a two-step test to determine the amount, if any, of goodwill impairment. In Step 1, we compare the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, we perform Step 2 and compare the implied fair value of goodwill with the carrying amount of that goodwill for that reporting unit. An impairment charge equal to the amount by which the carrying amount of goodwill for the reporting unit exceeds the implied fair value of that goodwill is recorded, limited to the amount of goodwill allocated to that reporting unit. Starting from January 1, 2020, we adopted ASU 2017-04, which simplifies the accounting for good-will impairment by eliminating Step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step two to measure the impairment loss.

During the Track Record Period, the reporting units identified for goodwill impairment analysis reached steady growth in revenue and gross margin, and there were no adverse factors on their business noted. Based on the qualitative assessment, we concluded that it was not more likely than not that the fair value of each reporting unit was less than the carrying amount, and thus we were not required to perform the quantitative impairment test during the Track Record Period.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

See Note 2(af) to the Historical Financial Information in Exhibit 99.2.

DIVIDEND POLICY

Our board of directors has complete discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon various factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Risk Factors — Risks Related to Our Shares, ADSs and the Listing — Because we do not expect to pay dividends in the foreseeable future, holders of our Shares and/or ADSs must rely on price appreciation of our Shares and/or ADSs for return on their investment.”

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. Dividends distributed by Shanghai Baozun, our major PRC subsidiary, to us are subject to PRC taxes. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated distributable after-tax profits, if any, determined in accordance with their respective articles of association and Chinese accounting standards and regulations. See “Risk Factors — Risks Related to Doing Business in the People’s Republic of China — We may rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements.”

If we pay any dividends, we will pay our ADS holders to the same extent as holders of our Class A ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

NO MATERIAL ADVERSE CHANGE

After due and careful consideration, our directors confirm that, up to the date of this prospectus, there has not been any material adverse change in our financial or trading position or prospects since June 30, 2020, and there is no event since June 30, 2020 which would materially affect the information shown in the Accountant’s Report in Exhibit 99.2.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following section sets forth updated information concerning our directors, senior management and share incentive plans subsequent to the filing of our 2019 Annual Report.

GENERAL

The following table sets out certain information in respect of our directors and senior management:

Name	Age	Position(s)/roles and responsibilities	Date of appointment	Year of joining our Group

Director
Mr. Vincent Wenbin Qiu (仇文彬)	[52]	Co-founder, Chairman and Chief Executive Officer	Chairman in December 2013 and Chief Executive Officer in December 2013	2007
Mr. Junhua Wu (吳駿華)	[42]	Co-founder, Director and Chief Growth Officer	Director in December 2013 and Chief Growth Officer in December 2017	2007
Mr. Satoshi Okada (岡田聡良)	[61]	Director	October 2014	2014
Ms. Jessica Xiuyun Liu (劉秀雲)	44	Director	July 2017	2017
Mr. Yiu Pong Chan	48	Independent Director	May 2015	2015
Ms. Bin Yu (余濱)	[50]	Independent Director	May 2015	2015
Mr. Steve Hsien-Chieng Hsia	56	Independent Director	May 2016	2016
Mr. Benjamin Changqing Ye (葉長青)	49	Independent Director	May 2016	2016
Senior Management
Mr. Robin Bin Lu (呂彬)	[50]	Chief Financial Officer	November 2018	2018
Mr. Aaron Kwok Yuen Lung (郭元龍)	55	Chief Human Resource Officer	October 2014	2014
Mr. Peter Tao Liang (梁濤)	[33]	Vice President	November 2019	2014
Mr. Angus Yang Cao (曹陽)	44	General Manager	May 2018	2018
Mr. Jason Nan Xie	47	Vice President	December 2019	2019

DIRECTORS

The board currently consists of 9 directors, including five independent directors. See “— Board Practices” for the functions and duties of the Board. In addition, the Board is responsible for exercising other powers, functions and duties in accordance with the Articles of Association, and all applicable laws and regulations, including the Hong Kong Listing Rules.

Mr. Vincent Wenbin Qiu is one of our co-founders. Since the founding of our business in 2007, Mr. Qiu has served as chairman of our board of directors and our chief executive officer. Mr. Qiu also has served as a director of several companies in which we have invested. Prior to founding our company, Mr. Qiu participated the founding of Erry Network Technology (Shanghai) Co., Ltd. (“Shanghai Erry”), in 2000, a company specialized in providing supply chain management solutions and services to consumer brands in China, and served as Shanghai Erry’s chief executive officer from March 2000 to January 2007. From 1993 to 2000, Mr. Qiu worked as a technical and solution architect and held technical management positions in various multinational companies, including NCR (Shanghai) Technology Services Ltd., China Hewlet-Packard Co., Ltd. (HP China) and Sun Microsystems (China) Limited. Mr. Qiu obtained his bachelor ‘s degree in electronic engineering from Tsinghua University in July 1992 in Beijing, the PRC.

Mr. Junhua Wu is one of our co-founders and has served as our chief operating officer from the founding of our business in 2007 to December 2017, as our chief growth officer since December 2017, and as our director since 2012. He primarily supervises our apparel and beauty business. From September 2001 to April 2007, Mr. Wu served as director of the professional service department at Shanghai Erry. From April 2000 to September 2001, he worked as senior IT manager in Goodbaby International Group, an international durable juvenile products company headquartered in China.

Mr. Satoshi Okada has served as a member on our board since October 2014. Mr. Okada has also served as director at Alibaba.com Japan since October 2008, as a director of GDS Holdings Limited, a China-based developer and operator of high-performance data centers listed on The Nasdaq Stock Market since 2014, and as a director of Tsubasa Corporation since December 2014. From April 2000 to January 2005, Mr. Okada had held various management positions within the Softbank Corp. group. He also served as director at Alibaba.com Limited from 2007 to 2012, Ariba Japan K.K., a technology company, from January 2001 to January 2005 and DeeCorp Limited, a software company, from February 2005 to March 2006.

Ms. Jessica Xiuyun Liu has served as a member of our board since July 2017. Ms. Liu currently serves as a senior president of Lazada in Alibaba Group. Ms. Liu joined Alibaba Group in August 2012 as the senior operation expert of the Tmall sports & outdoor department. Since then, she has served in various leadership roles in Alibaba Group, including the president and the senior president of Tmall apparel department, respectively. Ms. Liu received her bachelor ‘s degree in economics from Nankai University in June 1997 and her master ‘s degree in economics from the University of International Business and Economics in June 2000 in China.

Mr. Yiu Pong Chan has served as our independent director since May 2015. Mr. Chan served as an executive director from September 2012 to March 2014 and as a managing director from April 2014 to June 2018, at L Catterton Asia, formerly named as L Capital Asia, a private equity fund based in Singapore which is backed by LVMH Moët Hennessy Louis Vuitton S.A, a multinational luxury products company. Mr. Chan was also a non-executive director at Dr. Wu Skincare Co., Ltd, a Taiwan-based company that provides non-surgical skincare products and solutions, from April 2014 to June 2018, and a board observer at YG Entertainment Inc., a music and entertainment company in South Korea from March 2015 to March 2018. Mr. Chan was a vice president and a director at Crescent Point Group from August 2006 to September 2007, and from October 2007 to June 2011, respectively. From June 2002 to June 2006, Mr. Chan was a director of Lone Star Asia-Pacific LTD., Taiwan Branch. Mr. Chan worked with McKinsey & Co. Inc. Hong Kong from February 1999 to June 2002. Mr. Chan holds a master ‘s degree of commerce in accounting and finance with first-class honor in April 1999 and a bachelor ‘s degree of commerce in May 1996 from the University of Auckland.

Ms. Bin Yu has served as our independent director since May 2015. Ms. Yu served as the chief financial officer of Lingochamp Information Technology (Shanghai) Co., Ltd., an AI technology driven education company, from September 2017 to January 2020. Ms. Yu has been a director of iDreamSky Technology Holdings Limited, a China-based digital entertainment platform operator listed on the Hong Kong Stock Exchange, since May 2018. Ms. Yu has been a  director of GDS Holdings Limited since November 2016. Ms. Yu has also been an independent director and the audit committee chair of Tian Ge Interactive Holdings Limited, a live social video platform in China listed on the Hong Kong Stock Exchange, since June 2014. In addition, Ms. Yu served as chief financial officer of Innolight Technology Corporation, a high-speed optical transceiver supplier in China from January 2015 to May 2016 and the chief financial officer of Star China International Media Limited, a company engaged in the entertainment TV programs business. She previously served as the chief financial officer from 2012 to 2013, and the vice president of finance from 2011 to 2012, of Youku Tudou Inc.’s predecessor, Tudou Holdings Limited. Ms. Yu obtained a master ‘s degree in education and a master ‘s degree in accounting from the University of Toledo in the United States in August 1998 and May 1999, respectively, and an EMBA degree from Tsinghua University and INSEAD in January 2013 in Beijing, the PRC. She was a Certified Public Accountant in the United States admitted by the Accountancy Board of Ohio.

Mr. Steve Hsien-Chieng Hsia has served as our independent director since May 2016. Mr. Hsia has been the chief executive officer of the Silicon Valley STEAM Education & Research Association, a non-profit education association promoting STEAM education in Silicon Valley, since May 2018. Mr. Hsia has been the co-founder, director and chief executive officer of Young Outliers, Inc., a Silicon Valley-based education service company since November 2014. Mr. Hsia has served as a board member of Malaysia Digital Economy Corporation Sdn Bhd, a dedicated government agency entrusted to develop, coordinate, and promote Malaysia’s national digital economy since January 2015; and a director of Wearnes- Starchase Limited, a Singapore-based premium and luxury automobile dealership company, since November 2018. From 2011 to 2013, Mr. Hsia served as the Asia-Pacific chief operating officer of Wunderman Worldwide, LLC, a digital marketing agency under WPP, LLC, an advertising and media holding company. Mr. Hsia co-founded and served as chief executive officer of AGENDA Corporation, a digital marketing agency in Asia from February 1996 to 2013. Prior to AGENDA Corporation (formerly known as DeliriumCyberTouch Corporation and CyberTouch, respectively), Mr. Hsia co-founded NextWare, an enterprise software company in Malaysia and served as the managing director from 1991 to February 1996. Mr. Hsia received his bachelor ‘s degree in computer science from the University of California, Berkeley in May 1987.

Mr. Benjamin Changqing Ye has served as our independent director since May 2016. Mr. Ye has also served as an independent director of Ascentage Pharma Group International, a biotech company listed on the Hong Kong Stock Exchange, since June 2019, and a member of the audit committee and the nomination committee since October 2019; an independent director and a member of the audit and risk management committee, the nomination committee and the remuneration committee of Jinxin Fertility Group Limited, a specialized fertility service provider listed on the Hong Kong Stock Exchange, since June 2019; an independent director and a member of the audit committee, the nomination and remuneration committee and the risk management committee of Luzhou Bank, a commercial bank listed on the Hong Kong Stock Exchange, since December 2018, and the related party transaction control committee since May 2019; and an independent director, the chairman of the audit committee, and a member of the nomination and corporate governance committee of Niu Technologies Inc., a provider of smart urban mobility solutions listed on The Nasdaq Stock Market, since October 2018. In addition, Mr. Ye has served as a director of Hygeia Healthcare Holdings Co., Limited, an oncology healthcare company listed on the Hong Kong Stock Exchange, since September 2019. From February 2011 to December 2015, Mr. Ye was a managing director. the chief financial officer and a member of the investment committee of CITIC Private Equity Funds Management Co., Ltd. From April 1993 to January 2011, Mr. Ye worked for PricewaterhouseCoopers, where he mainly focused on M&A advisory work, and successively served as a partner in advisory department, the head of advisory department of Shanghai office and the head of M&A department of Shanghai office of PricewaterhouseCoopers in China. Mr. Ye received his bachelor ‘s degree in journalism from Huazhong University of Science and Technology in July 1992 in Wuhan, the PRC and an MBA degree from University of Warwick in November 1999 in the United Kingdom. Mr. Ye is a qualified accountant of the Chinese Institute of Certified Public Accountants.

SENIOR MANAGEMENT

Mr. Robin Bin Lu has served as our chief financial officer since November 2018. Mr. Lu served as chief financial officer of LightInTheBox Holding Co., Ltd., a leading cross-border e-commerce company, from 2014 to September 2018. Mr. Lu was chief financial officer and an Executive Director of A8 New Media Group Limited (prior name: A8 Digital Music Holdings Limited), a company listed on the Hong Kong Stock Exchange, from August 2011 to May 2014. Robin has also held various management positions at Anaren, Inc., China Network Communication Co., Ltd. (which was acquired by China Unicom) and Dell. Mr. Lu received his bachelor ‘s degree in engineering from Tsinghua University in July 1992 in Beijing, the PRC, and his MBA degree from The Ohio State University in June 2000.

Mr. Aaron Kwok Yuen Lung currently serves as our chief human resources officer and as general manager of our home appliances and digital products business. Mr. Kwok joined us in October 2014. Prior to joining us, Mr. Kwok was a non-executive director at Beijing VastSmart Trading Co., Ltd from 2012 to 2014. From April 2003 to November 2011, Mr. Kwok successively worked as person in charge of electronic display equipment department, person in charge of new channel department and director of computer accessories department of Philips (China) Investment Co., Ltd. Mr. Kwok received his bachelor ‘s degree in computer science from Fudan University in July 1989 in Shanghai, the PRC.

Mr. Peter Tao Liang currently serves as our vice president, in charge of operation of logistics and supply chain group. Mr. Liang rejoined us in November 2019. Mr. Liang served as our vice president, primarily supervising our logistic and administrative departments, from January 2017 to August 2019. Prior to that, Mr. Liang held a number of positions with us, including our logistics director from April 2014 to January 2017, our sales operation director, responsible for coordinating the front-back operation, from January 2011 to April 2014, our sales director of fast moving consumer products from September 2009 to January 2011, and our manager of logistic from March 2009 to September 2009.

Mr. Angus Yang Cao has served as our general manager in charge of our TIC since July 2019, and has served as the special assistant to the CEO since May 2018. Prior to joining us, Mr. Cao served in the product supply department of Procter & Gamble (Guangzhou) Ltd., a fast-moving consumer goods company, from January 2002 to May 2018. Mr. Cao has extensive experience in manufacturing and operation, innovation and development, and supply chain management. Mr. Cao received his bachelor ‘s degree in welding and automation and his master ‘s degree in material manufacturing automation from Huazhong University of Science and Technology in June 1999 and June 2002 in Hubei, Wuhan, the PRC, respectively.

Mr. Jason Nan Xie has served as our vice president in charge of IT engineering and management since December 2019. Prior to joining us, Mr. Xie worked as the chief technology officer at Guangzhou Yingzi Technology Inc., a farm-to-table supply chain technology company, from August 2018 to June 2019. From June 2014 to March 2018, Mr. Xie served as the general manager in charge of R&D operations at Vipshop (US) Inc., a big data and artificial intelligence focused technology subsidiary affiliated to Vipshop Holdings Limited, which is a Chinese online discount retailer listed on the New York Stock Exchange. Mr. Xie worked as a senior product manager at eBay from January 2012 to June 2014. Mr. Xie has extensive experience in enterprise applications and consumer internet industries. He received his bachelor ‘s degree in mathematics from the University of North Carolina at Chapel Hill in May 1997 and master ‘s degree in computer sciences from the University of Wisconsin-Madison in May 2000 in the U.S.

We, our chief executive officer and our chief financial officer have been named as defendants in shareholder class action lawsuits. These suits, which are captioned Snyder, et. al. v. Baozun Inc. et. al. (Case No.: 1: 19 cv-11290) and AUS, et. al. v. Baozun Inc., et. al. (Case No.: 1: 19 cv-11812), allege, among other things, that defendants made materially false and misleading statements, or failed to disclose material facts, regarding the termination of our business relationship with Huawei Technologies Co. Ltd. Please refer to “Our Business — Legal Proceedings,” for details of the claims and the latest status. We believe that the claims are without merit and intend to vigorously defend against the actions and Mr. Vincent Wenbin Qiu is qualified to act as our chairman and director in compliance with Rule 3.08 and 3.09 of the Hong Kong Listing Rules.

COMPENSATION

Compensation of Directors and Executive Officers

For fiscal years 2017, 2018 and 2019 and the six months ended June 30, 2020, we accrued aggregate fees, salaries and benefits (excluding equity-based grants) of approximately RMB8.5 million,  RMB9.0  million,  RMB11.7  million  and  RMB7.3  million  (US$1.0  million), respectively to our directors and executive officers as a group. During the same period, we granted an aggregate of 597,953 RSUs, 672,633 RSUs, 564,201 RSUs and 785,712 RSUs to our directors and executive officers. We have neither set aside nor accrued any amount of cash to provide pension, retirement or other similar benefits to our officers and directors. Our PRC subsidiaries and variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits.

The board, acting on the recommendation of our compensation committee, may determine the remuneration to be paid to non-employee directors, being our directors other than our executive directors, namely Mr. Satoshi Okada, Ms. Jessica Xiuyun Liu, Mr. Yiu Pong Chan, Ms. Bin Yu, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye. We do not provide employee directors with any additional remuneration for serving as directors other than their remuneration as our employees. Pursuant to our service agreements with our directors, neither we nor our subsidiaries provide benefits to directors upon termination of employment.

For information regarding equity-based grants to directors and executive officers, see “—Share Incentive Plans.”

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a three-year period. We may terminate an executive officer ‘s employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including serious or persistent breach or non-observance of the employment terms or a conviction of a criminal offense. An executive officer may terminate his/her employment at any time with one-month prior written notice. Furthermore, we may terminate the employment at any time without cause upon advance written notice and certain amount of compensation payment.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use, except for our benefit, any confidential information of our company. In addition, the majority of our executive officers have agreed to be bound by non-competition restrictions which are set forth in his or her employment agreement.

Indemnification

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our Memorandum and Articles of Association permit indemnification of officers and directors for losses, damages costs and expenses incurred in their conduct of the company’s business or affairs (including as a result of any mistake or judgment) or in the execution or discharge of his duties, powers, authorities or discretions unless such losses or damages arise from dishonesty, fraud or wilful default of such directors or officers. In addition, we have entered into, indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our Memorandum and Articles of Association. Pursuant to the indemnification agreements, we agree to hold harmless and indemnify our directors and officers against all expenses, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf, in connection with any proceedings which the indemnitee was, is or will be involved as a party, including, without limitation, all liability arising out of the negligence or passive wrongdoing of the indemnitee, except that we shall not be obligated to make any payment to the indemnitee that is finally determined to be unlawful or as specified in the indemnification agreements.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Share Incentive Plans

We have adopted a number of share incentive plans since our inception. The following share incentive plans are those currently in effect:

•                          2014 Share Incentive Plan, or the 2014 Plan; and

•                          2015 Share Incentive Plan, or the 2015 Plan.

The following summarizes, as of the June 30, 2020, the options and restricted share units that we granted to our directors and executive officers and to other individuals as a group under our share incentive plans to attract and retain the best available personnel, to provide additional incentives to selected employees, directors, and consultants and to promote the success of our business. We and our directors, executive officers and other employees who are PRC residents and who have been granted options or restricted share units will be required to register with SAFE pursuant to applicable PRC laws. See “Risk Factors — Risks Related to Doing Business in the People’s Republic of China — Any failure to comply with PRC regulations regarding our employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

2014 Share Incentive Plan and 2015 Share Incentive Plan

In January 2010, Shanghai Baozun adopted a share incentive plan, or the Shanghai Baozun Plan. On May 30, 2014, we adopted our 2014 Share Incentive Plan, or the 2014 Plan, to roll over the options granted under Shanghai Baozun Plan with the same amount, terms and vesting schedule. The maximum number of shares which may be issued pursuant to all awards under the 2014 Plan is 20,331,467. As of June 30, 2020, the number of shares which may be issued pursuant to all outstanding options under the 2014 Plan is 2,168,859.

On May 5, 2015, we adopted our 2015 Plan, which was amended in July 2016. The maximum number of shares which may be issued pursuant to all awards under the 2015 Plan was 4,400,000 initially. As the unissued shares reserved under the 2015 Plan accounted for less than 2% of the then total issued and outstanding shares on an as-converted basis on December 31, 2015, pursuant to the 2015 plan, the number of shares reserved for future issuances under the 2015 Plan was increased by 2,641,679 to 2% of the total issued and outstanding shares as of January 1, 2016, which was 3,029,427. Pursuant to the 2015 Plan, as amended, if on December 31 of each year beginning in 2016, the unissued shares reserved under the 2015 Plan account for less than 1.5% of the then total issued and outstanding shares on an as-converted basis, then on the first day of the next calendar year, the number of shares reserved for future issuances under the 2015 Plan shall be automatically increased to 1.5% of the then total issued and outstanding Shares. On December 31, 2016, as the unissued shares reserved under the 2015 Plan accounted for less than 1.5% of the then total issued and outstanding shares on an as-converted basis, on January 1, 2017, the number of shares reserved for future issuances under the 2015 Plan was automatically increased by 2,334,986 to 1.5% of the then total issued and outstanding shares, which was 2,391,180. On December 31, 2017, as the unissued shares reserved under the 2015 Plan accounted for less than 1.5% of the then total issued and outstanding shares on an as-converted basis, on January 1, 2018, the number of shares reserved for future issuances under the 2015 Plan was automatically increased by 996,171 to 1.5% of the then total issued and outstanding shares, which was 2,491,881. On December 31, 2018, as the unissued shares reserved under the 2015 Plan accounted for less than 1.5% of the then total issued and outstanding shares on an as-converted basis, on January 1, 2019, the number of shares reserved for future issuances under the 2015 Plan was automatically increased by 523,529 to 1.5% of the then total issued and outstanding shares, which was 2,588,229. On December 31, 2019, as the unissued shares reserved under the 2015 Plan accounted for less than 1.5% of the then total issued and outstanding shares on an as-converted basis, on January 1, 2020, the number of shares reserved for future issuances under the 2015 Plan was automatically increased by 491,977 to 1.5% of the then total issued and outstanding shares, which was 2,823,295. The shares which may be issued pursuant to the awards under the 2015 Plan shall be Class A ordinary shares. As of June 30, 2020, the number of shares that may be issued pursuant to all outstanding options and restricted share units under the 2015 Plan is 3,620,618.

Types of Awards. The 2014 Plan and the 2015 Plan permit the grant of several kinds of awards, including among others, options, restricted shares, restricted share units and share appreciation rights.

Plan Administration. Our board of directors will administer the 2014 Plan and the 2015 Plan, and may delegate its administrative authority to a committee of one or more members of our board or our chief executive officer, subject to certain restrictions. Among other things, the board of directors will designate the eligible individuals who may receive awards, and determine the types and number of awards to be granted and terms and conditions of each award grant. The administrator of the 2014 Plan and the 2015 Plan has the power and discretion to cancel, forfeit or surrender an outstanding award under the 2014 Plan and the 2015 Plan, respectively.

Award Agreements. Options and other awards granted under the 2014 Plan and the 2015 Plan will be evidenced by a written award agreement that sets forth the material terms and conditions for each grant.

Eligibility. We may grant awards to the employees, consultants rendering bona fide services to us or our affiliated entities designated by our board, as well as our non-employee directors, provided that awards cannot be granted to consultants or non-employee directors who are resident of any country in the European Union, and any other country which pursuant to applicable laws does not allow grants to non-employees.

Term of the Option and Stock Appreciation Rights. The term of each option and stock appreciation right granted will not exceed ten years, and the board of directors may extend the term subject to certain limitation under relevant applicable regulations.

Acceleration of Awards upon Corporate Transactions. The board of directors may, in its sole discretion, upon or in anticipation of a corporate transaction, accelerate awards, purchase the awards from the holder or replace the awards.

Vesting Schedule. In general, the board of directors determines the vesting schedules.

Amendment and Termination. The board of directors may at any time amend, modify or terminate the 2014 Plan or the 2015 Plan subject to shareholder approval to the extent required by laws. Additionally, shareholder approval will be specifically required to increase the number of shares available under the 2014 Plan, or to permit the board of directors to extend the term or the exercise period of an option or share appreciation right beyond ten years, or if amendments result in material increases in benefits or a change in eligibility requirements. Any amendment, modification or termination of the 2014 Plan or the 2015 Plan must not impair any rights or obligations under awards already granted without consent of the holder of such awards. Unless terminated earlier, the 2014 Plan and the 2015 Plan will expire and no further awards may be granted after the tenth anniversary of the shareholders’ approval of the 2014 Plan and the 2015 Plan, respectively.

Share-based Awards Held by Our Directors and Officers

The following table summarizes, as of June 30, 2020, the outstanding options that we granted to our directors, executive officers, and other individuals as a group under our 2014 Plan and 2015 Plan.

Name	Ordinary shares Underlying Outstanding Options	Exercise Price	Date of Grant	Date of Expiration
		(US$/Share)

Vincent Wenbin Qiu	69,924	0.0001	February 6, 2015	February 5, 2025
Junhua Wu	1,732,674	0.0136; 0.0001	various dates from August 29, 2014 to February 6, 2015	various dates from August 28, 2024 to February 5, 2025
Yiu Pong Chan	*	0.0001	May 20, 2015	May 19, 2025
Bin Yu	*	0.0001	May 20, 2015	May 19, 2025
Aaron Kwok Yuen Lung	*	0.0001	February 6, 2015	February 5, 2025
Other individuals as a group	253,805	0.0136; 1.5	various dates from January 30, 2010 to February 6, 2015	various dates from January 29, 2020 to February 5, 2025

*                         Upon exercise of all options granted and vesting of all restricted share units, would beneficially own less than 1% of our outstanding ordinary shares.

The following table summarizes, as of June 30, 2020, the outstanding restricted share units that we granted to our directors, executive officers, and other individuals as a group under our 2015 Plan.

Restricted
Name	Share Unit	Date of Grant	Date of Expiration

Vincent Wenbin Qiu	609,508	various dates from December 29, 2016 to March 13, 2020	various dates from December 28, 2026 to March 12, 2030
Junhua Wu	300,811	various dates from December 29, 2016 to March 13, 2020	various dates from December 28, 2026 to March 12, 2030
Satoshi Okada	*	December 29, 2016	December 28, 2026
Steve Hsien-Chieng Hsia	*	May 19, 2016	May 18, 2026
Benjamin Changqing Ye	*	May 19, 2016	May 18, 2026
Robin Bin Lu	*	various dates from November 20, 2018 to March 13, 2020	various dates from November 19, 2028 to March 12, 2030
Aaron Kwok Yuen Lung	*	various dates from March 1, 2018 to March 13, 2020	various dates from February 29, 2028 to March 12, 2030
Peter Tao Liang	*	February 17, 2020	February 16, 2030
Gang Yu(1)	*	April 27, 2018	April 26, 2028
Angus Yang Cao	*	March 13, 2020	March 12, 2030
Jason Nan Xie	*	February 17, 2020	February 16, 2030
Other individuals as a group	1,959,448	various dates from July 29, 2016 to April 13, 2020	various dates from July 28, 2026 to April 12, 2030

*                         Upon exercise of all options granted and vesting of all restricted share units, would beneficially own less than 1% of our outstanding ordinary shares.

(1)                 Dr. Gang Yu has resigned from his position as a member of the Board for personal reasons with effect from August 10, 2020.

BOARD PRACTICES

Board of Directors

Our board of directors consists of eight directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with us is required to declare the nature of his interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. Subject to the rules of Nasdaq and the following paragraph, a director  may  vote  in  respect  of  any  contract  or  proposed  contract  or  arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. A director shall not be entitled to vote on (nor shall be counted in the quorum in relation to any resolution of the board in respect of any contract or arrangement or any other proposal whatsoever in connection with the VIE (as defined in the Articles of Association) and in which he has any material interest conflicting with that of the Company, and if he shall do so his vote shall not be counted (nor is he to be counted in the quorum for the resolution). If any question shall arise at any meeting of the board as to the materiality of a director ‘s interest or as to the entitlement of any director to vote or form part of the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not be counted in the quorum, such question shall be referred to the directors at the meeting who are not similarly interested, and their ruling shall be final and conclusive.

The directors may exercise all the powers of the Company to borrow money, mortgage or charge its undertaking, property and uncalled capital or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service.

Our officers are appointed by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity or until their respective successors have been elected and qualified in accordance with our articles of association. A director will be removed from office automatically if the director (i) dies, becomes bankrupt or makes any arrangement or composition with his creditors, (ii) is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, (iv) without special leave of absence from the board of directors, is absent from three consecutive meetings of the board of directors and the board of directors resolves that his office be vacated, or (v) if he shall be removed from office pursuant to our Memorandum and Articles of Association or the Companies Law.

Code of Business conduct and Ethics

We have adopted a code of business conduct and ethics, which is applicable to all of our directors, executive officers and employees. Our code of ethics is publicly available on our website.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles of Association, as may be amended and restated from time to time. Our Company has a right to seek damages against any director who breaches a duty owed to us.

Board Committees

We have established three committees of the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees.

Audit Committee

Our audit committee consists of Ms. Bin Yu, Mr. Yiu Pong Chan and Mr. Benjamin Changqing Ye. Ms. Bin Yu is the chairman of our audit committee. Ms. Bin Yu is the audit committee financial expert under the applicable rules of the SEC. We have determined that Ms. Bin Yu, Mr. Yiu Pong Chan and Mr. Benjamin Changqing Ye satisfy the “independence” requirements of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•                          selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

•                          reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•                          reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•                          discussing the annual audited financial statements with management and our independent registered public accounting firm;

•                          annually reviewing and reassessing the adequacy of our audit committee charter;

•                          meeting  separately  and  periodically with  management and  our  independent registered public accounting firms;

•                          reporting regularly to the full board of directors; and

•                          such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee

Our compensation committee consists of Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Ms. Bin Yu. Mr. Yiu Pong Chan is the chairman of our compensation committee. We have determined that Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Ms. Bin Yu satisfy the “independence” requirements of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated.

The compensation committee is responsible for, among other things:

•                          reviewing and recommending to the board with respect to the total compensation package for our four most senior executives;

•                          approving and overseeing the total compensation package for our executives other than the four most senior executives;

•                          reviewing and making recommendations to the board of directors with respect to the compensation of our directors; and

•                          reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Steve Hsien-Chieng Hsia, Mr. Yiu Pong Chan and Ms. Bin Yu. Mr. Steve Hsien-Chieng Hsia is the chairperson of our nominating and corporate governance committee. We have determined that Mr. Steve Hsien-Chieng Hsia, Mr. Yiu Pong Chan and Ms. Bin Yu satisfy the “independence” requirements of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•                          identifying and recommending nominees for election or re-election to our board of directors, or for appointment to fill any vacancy;

•                          reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

•                          identifying and recommending to our board the directors to serve as members of committees;

•                          advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

•                          monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

MAJOR SHAREHOLDERS

The following section sets forth updated information concerning our major shareholders subsequent to the filing of our 2019 Annual Report.

The following table sets forth information with respect to the beneficial ownership of our Shares, as of the Latest Practicable Date, by:

•                                   each of our directors and executive officers; and

•                                   each person known to us to own beneficially more than 5% of our Shares.

The calculations in the table below assume there are 189,446,458 Shares (including 176,145,720 Class A ordinary shares and 13,300,738 Class B ordinary shares) outstanding as of Latest Practicable Date.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Except as otherwise noted, the address of each person listed in the following table is c/o Baozun Inc., Building B, No. 1268 Wanrong Road, Shanghai 200436, the People’s Republic of China.

	Shares Beneficially Owned
					Percentage of
	Class A	Class B			aggregate
	ordinary	ordinary	Total	Percentage of	voting
Name	shares	shares	Shares	total Shares	power**

Directors and Executive Officers:
Vincent Wenbin Qiu(1)	1,055,982	9,410,369	10,466,351	5.5%	30.7%
Junhua Wu(2)	2,066,396	3,890,369	5,956,765	3.1%	13.2%
Satoshi Okada(3)	20,054,611	—	20,054,611	10.6%	6.5%
Jessica Xiuyun Liu(4)	26,469,422	—	26,469,422	14.0%	8.6%
Yiu Pong Chan	*	—	*	*	*
Bin Yu	*	—	*	*	*
Steve Hsien-Chieng Hsia	*	—	*	*	*
Benjamin Changqing Ye	*	—	*	*	*
Robin Bin Lu	*	—	*	*	*
Aaron Kwok Yuen Lung	*	—	*	*	*
Peter Tao Liang	*	—	*	*	*
Angus Yang Cao	*	—	*	*	*
Jason Nan Xie	—	—	—	—	—
All our Directors and Executive Officers as a group(5)	50,023,052	13,300,738	63,323,790	32.9%	58.6%
Principal Shareholders:
Alibaba Investment Limited(6)	26,469,422	—	26,469,422	14.0%	8.6%
Tsubasa Corporation(7)	20,029,611	—	20,029,611	10.6%	6.5%
Jesvinco Holdings Limited(8)	10	9,410,369	9,410,379	5.0%	30.4%
Casvendino Holdings Limited(9)	—	3,890,369	3,890,369	2.1%	12.6%
Federated Hermes, Inc.(10)	19,066,566	—	19,066,566	10.1%	6.2%

*                                  Less than 1%

**                           For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A ordinary shares and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to 10 votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)                          Represents ten Class A ordinary shares and 9,410,369 Class B ordinary shares held by Jesvinco Holdings Limited, a company incorporated in British Virgin Islands wholly owned by Mr. Qiu, 363,000 Class A ordinary shares beneficially owned by Mr. Vincent Wenbin Qiu, and 692,972 Class A ordinary shares, comprising Class A ordinary shares issuable upon exercise of options and Class A ordinary shares underlying restricted share units vested or to be vested within 60 days of the Latest Practicable Date held by Mr. Qiu. As of the Latest Practicable Date, Mr. Qiu has not exercised his right to acquire such Class A ordinary shares.

(2)                          Represents 3,890,369 Class B ordinary shares held by Casvendino Holdings Limited, a company incorporated in the British Virgin Islands wholly owned by Mr. Wu, and 2,066,396 Class A ordinary shares, comprising Class A ordinary shares issuable upon exercise of options and Class A ordinary shares underlying restricted share units vested or to be vested within 60 days of the Latest Practicable Date held by Mr. Wu. As of the Latest Practicable Date, Mr. Wu has not exercised his right to acquire such Class A ordinary shares.

(3)                          Represents 20,029,611 Class A ordinary shares held by Tsubasa Corporation, a company wholly owned by Softbank Corp, and 25,000 Class A ordinary shares underlying the restricted share units vested or to be vested within 60 days of the Latest Practicable Date held by Mr. Okada. Mr. Okada was appointed by Tsubasa Corporation as our director. Mr. Okada disclaims beneficial ownership of our ordinary shares held by Tsubasa Corporation.

(4)                          Represents 26,469,422 Class A ordinary shares held by Alibaba Investment Limited, a company wholly owned by Alibaba Group Holding Limited. Ms. Liu disclaims beneficial ownership of our ordinary shares held by Alibaba Investment Limited.

(5)                         Represents Class A ordinary shares and Class B ordinary shares held by all of our directors and executive officers as a group and ordinary shares issuable upon exercise of options and underlying restricted share units vested or to be vested within 60 days of this prospectus held by all of our directors and executive officers as a group.

(6)                         Represents 26,469,422 Class A ordinary shares held by Alibaba Investment Limited. Alibaba Investment Limited is a limited liability company incorporated under the laws of the British Virgin Islands, and is wholly owned by Alibaba Group Holding Limited. Alibaba Group Holding Limited is a public company listed on the New York Stock Exchange. The registered address for Alibaba Investment Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(7)                         Represents 20,029,611 Class A ordinary shares held by Tsubasa Corporation, a company incorporated in the Federated States of Micronesia and wholly owned by Softbank Group Corp.

(8)                         Represents ten Class A ordinary shares and 9,410,369 Class B ordinary shares held by Jesvinco Holdings Limited, a company incorporated in British Virgin Islands wholly owned by Mr. Qiu. The registered address for Jesvinco Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(9)                         Represents 3,890,369 Class B ordinary shares held by Casvendino Holdings Limited, a company incorporated in British Virgin Islands wholly owned by Mr. Wu. The registered address for Casvendino Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(10)                   Represents 19,066,566 Class A ordinary shares in the form of ADS held by registered investment companies and separate accounts whose investment advisers are Federated Equity Management Company of Pennsylvania and Hermes Investment Management, Inc., or the Investment Advisers, the parent holding company of which is Federated Hermes, Inc., as reported in the amendment No. 2 to Schedule 13G jointly filed on February 10, 2020. The Investment Advisers are wholly owned subsidiaries of FII Holdings, Inc., which is wholly owned subsidiary of Federated Hermes, Inc. All of Federated Hermes, Inc.’s outstanding voting stock is held in the Voting Shares Irrevocable Trust for which Thomas R. Donahue, Rhodora J. Donahue and J. Christopher Donahue act as trustees. The business address for these entities and persons is Federated Investors Tower, Pittsburgh, PA 15222-3779.

RELATED PARTY TRANSACTIONS

The following section sets forth updated information concerning related party transactions subsequent to the filing of our 2019 Annual Report.

CONTRACTUAL ARRANGEMENTS WITH SHANGHAI ZUNYI AND ITS SHAREHOLDERS

We operate our relevant business through contractual arrangements between our wholly-owned subsidiary, Shanghai Baozun, and our VIE, Shanghai Zunyi, and the shareholders of Shanghai Zunyi. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Shanghai Zunyi and Its Shareholders” in our 2019 Annual Report.

TRANSACTIONS WITH ALIBABA AND AJ (HANGZHOU) NETWORK TECHNOLOGY COMPANY LIMITED

For official marketplace stores on Tmall operated by us, Tmall provides a wide range of services including platform support, pay-for-performance marketing, and display marketing services. In 2017, 2018, 2019 and the six months ended June 30, 2020, we incurred service fees of RMB351.5 million, RMB518.3 million, RMB655.6 million and RMB274.1 million (US$38.8 million), respectively. We incurred commission fees of nil, nil, RMB245 thousand and RMB225.0 thousand (US$31.8 thousand) to and generated services revenue of nil, nil, RMB29 thousand and RMB8.9 million (US$1.3 million) from AJ (Hangzhou) Network Technology Company Limited, or AJ, a subsidiary of Alibaba Group, respectively. Alibaba Group is one of our major shareholders. See “Major Shareholders.” For the nature of the services rendered by AJ to us, see “—Transactions with Ahead (Shanghai) Trade Co., Ltd. and AJ (Hangzhou) Network Technology Company Limited” below.

We receive logistic services from and provide warehousing service to Cainiao. Since mid-October 2017, Cainiao has been consolidated within the Alibaba Group and has become one of our related parties. We incurred logistic service fee of RMB13.1 million, RMB79.2 million, RMB92.9 million and RMB40.6 million (US$5.7 million) to Alibaba Group and generated warehousing services revenue of RMB5.1 million, RMB23.7 million, RMB21.5 million and RMB1.2 million (US$0.2 million) in 2017, 2018, 2019 and the six months ended June 30, 2020, respectively, after Cainiao became one of our related parties.

As of June 30, 2020, amounts due from Alibaba Group were RMB14.3 million (US$2.0 million), representing receivables to be collected from Alibaba Group for warehousing services provided by us and deposits paid.

As of June 30, 2020, amounts due to Alibaba Group were RMB478 thousand (US$67.7 thousand), mainly representing payable for the commission service provided by AJ, a subsidiary of Alibaba Group.

TRANSACTIONS WITH AHEAD (SHANGHAI) TRADE CO., LTD. AND AJ (HANGZHOU) NETWORK TECHNOLOGY COMPANY LIMITED

In October 2014, Ahead (Shanghai) Trade Co., Ltd., or Ahead, a subsidiary of Softbank, became our related party when we issued Series D Shares to Tsubasa Corporation, a subsidiary of Softbank. Tsubasa Corporation is one of our major shareholders. See “Major Shareholders.” Ahead helps us develop our brand e-commerce solutions business in Japan by referring potential Japanese brand partners to us. In return, we pay Ahead, as a commission fee, a portion of revenues we derive from brand partners introduced to us by Ahead. In addition, Ahead has engaged us to provide brand e-commerce solutions and services to their own brand clients. In 2017, 2018 and 2019 and the six months ended June 30, 2020, after it had become one of our related parties, we incurred commission fees of RMB1.6 million, RMB0.7 million, RMB0.3 million and nil to and generated services revenue of RMB0.1 million, RMB9.8 thousand, RMB3.7 thousand and nil from Ahead, respectively.

Since August 2019, pursuant to the amended agreement among us, Ahead, and AJ, all transactions and balances with Ahead have been transferred to AJ, which became our related party as a subsidiary of Alibaba. For the amount of commission fees and service fees we paid to AJ, see “—Transactions with Alibaba and AJ (Hangzhou) Network Technology Company Limited” above.

TRANSACTIONS WITH SHANGHAI BAOZUN-CJ E-COMMERCE CO., LTD.

In December 2016, Shanghai Baozun-CJ E-commerce Co., Ltd., or Baozun-CJ, became our related party as an e-commerce joint venture. We have provided logistic services to Baozun-CJ since 2018. In 2018 and 2019, we generated services revenue of RMB3.2 million and RMB2.7 million from Baozun-CJ, respectively.

In October 2019, we signed an agreement with CJ O Shopping pursuant to which CJ O Shopping waived its participating rights in exchange for a put option that allows CJ O Shopping to sell its 49% equity interest in Baozun-CJ for a consideration of approximately RMB9.2 million in the event that Baozun-CJ’s net assets are less than RMB3.0 million. As such, we have obtained control over Baozun-CJ and accounted for Baozun-CJ as a consolidated subsidiary.

TRANSACTIONS WITH BEIJING PENGTAI BAOZUN E-COMMERCE CO., LTD.

In January 2018, Pengtai Baozun became our related party as an e-commerce joint venture. In 2018, 2019 and the six months ended June 30, 2020, we purchased products from Pengtai Baozun in the amount of RMB14.0 million, nil and nil, respectively. We have provided IT services to Pengtai Baozun since 2019. In 2019 and the six months ended June 30, 2020, we generated services revenue of RMB4.1 million and RMB1.7 million from Pengtai Baozun.

As of June 30, 2020, amounts due from Pengtai Baozun were RMB0.9 million (US$0.1 million), representing receivables to be collected from Pengtai Baozun for IT services provided by us. The balance is interest free and settleable on demand.

TRANSACTIONS WITH SHANGHAI MISAKO E-COMMERCE LIMITED

In October 2018, Shanghai Misako E-commerce Limited, or Misako, became our related party as an e-commerce joint venture. We provide store operation services to Misako. In 2018, 2019 and the six months ended June 30, 2020, we generated services revenue of RMB68.4 thousand, RMB1.2 million and nil from Misako, respectively.

As of June 30, 2020, amounts due from Misako were nil.

TRANSACTIONS WITH HANGZHOU JUXI TECHNOLOGY CO., LTD.

In June 2019, Hangzhou Juxi Technology Co., Ltd., or Juxi, became our related party as an e-commerce joint venture. We receive outsourcing labor service, including customer services from Juxi. In 2019 and the six months ended June 30, 2020, we incurred outsourcing labor costs of RMB7.3 million and RMB5.2 million (US$0.7 million) to Juxi, respectively.

As of June 30, 2020, amounts due to Juxi were RMB4.4 million (US$0.6 million), representing outsourcing labor cost to be paid to Juxi by us.

TRANSACTIONS WITH JIANGSU SHANGGAO SUPPLY CHAIN CO., LTD.

In December 2019, Jiangsu Shanggao Supply Chain Co., Ltd., or Shanggao, became our related party as an e-commerce joint venture. We receive logistics services from Shanggao. In the six months ended June 30, 2020, we incurred logistics service fees of RMB2.8 million (US$0.4 million) to Shanggao.

As of June 30, 2020, amounts due to Shanggao were RMB0.9 million (US$0.1 million), representing logistics service fees to be paid to Shanggao by us.

TRANSACTIONS WITH SIGNIFY (CHINA) INVESTMENT CO., LTD.

In January 2020, Signify (China) Investment Co., Ltd., or Signify Investment became our related party as an e-commerce joint venture. We provide store operation services to Signify Investment, and generated service revenue of RMB4.6 million (US$0.7 million) from Signify Investment in the six months ended June 30, 2020.

As of June 30, 2020, the amount due from Signify Investment was RMB14.5 million (US$2.1 million), representing store operation services fees to be paid by Signify Investment to us and aggregated value of returned products.

TRANSACTIONS WITH SHANGHAI KEWEI E-COMMERCE CO., LTD.

In June 2020, Shanghai Kewei E-commerce Co., Ltd., or Kewei, became our related party as an e-commerce joint venture. We provide store operation services to Kewei, and generated service revenue of RMB0.8 million (US$0.1 million) from Kewei in the six months ended June 30, 2020.

Kewei also provides marketing and platform services to us. In the six months ended June 30, 2020, we incurred marketing and platform service fees in an amount of RMB80.0 thousand (US$11.3 thousand) to Kewei.

As of June 30, 2020, the amount due from Kewei was RMB0.8 million (US$0.1 million), representing store operation services fees to be paid by Kewei to us.

For more information on our relationship with Pengtai Baozun, Juxi, Shanggao and Signify Investment, please see “Financial Information — Investment in Equity Investees.”

The balances with the related parties as of June 30, 2020 as disclosed above are all trade in nature.

EMPLOYMENT AGREEMENTS

See “Directors, Senior Management and Employees — Compensation — Employment Agreements.”

SHARE INCENTIVE PLAN

See “Directors, Senior Management and Employees — Compensation — Share Incentive Plans.”

REGULATIONS

The following section sets forth updated and supplemental information relating to the relevant regulations subsequent to the filing of our 2019 Annual Report.

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Regulations Regarding Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Catalog of Industries for Encouraging Foreign Investment, or the Encouraging Catalog, and the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List, which were promulgated and are amended from time to time by MOFCOM and the NDRC, and together with the Foreign Investment Law and its respective implementation rules and ancillary regulations. The Encouraging Catalog and the Negative List lay out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encouraged”, “restricted” and “prohibited”. Industries not listed in the Encouraging Catalog or the Negative List are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws. On June 30, 2019, MOFCOM and the NDRC released the Catalog of Industries for Encouraging Foreign Investment (2019 Version) (《鼓勵外商投資產業目錄(2019年版)》). On June 23, 2020, MOFCOM and the NDRC promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2020 Version) (《外商投資準入特別管理措施(負面清單)(2020 年版)》), which became effective on July 23, 2020.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law (《中華人民共和國外商投資法》), which took effect on January 1, 2020 and replaced three then existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law (《中華人民共和國中外合資經營企業法》), the PRC Cooperative Joint Venture Law (《中華人民共和國中外合作經營企業法》) and the PRC Wholly Foreign-owned Enterprise Law (《中華人民共和國外資企業法》). The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition. The Foreign Investment Law does not comment on the concept of “de facto control” or contractual arrangements with variable interest entities, however, it has a catch-all provision under definition of “foreign investment” to include investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions to provide for contractual arrangements as a form of foreign investment. The Foreign Investment Law provides that foreign invested entities operating in foreign restricted industries will require market entry clearance and other approvals from relevant PRC governmental authorities. Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the said three existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementation of the Foreign Investment Law.

On December 26, 2019, the State Council promulgated the Implementation Rules of Foreign Investment Law (《中華人民共和國外商投資法實施條例》), which took effect on January 1, 2020 and abolished the Regulation on the Implementation of the PRC Equity Joint Ventures Law (《中華人民共和國中外合資經營企業法實施條例》), Interim Provisions on the Contract Term of Equity Joint Ventures (《中外合資經營企業合營期限暫行規定》), Detailed Rules for the Implementation of the PRC Wholly Foreign-owned Enterprise Law (《中華人民 共和國外資企業法實施細則》) and Detailed Rules for the Implementation of the PRC Cooperative Joint Venture Law (《中華人民共和國中外合作經營企業法實施細則》). The implementation rules further clarified that the state encourages and promotes foreign investment, protects the lawful rights and interests of foreign investors, regulates foreign investment administration, continues to optimize foreign investment environment, and advances a higher-level opening.

On December 30, 2019, MOFCOM and SAMR jointly promulgated the Measures for Information Reporting on Foreign Investment (《外商投資信息報告辦法》), which became effective on January 1, 2020. Pursuant to the Measures for Information Reporting on Foreign Investment, where a foreign investor carries out investment activities in China directly or indirectly, the foreign investor or the foreign-invested enterprise shall submit the investment information to the competent commerce department.

Depending on each brand partner ‘s specific needs and the characteristics of its industry, we generally operate our brand e-commerce business based on one of three models:

•      the distribution model;

•      the service fee model; and

•      the consignment model.

Under these business models, we provide IT solutions, online store operations, digital marketing, customer service to our brand partners, select and purchase goods from official brand partners and/or their authorized distributors and sell goods directly to consumers through official brand stores or official marketplace stores operated by us on behalf of our brand partners, and provide warehousing and fulfillment services. Pursuant to the latest Negative List and the latest Encouraging Catalog, such activities are not listed in either the Negative List or the Encouraging Catalog and are permitted areas for foreign investments.

Foreign Investment in Value-Added Telecommunications Businesses

Foreign investment in telecommunications businesses is governed by the Regulations for Administration of Foreign-invested Telecommunications Enterprises (《外商投資電信企業管理規定》), issued by the State Council on December 11, 2001 and subsequently amended on September 10, 2008 and February 6, 2016, under which a foreign investor ‘s beneficial equity ownership in an entity providing value-added telecommunications services in China is not permitted to exceed 50%. In addition, for a foreign investor to acquire any equity interest in a business providing value-added telecommunications services in China, it must demonstrate a positive track record and experience in providing such services. However, the latest Negative List allows foreign investors to hold more than 50% equity interests in a value-added telecommunications service provider engaging in e-commerce, domestic multiparty communication, storage-and-forward and call center businesses, while other requirements with respect to track record and experience provided by the Regulations for Administration of Foreign-invested Telecommunications Enterprises shall still apply. MIIT issued the Notice Regarding Strengthening Administration of Foreign Investment in Operating Value-Added Telecommunication Businesses (《關於加強外商投資經營增值電信業務管理的通知》) on July 13, 2006, pursuant to which a domestic PRC company that holds an operating license for value-added telecommunications business, which we refer to as a Value-added Telecommunication License, or a VAT license, is prohibited from leasing, transferring or selling the VAT license in any form, or providing any resource, sites or facilities to any foreign investors intending to illegally conduct such businesses in China.

To comply with such foreign ownership restrictions, we currently hold a VAT license for domestic call center services and internet information services through our PRC consolidated VIE, Shanghai Zunyi. We also currently hold a VAT license for online data processing and transaction processing business (operational e-commerce) through our PRC subsidiary, Shanghai Baozun.

Licenses and Permits

We are required to hold a variety of licenses and permits in connection with various aspects of our business, including the following:

Food Operation Permit

China has adopted a licensing system for food supply operations under the Food Safety Law (《食品安全法》) and its implementation rules. Entities or individuals that intend to engage in food production, food distribution or food service businesses must obtain licenses or permits for such businesses. Pursuant to the Administrative Measures on Food Operation Licensing (《食品經營許可管理辦法》) issued by then State Food and Drugs Administration in August 2015 and amended in November 2017, an enterprise engaged in food sales or catering services shall obtain a Food Operation Permit from the local food and drug administration, and the permits already obtained by food business operators prior to the effective date of the Administrative Measures on Food Operation Licensing will remain valid for their originally approved validity period. Our PRC subsidiaries engaging in food operation business have obtained Food Operation Permits.

Medical Device Operation Enterprise Permit

Pursuant to the Regulations on the Supervision and Administration of Medical Devices (《醫療器械監督管理條例》), which was issued by the State Council in 2000 and further amended in March 2014 and May 2017, medical devices are divided into three types and enterprise engaged in the distribution of type two medical devices shall complete record-filing formalities with the municipal level food and drug administration and provide supporting materials to satisfy the relevant conditions of engaging in the operation of medical devices.

Publication Operation Permit

Pursuant to the Publication Market Provisions (《出版物市場管理規定》) promulgated in May 2016, an entity engaged in the wholesale or retail of publications shall obtain an operation permit for publications. If an entity fails to obtain operation permit for publications, it may be subject to an order to cease illegal acts, fines or confiscation of illegal gains and devices, equipment used for the illegal business operation. In cases where an entity that is engaged in the distribution of publications via the internet or other information networks within the approved business scope has obtained an operation permit for publications, such entity shall complete its record-filing formalities with the publication administrative department that has approved its business scope within 15 days after launching its online distribution business. Each of Shanghai Baozun, Shanghai Zunyi Business Consulting Ltd., or Shanghai Zunyi and Shanghai Fengbo E-commerce Limited, or Shanghai Fengbo holds an operation permit for publications.

Road Transportation Operation Permit

Under the Regulations on Road Transportation (《道路運輸條例》) promulgated by the State Council in April 2004 and as subsequently amended in November 2012, February 2016 and March 2019, and the Provisions on Administration of Road Transportation and Stations (Sites) (《道路貨物運輸及站場管理規定》) issued by the Ministry of Transport in June 2005 and as subsequently amended in July 2008, April 2009, March 2012, April 2016 and June 2019, any entity engaging in the business of operating road transportation must obtain a Road Transportation Operation Permit. Baotong E-Logistics and Baotong E-Logistics Technology (Suzhou) Limited have obtained Road Transportation Operation Permits.

Permits for Travel Business

On April 25, 2013, the Standing Committee of the National People’s Congress issued the Tourism Law (《旅遊法》), which took effect on October 1, 2013 and was amended in November 2016 and October 2018. The Tourism Law aims to protect tourists’ legal rights, regulate travel market and promote the development of travel industry, and sets forth specific requirements for the operation of travel agencies. Travel agencies are prohibited from (i) leasing, lending or illegally transferring travel agency operation licenses or otherwise disseminating untrue or inaccurate information when soliciting customers and organizing tours, (ii) conducting any false publicity to mislead customers, (iii) arranging visits to or participation in any project or activity in violation of PRC laws and regulations or social morality, (iv) organizing tours at unreasonably low price to induce or cheat tourists, or obtaining unlawful profits such as kickbacks, and (v) changing or ceasing scheduled itineraries without reasons and forcing the tourists to participate in other activities against the will of tourists.

The travel industry is subject to the supervision of Ministry of Culture and Tourism of the PRC, and its local counterparts. The principal regulations governing travel agencies in China include the Travel Agency Regulations (《旅行社條例》) and the Implementing Rules of Travel Agency Regulations (《旅行社條例實施細則》). Under these regulations, a travel agency must obtain a license from the state tourism administration to conduct outbound travel business, and a license from the provincial-level tourism administration to conduct domestic and inbound travel agency business. Our PRC subsidiary, Beijing Jingtang International Travel Agency Limited, has obtained a license covering outbound, inbound travel business and domestic travel agency business but has not yet carried out relevant business.

Except for licenses and permits, we are also subject to various legal obligations as distributors of certain products. For example, under relevant PRC laws, we, as distributors of cosmetics, are obliged to check whether the cosmetics we sell online have been issued the requisite permits, certificates or filings in relation to the production or import of such products and whether such products have passed the quality inspection before they are sold.

Regulation Relating to Product Quality, Advertising and Consumer Protection

The Product Quality Law (《產品質量法》), promulgated in 1993 and subsequently amended in July 2000, August 2009 and December 2018, applies to all production and sale activities in China. Pursuant to this law, products offered for sale must satisfy relevant quality and safety standards. Enterprises may not produce or sell counterfeit products in any way, including forging brand labels or giving false information regarding a product’s manufacturer. Violations of state or industrial standards for health and safety and any other related violations may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of products illegally produced and sold and the proceeds from such sales. Severe violations may subject the responsible individual or enterprise to criminal liabilities. Where a defective product causes personal injury or damage to another person’s property, the victim may claim compensation from the manufacturer or from the seller of the product. If the seller pays compensation and it is the manufacturer that should bear the liability, the seller has a right of recourse against the manufacturer. Similarly, if the manufacturer pays compensation and it is the seller that should bear the liability, the manufacturer has a right of recourse against the seller.

The principal regulations governing promotion and advertising activities in China include the PRC Anti-Unfair Competition Law (《中華人民共和國反不正當競爭法》) promulgated in 1993 and amended in 2017, the PRC Pricing Law (《中華人民共和國價格法》) promulgated in 1997, and the PRC Advertising Law (《中華人民共和國廣告法》) promulgated in 1994 and subsequently amended in April 2015 and October 2018. Under the PRC Advertising Law, advertising operators and advertising distributors will be subject to more stringent requirements and obligations. For example, entities or individuals shall not send advertisements to customers’ telephones, mobile or email accounts without the customers’ consents or requests, and any advertisement containing any kind of misleading, false or inaccurate information with respect to product quality, constituents, functionality, price, sales performance or other features will be deemed as deceptive advertising and will subject the advertising operators and distributors to penalties more severe than those under the original law. In addition, the PRC Anti-Unfair Competition Law further imposes stringent requirements on various promotional activities, such as prize-giving sales and bundling sales. Violation of these requirements may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements, and orders to publish a correction to the misleading information.

The Consumer Protection Law (《消費者權益保護法》) promulgated by the National People’s Congress Standing Committee in October 1993 and subsequently amended in August 2009 and October 2013 sets out the obligations of business operators and the rights and interests of the consumers in China. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. Failure to comply with the Consumer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, replacement of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties when personal damages are involved or if the circumstances are severe. The Consumer Protection Law was further amended in October 2013 and became effective in March 2014. The amended Consumer Protection Law further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on the business operators through the internet. For example, the consumers are entitled to return the goods (except for certain specific goods, such as custom-made goods, fresh and perishable goods) within seven days upon receipt without any reasons when they purchase the goods from business operators on the internet. The consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online marketplace stores may claim damages from sellers or service providers. Moreover, if business operators deceive consumers when selling products or providing services, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services. If business operators knowingly sell defective products to the consumers and such products cause death of the consumers or other victims or cause severe damage to the health of the consumers or other victims, they should not only compensate victims for their loss, but also pay additional damages up to twice of the victims’ loss.

We are subject to the above laws and regulations as an online distributor of commodities and believe that we are currently in compliance with these regulations in all material aspects.

Regulation Relating to Cybersecurity

The National People’s Congress Standing Committee promulgated the Cybersecurity Law (《中華人民共和國網絡安全法》)on November 7, 2016, which took effect from June 1, 2017. Construction, operation, maintenance and use of networks within the territory of the PRC will be subject to the law. Network operators in the PRC are required to perform the following obligations to ensure cyber security under a graded system of cyber security protection: (i) formulating internal security management systems and operation manual, to specify the person in charge of cyber security and to define responsibilities in cyber security protection; (ii) taking technical measures to prevent computer virus, network attacks, network intrusions and other activities that endanger cyber security; (iii) taking technical measures to monitor and record network operation and cyber security status, and maintaining relevant logs for no less than six months as required; (iv) taking measures such as data classification, and backup and encryption of important data, etc.; and (v) performing other obligations required by relevant laws and administrative regulations.

In addition, the Cybersecurity Law specifies that network products and services shall satisfy the mandatory requirements set forth in applicable national standards. Any provider of network products or services shall not install malwares. In case of identifying any cyber security risk such as security defect or bug, relevant product/service provider is required to take immediate remedial actions, timely inform users of the risk, and report the event to the competent authority.

Furthermore, the Cybersecurity Law systematically specifies requirements on user information protection applicable to network operator, and requires that a network operator should establish and improve its user information protection system. Network operators shall collect, store, and use individual information with consent from such individuals by lawful and proper means on a necessary basis. Network operators cannot collect individual user information that is not relevant to the services it provides, or distort or destroy individual information collected by it. Network operators are prohibited from disclosing without permission or selling individual information unless individual specifics are unidentifiable or retrievable. In addition, a network operator shall strengthen its management of information released by its users. If it founds any information that is prohibited by laws and administrative regulations from release or transmission, it shall immediately cease transmission of such information, and take measures such as deletion of relevant information to prevent dissemination of the same, and shall keep relevant record, and report the event to competent authorities. Also, a network operator is required to establish network information security complaint and reporting mechanisms, and to release the complaint and reporting channels to promptly accept and settle complaints and reports concerning network information security.

The Cybersecurity Law also introduces the concept of “Critical Information Infrastructure (CII)”, and imposes a higher level of cyber security protection obligations on the CII operators. For example, a CII operator is generally required to store in the PRC personal information and important business data collected and generated during its business operations within the PRC. Failure to comply with this requirement may lead to the confiscation of illegal gains, fines, revocation of the business permit or even the business license. In addition, pursuant to the Cybersecurity Law, critical network equipment and dedicated network security products may not be made available in China market until they pass the security tests or verification by accredited evaluation agencies.

The Measures for Cyber Security Review (《網絡安全審查辦法》) was issued on April 13, 2020 and came into effect on June 1, 2020. According to the Measures for Cyber Security Review, a critical information infrastructure operator, before purchasing network products and services, shall prejudge the national security risks that may arise after the products and services are put into use. If such products and services will or may affect national security, the operator shall apply for cyber security review to the cyber security review office.

On January 23, 2019, the Office of the Central Cyberspace Affairs Commission and other three authorities jointly issued the Circular on the Special Campaign of Correcting Illegal Collection and Usage of Personal Information via Apps (《關於開展App違法違規收集使用個人信息專項治理的公告》). Pursuant to this 2019 circular, (i) App operators are prohibited from collecting any personal information irrelevant to the services provided by such operator; (ii) information collection and usage policy should be presented in a simple and clear way, and such policy should be consented by the users voluntarily; (iii) authorization from users should not be obtained by coercing users with default or bundling clauses or making consent a condition of a service. App operators violating such rules can be ordered by authorities to correct its incompliance within a given period of time, be reported in public; or even suspend its operation for rectification or cancel its business license or operational permits. On November 28, 2019, SAMR, the Office of the Central Cyberspace Affairs Commission, MIIT and the Ministry of Public Security jointly issued the Measures for the Determination of the Collection and Use of Personal Information by Apps in Violation of Laws and Regulations (《APP違法違規收集使用個人信息行為認定方法》), which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and for other participants to voluntarily monitor compliance.

The Provisions on the Cyber Protection of Children’s Personal Information (《兒童個人信息網絡保護規定》) issued by the Cyberspace Administration of China came into effect on October 1, 2019, which requires, among others, that network operators who collect, store, use, transfer and disclose personal information of children under the age of 14 shall establish special rules and user agreements for the protection of children’s personal information, inform the children’s guardians in a noticeable and clear manner, and shall obtain the consent of the children’s guardians.

In June 13, 2019, the Cyberspace Administration of China released the draft Measures on Security Assessment of the Cross-Border Transfer of Personal Information (《個人信息出境安全評估辦法(徵求意見稿)》), requiring any cross-border transfer of any personal information data collected by domestic network service operators during the course of their operations shall apply for prior assessment and consent by the local competent network information security authority. The Cyberspace Administration of China completed the solicitation of comments on such draft measures on July 13, 2019, while here are still substantial uncertainties about what official measures will be promulgated and when will such official measures be enacted.

Regulation Relating to Online Transaction

In January 26, 2014, the former State of Administration of Industry and Commerce released the Administrative Measures for Online Transactions (《網絡交易管理辦法》), or the Online Transaction Measures, which took effect in March 2014. Under the Online Transaction Measures, online business operators, online service providers and operators of third-party transaction platforms are required to register with SAMR or its local branches and obtain a business license, except where such business operator is an individual who does not have business license but has completed the registration of his or her true name through certain third-party transaction platforms. When selling products to, or providing services for, consumers, online business operators and service providers are required to disclose to consumers their business address and contact details, quantities, quality, and prices or fees of the goods or services, duration and manner of performance, methods of payment, product return and replacement policy, safety precautions and risk warnings, after-sales services, civil liabilities and other information according to the Online Transaction Measures. Online business operators and service providers are also required to procure the security and reliability of the transactions, and provide the products or services consistent with their commitments. Our PRC subsidiaries and consolidated VIE, which are online business operators and service providers, are subject to the Online Transaction Measures.

In August 2018, the National People’s Congress Standing Committee promulgated the E-Commerce Law (《電子商務法》), which took effect in January 2019. The E-Commerce Law proposes a series of requirements on e-commerce operators, including third-party e-commerce platform operators, registered product or service providers of platforms, and product or services providers operating through a self-built website or any other network. For example, the E-Commerce Law requires e-commerce operators to respect and equally protect consumers’ legitimate rights and provide options to consumers without targeting their personal characteristics, and also requires e-commerce operators to clearly point out to consumers their tie-in sales in which additional services or products are added by merchants to a purchase, and not to assume consumers’ consent to such tie-in sales by default. The E-Commerce Law also organized rules on e-commerce contact execution and performance between e-commerce product/service providers and customers.

Regulation Relating to Mobile Applications

On June 28, 2016, the Cyberspace Administration of China promulgated the Regulations for the Administration of Mobile Internet Application Information Services (《移動互聯網應用程序信息服務管理規定》), which came into effect on August 1, 2016, requiring Internet content providers who provide information services through mobile Internet applications, or “apps”, to:

•                                          verify the real identities of registered users through mobile phone numbers or other similar channels;

•                                          establish and improve procedures for protection of user information;

•                                          establish and improve procedures for information content censorship;

•                                          ensure that users are given adequate information concerning an app, and are able to choose whether an app is installed and whether or not to use an installed app and its functions;

•                                          respect and protect intellectual property rights; and

•                                          keep records of users’ logs for 60 days.

If an Internet content provider who provides information services through apps violates these regulations, the internet apps service provider may, through its app store where the Internet content provider distributes its apps, issue warnings to such Internet content provider, suspend the release of or terminate the sale of the apps of such Internet content provider, and keep the relevant records and/or report the violations to governmental authorities.

Regulations Relating to Leasing

Pursuant to the Law on Administration of Urban Real Estate (《城市房地產管理法》), when leasing premises, the lessor and lessee are required to enter into a written lease contract, containing such provisions as the leasing term, use of the premises, rental and repair liabilities, and other rights and obligations of both parties. Both lessor and lessee are also required to register the lease with the real estate administration department. If the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to fines.

According to the Contract Law (《合同法》), the lessee may sublease the leased premises to a third party, subject to the consent of the lessor. Where the lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease contract if the lessee subleases the premises without the consent of the lessor. In addition, if the lessor transfers the premises, the lease contract between the lessee and the lessor will still remain valid.

Pursuant to the Property Law (《物權法》), if a mortgagor leases the mortgaged property before the mortgage contract is executed, the previously established leasehold interest will not be affected by the subsequent mortgage; and where a mortgagor leases the mortgaged property after the creation and registration of the mortgage interest, the leasehold interest will be subordinated to the registered mortgage.

Regulation Relating to Intellectual Property Rights

Patent. Patents in the PRC are principally protected under the Patent Law (《專利法》). The duration of a patent right is either 10 years or 20 years from the date of application, depending on the type of patent right.

Copyright. Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law (《著作權法》) and related rules and regulations. Under the Copyright Law, the term of protection for copyrighted software is 50 years. In addition, the Regulations on the Protection of Rights to Information Network Communication (《信息網絡傳播權保護條例》) promulgated by the State Council on May 18, 2006 (as amended in 2013), provides specific rules on fair use, statutory license, and a safe harbor for use of copyrights and copyright management technology and specifies the liabilities of various entities for violations, including copyright holders, libraries and internet service providers.

Trademark. Registered trademarks are protected under the Trademark Law (《商標法》) and related rules and regulations. Trademarks are registered with the Trademark Office of National Intellectual Property Administration under SAMR. Where registration is sought for a trademark that is identical or similar to another trademark which has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of such trademark may be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked.

Domain Names. Domain names are protected under the Administrative Measures on the Internet Domain Names (《互聯網域名管理辦法》) promulgated by MIIT. MIIT is the major regulatory body responsible for the administration of the PRC internet domain names, under supervision of which the China Internet Network Information Center (中國互聯網絡信息中心) is responsible for the daily administration of.cn domain names and Chinese domain names. In November 2017, MIIT promulgated the Notice of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Providing Internet-based Information Services, (《工業和信息化部關於規範互聯網信息服務使用域名的通知》), which became effective on January 1, 2018. Pursuant to the notice, the domain name used by an internet-based information service provider in providing internet-based information services must be registered and owned by such provider in accordance with the law.

Regulations on Tax

Enterprise Income Tax

The PRC enterprise income tax, or EIT, is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules, which became effective on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, respectively. The EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in China, including FIEs. The EIT Law and its implementation rules permit “high and new technology enterprises” to benefit from a preferential enterprise income tax rate of 15% subject to these high and new technology enterprises meeting certain qualification criteria.

Value-Added Tax

Pursuant to the PRC Provisional Regulations on Value-Added Tax (《增值稅暫行條例》) and its implementation regulations, unless otherwise specified by relevant laws and regulations, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services and importation of goods into China is generally required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchase can be offset against such output VAT.

On March 23, 2016, the MOF and the SAT jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, (《關於全面推開營業稅改徵增值稅試點的通知》), or Circular 36, which took effect on May 1, 2016. Pursuant to the Circular 36, all of the companies operating in construction, real estate, finance, modern service or other sectors which were required to pay business tax are required to pay VAT, in lieu of business tax. The default applicable VAT rate is 6%, except: (i) for real estate sale, land use right transferring and providing service of transportation, postal sector, basic telecommunications, construction, real estate lease, the applicable VAT rate is 11%; (ii) for providing lease service of tangible property, the applicable VAT rate is 17%; and (iii) for specific cross-bond activities, the applicable VAT rate is zero.

In April 2018, the MOF and the SAT jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates (《財政部、稅務總局關於調整增值稅稅率的通知》), or the Circular 32, according to which (i) for VAT taxable sales acts or importation of goods originally subject to value-added tax rates of 17% and 11%, respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 11%, such deduction rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, such tax shall be calculated at the deduction rate of 12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 became effective on May 1, 2018 and shall supersede any previously existing provisions in the case of any inconsistency.

In March 2019, the MOF, the SAT and the General Administration of Customs jointly promulgated the Announcement on the Policies for Furtherance of the Reform of Value-Added Tax (《關於深化增值稅改革有關政策的公告》), or the Announcement 39, according to which: (i) for VAT taxable sales acts or importation of goods originally subject to value-added tax rates of 16% and 10%, respectively, such tax rates shall be adjusted to 13% and 9%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 10%, such deduction rate shall be adjusted to 9%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 13%, such tax shall be calculated at the deduction rate of 10%; (iv) for exported goods and labor originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 10% and export tax refund rate of 10%, the export tax refund rate shall be adjusted to 9%. Announcement 39 became effective on April 1, 2019 and superseded then existing provisions which were inconsistent with Announcement 39. Therefore, from May 1, 2018 to March 31, 2019, the VAT tax rates of our PRC subsidiaries changed from 17% to 16% on product sales. After April 1, 2019, the VAT tax rates of our PRC subsidiaries changed from 16% to 13% on product sales. VAT tax rate of our service revenue remains to be the same as that before May 1, 2018, which is 6%. We are also subject to surcharges on VAT payments in accordance with PRC law.

Regulation Relating to Dividend Withholding Tax

The EIT Law and its implementation rules provide that since January 1, 2008, an enterprise income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes (《內地和香港特別行政區關於對所得避免雙重徵稅和防止偷漏稅的安排》), or the Double Tax Avoidance Arrangement and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties (《國家稅務總局關於執行稅收協定股息條款有關問題的 通知》), or the SAT Circular 81, issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Furthermore, the Administrative Measures for Non-Resident Taxpayer to Enjoy Treatments under Tax Treaties (《非居民納稅人享受稅收協定待遇管理辦法》), or SAT Circular 60, which became effective in November 2015, require that non-resident enterprises which satisfy the criteria for entitlement to tax treaty benefits may, at the time of tax declaration or withholding declaration through a withholding agent, enjoy the tax treaty benefits, and be subject to ongoing administration by the tax authorities. In the case where the non-resident enterprises do not apply to the withholding agent to claim the tax treaty benefits, or the materials and the information stated in the relevant reports and statements provided to the withholding agent do not satisfy the criteria for entitlement to tax treaty benefits, the withholding agent should withhold tax pursuant to the provisions of the PRC tax laws. The SAT issued the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits (國家稅務總局關於發佈《非居民納稅人享受協定待遇管理辦法》的公告), the SAT Circular 35, on October 14, 2019, which became effective on January 1, 2020. The SAT Circular 35 further simplified the procedures for enjoying treaty benefits and replaced the SAT Circular 60. According to the SAT Circular 35, no approvals from the tax authorities are required for a non-resident taxpayer to enjoy treaty benefits, where a non-resident taxpayer self-assesses and concludes that it satisfies the criteria for claiming treaty benefits, it may enjoy treaty benefits at the time of tax declaration or at the time of withholding through the withholding agent, but it shall gather and retain the relevant materials as required for future inspection, and accept follow-up administration by the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties (《關於稅收協定中”受益所有人”有關問題的公告》), or Circular 9, which was issued on February 3, 2018 by the SAT, effective as of April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties.

Regulations Relating to Foreign Exchange and Dividend Distribution Foreign Exchange Regulation

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (《外匯管理條例》). Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, may be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities or banks is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency denominated loans or foreign currency is to be remitted into China under the capital account, such as a capital increase or foreign currency loans to our PRC subsidiaries.

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises (《關於完善外商投資企業外匯資本金支付結匯管理有關業務操作問題的通知》), or SAFE Circular 142, regulating the conversion by a foreign- invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used.

In addition, SAFE promulgated the Notice on Issues concerning Further Clarifying and Regulating the Foreign Exchange Administration under Some Capital Accounts (《關於進一步明確和規範部分資本項目外匯業務管理有關問題的通知》) on November 9, 2011 in order to clarify the application of SAFE Circular 142. Under these regulations, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used.

Since SAFE Circular 142 has been in place for more than five years, SAFE decided to further reform the foreign exchange administration system in order to satisfy and facilitate the business and capital operations of FIEs, and issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Areas (《關於在部分地區開展外商投資企業外匯資本金結匯管理方式改革試點有關問題的通知》), or SAFE Circular 36, on August 4, 2014. This circular suspends the application of SAFE Circular 142 in certain areas and allows a foreign-invested enterprise registered in such areas with a business scope covering “investment” to use the RMB capital converted from foreign currency registered capital for equity investments within the PRC. On April 9, 2015, SAFE released the Notice on the Reform of the Management Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises (《關於改個外商投資企業外匯資本金結匯管理方式的通知》), or SAFE Circular 19, which came into force and superseded SAFE Circular 142 and SAFE Circular 36 from June 1, 2015. SAFE Circular 19 has made certain adjustments to some regulatory requirements on the settlement of foreign exchange capital of foreign-invested enterprises, and some foreign exchange restrictions under SAFE Circular 142 are lifted. Under SAFE Circular 19, the settlement of foreign exchange by FIEs shall be governed by the policy of foreign exchange settlement at will. In June 2016, SAFE promulgated the Notice on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement (《關於改革和規範資本項目結匯管理政策的通知》), or SAFE Circular 16, which removed certain restrictions previously provided under several SAFE circulars in respect of conversion by an FIE of foreign currency registered capital into RMB and use of such RMB capital. However, SAFE Circular 19 and SAFE Circular 16 also reiterate that the settlement of foreign exchange shall only be used for purposes within the business scope of the FIEs. In October 2019, SAFE issued the Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment (《關於進一步促進跨境貿易投資便利化的通知》), or SAFE Circular 28, pursuant to which foreign- invested enterprises whose approved business scope does not include equity investments are allowed to use their capital funds obtained from foreign exchange settlement to make domestic equity investments in China, provided that such investments do not violate the Negative List and the target investment projects are genuine and in compliance with laws.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment (《關於進一步改進和調整直接投資外匯管理政策的通知》), or SAFE Circular 59, which was further amended in May 2015. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents (關於印發《外國投資者境內直接投資外匯管理規定》及配套文件的通知) in May 2013, which was further revised in 2015, 2018 and 2019, which specify that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

SAFE Circular 37

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles (《關於境內居民通過特殊目的公司境外融資及返程投資外匯管理有關問題的通知》), or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. On February 13, 2015, SAFE released SAFE Circular 13, which became effective from June 1, 2015. According to this notice, local banks shall examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37. Beneficial owners of the special purpose vehicle who are PRC citizens are also required to make annual filing with the local banks regarding their overseas direct investment status.

Mr. Vincent Wenbin Qiu and Mr. Junhua Wu have completed initial filings with the local counterpart of SAFE relating to their investments in us. However, we may not be aware of the identities of all our beneficial owners who are PRC residents. In addition, we do not have control over our beneficial owners and cannot assure you that all of our PRC resident beneficial owners will comply with SAFE Circular 37 and its implementation rules, including relevant annual filing requirement. The failure of our beneficial owners who are PRC residents to register or amend their SAFE registrations in a timely manner pursuant to SAFE Circular 37 or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries or receive dividends or other distributions from our PRC subsidiaries or other proceeds from disposal of our PRC subsidiaries, or we may be penalized by SAFE.

Share Option Rules

Under the Administration Measures on Individual Foreign Exchange Control (《個人外匯管理辦法》) issued by the PBOC on December 25, 2006, all foreign exchange matters involved in employee share ownership plans and share option plans in which PRC citizens participate require approval from SAFE or its authorized branch. Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In addition, SAFE issued the Circular of SAFE on Issues Concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Overseas Listed Companies (《關於境內個人參與境外上市公司股權激勵計劃外匯管理有關問題的通知》), or SAFE Circular 7 in 2012. Pursuant to SAFE Circular 7, employees, directors, supervisors, and other senior officers who participate in any equity incentive plan of publicly-listed overseas companies and who are PRC citizens or non-PRC citizens residing in China for a consecutive period of no less than one year, subject to a few exceptions, are required to register with SAFE or its local branches through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed companies, and complete other procedures with respect to the equity incentive plan. In addition, the PRC agent is required to amend SAFE registration with respect to the equity incentive plan if there is any material change to the equity incentive plan, the PRC agent or other material changes. The PRC agent must, on behalf of these individuals who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with these individuals’ exercise of the employee share options. Such individuals’ foreign exchange income received from the sale of stocks and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in China opened and managed by the PRC subsidiaries of the overseas listed company or the PRC agent before distribution to such individuals. Shanghai Baozun Wujiang Branch has completed SAFE registration under SAFE Circular 7 on behalf of the participants to our share incentive plans.

Regulations Relating to Employment

The Labor Contract Law (《勞動合同法》) and its implementation rules provide requirements concerning employment contracts between an employer and its employees. Pursuant to the Labor Contract Law, a written labor contract is required when an employment relationship is established between an employer and an employee. An employer is obligated to sign a labor contract with an employee with an indefinite term if the employer continues to employ the employee after two consecutive fixed-term labor contracts. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations. Other labor-related regulations and rules of the PRC stipulate the maximum number of working hours per day and per week as well as the minimum wages. An employer is required to set up occupational safety and sanitation systems, implement the national occupational safety and sanitation rules and standards, educate employees on occupational safety and sanitation, prevent accidents at work and reduce occupational hazards.

On December 28, 2012, the Labor Contract Law was amended to impose more stringent requirements on labor dispatch which became effective on July 1, 2013. Pursuant to the amended PRC Labor Contract Law, the dispatched contract workers shall be entitled to equal pay for equal work as a fulltime employee of an employer, and they shall only be engaged to perform temporary, ancillary or substitute works, and an employer shall strictly control the number of dispatched contract workers so that they do not exceed certain percentage of total number of employees. According to the Labor Dispatch Provisions (《勞務派遣暫行規定》), promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, (i) the number of dispatched contract workers hired by an employer should not exceed 10% of the total number of its total employees (including both directly hired employees and dispatched contract workers); and (ii) in the case that the number of dispatched contract workers exceeds 10% of the total number of its employees at the time when the Labor Dispatch Provisions became effective (i.e., March 1, 2014), the employer shall formulate a plan to reduce the number of its dispatched contract workers to below the statutory cap prior to March 1, 2016.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law (《社會保險法》), an employer that fails to make social insurance contributions may be ordered to pay the required contributions within a stipulated deadline and be subject to a late fee. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Management of Housing Fund (《住房公積金管理條例》), an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

FORWARD-LOOKING STATEMENTS

This Exhibit 99.1 contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us, our industries and the regulatory environment in which we and companies integral to our business operate. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “target,” “goal,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our operations and business prospects; our business and operating strategies and our ability to implement such strategies; our ability to develop and manage our operations and business; competition for, among other things, capital, technology and skilled personnel; our ability to control costs; our dividend policy; changes to regulatory and operating conditions in the industry and geographical markets in which we operate; and all other risks and uncertainties described in “Risk Factors.”

The forward-looking statements made in this Exhibit 99.1 relate only to events or information as of the date on which such statements are made. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Exhibit 99.1 completely in conjunction with our annual reports on Form 20-F and other documents filed with or furnished to the SEC and with the understanding that our actual future results may be materially different from what we expect.